

Catalyst for a better Hawai'i

Notice of
2019 Annual Meeting & Proxy Statement





March 25, 2019

Dear Fellow Shareholder:

On behalf of the Board of Directors of Hawaiian Electric Industries, Inc. (HEI), it is my pleasure to invite you to attend the 2019 Annual Meeting of Shareholders (2019 Annual Meeting) of HEI. The meeting will be held on Tuesday, May 7, 2019 at 10:00 a.m., Hawaii time at HEI's premises in Room 805 on the eighth floor of the American Savings Bank Tower, located at 1001 Bishop Street, Honolulu, Hawaii 96813. A map showing the location of the meeting site appears on the last page of the enclosed Proxy Statement.

The Notice of Annual Meeting of Shareholders and Proxy Statement that accompany this letter describe the business to be conducted during the 2019 Annual Meeting.

Your vote is very important. Whether or not you attend the meeting in person, and no matter how many shares you own, it is important that your views be represented. **Please vote by signing and returning your proxy card or by using telephone or internet voting. Instructions on how to vote are on pages 72-73 of the Proxy Statement.**

For further details on HEI's accomplishments in 2018, please see my letter in the accompanying Annual Report, as well as our Independent Chairman's letter to follow.

The Board of Directors and management team of HEI would like to express our appreciation to you for your confidence and support. I look forward to seeing you at the 2019 Annual Meeting in Honolulu.

Sincerely,

Constance H. Lau
President and Chief Executive Officer



A Message from Our Independent Chairman

Dear Fellow Shareholder,

At Hawaiian Electric Industries (HEI), your board is committed to the highest standards of ethics and good corporate governance, promoting integrity, accountability, transparency and sound decision-making. As Chairman, I value this chance to share our board's priorities for achieving our objectives of creating long-term shareholder value and ensuring the vitality of HEI for all who rely on our company, from our shareholders and customers to our employees and the communities we serve.

Board Refreshment and Governance

To support and advance our company's priorities, including our work to achieve Hawaii's leading renewable energy goals, we are focused on ensuring we have the right mix of directors with the collective expertise to guide our strategy. We are deeply committed to maintaining diverse perspectives, and 64% of our directors are women or from diverse ethnic backgrounds. We are excited to nominate three new directors for election to the board this year, two of whom are women and all of whom bring excellent skills and experience to add to the strength of our talented board.

Celeste Connors has extensive experience developing policy on sustainability and climate change and bringing stakeholders together to address policy challenges. Mary Powell is the CEO of a utility known for its customer focus and innovative green energy initiatives. And Jim Scilacci has in-depth utility and financial expertise. As a board, we took great care in evaluating the needs of our company and assessing potential board candidates. We highly recommend Celeste, Mary and Jim to you, our shareholders, for election to the board. To learn more about them, please see pages 2-5 of this proxy statement.

After 25 years of dedicated service to HEI's board, much of which as a valued chair of our Nominating & Corporate Governance Committee, Kelvin Taketa will not stand for re-election. We have appointed Peggy Fowler as the new Chair of our Nominating & Corporate Governance Committee. In addition, as part of our planned board leadership transition, Admiral Tom Fargo, who serves as Chair of our Compensation Committee and has been nominated for re-election to the board, will be appointed Vice Chair of the Board if elected at this annual meeting.

While this year reflects a number of changes in our board composition, board refreshment is a continuous process. We conduct annual board and committee self-evaluations and periodic self and peer reviews to ensure the board's skills align with our strategy. In addition to expertise in utilities and banking, our board has significant leadership experience and deep expertise in regulation, renewable energy, infrastructure resilience, risk management, financial oversight, strategic and operational management of complex organizations and corporate transformation. With our operations and strategy focused on Hawaii, our success is inextricably linked to the health of Hawaii's economy and communities. Thus, it is critically important to have directors who are connected to and understand our communities and the unique regulatory and community considerations of operating in our islands. Finally, our board continues to prioritize diversity and independence, which encourage the constructive expression of views that may differ from those of senior management, particularly in setting our strategic direction.

Board Oversight of Strategy and Capital Allocation

The board meets regularly to assess HEI's strategy, including the development and investment in opportunities that serve as catalysts for a better Hawaii. Our place-based strategy and sustained financial performance provide the resources to invest in the company's strategic growth and a sustainable future for our state, while delivering shareholder value. Our strong investment grade balance sheet provides efficient access to growth capital and our consolidated enterprise and efficient capital structure limit our need for external equity. Over the last five years, we have invested $2 billion in Hawaii infrastructure, loaned $7.8 billion to Hawaii customers and returned approximately

$600 million in dividends to shareholders. In addition, our total return to shareholders has outperformed both the S&P 500 and broader utility index over one-, three- and five-year periods.

Culture and Our Teammates

We are dedicated to creating a better Hawaii. We reflect this commitment through our efforts to provide products and services that enhance our customers' lives, and in our work to protect Hawaii's unique environment, strengthen our economy, support our communities and act with integrity and accountability.

Our board oversees and works with management to find and cultivate the talent our organization needs to continue delivering value for our shareholders, customers and communities. Our employees are committed to the company's foundational values: integrity, excellence, aloha and safety. In turn, we as a board have prioritized investment in our employees, providing opportunities for challenge, growth and advancement. We offer numerous training courses and extensive wellness programs focusing on improving overall employee health across the enterprise. I'm pleased to announce that American Savings Bank continues to receive recognition for its excellent workplace culture, and has been named one of Hawaii Business Magazine's ''Best Places to Work'' for ten consecutive years.

Our Focus on Risk Oversight

The board spends significant time on risk oversight. We have a board-approved consolidated enterprise risk management system designed to identify and assess risks across the HEI enterprise and report risks to the board, along with proposed strategies for mitigating such risks.

At least annually, the board conducts a strategic planning and risk review, during which we evaluate the company's fundamental financial and business strategies and assess major risks facing the company and options to mitigate those risks. Based on the review, the board and senior management, including the HEI Chief Risk Officer, identify key issues to be addressed during the next calendar year.

Meaningful Shareholder Engagement

We believe strong corporate governance includes engaging with our shareholders and considering their views. Over the past year, our company reached out to or engaged in meetings and discussions with shareholders representing more than 65% of our institutional shareholder base. These meetings covered our financial and operational performance, our progress toward renewable energy goals, executive compensation and board and governance policies, and involved our independent directors as appropriate. This engagement provides valuable insight that informs the work of both management and the board.

We look forward to the year ahead as we continue our work to create long-term shareholder, customer and community value. On behalf of the Board of Directors, thank you for your continued support.

Aloha,

Jeffrey N. Watanabe
Chairman of the Board

NOTICE OF 2019 ANNUAL MEETING OF SHAREHOLDERS

Hawaiian Electric Industries, Inc.
1001 Bishop Street, Suite 2900
Honolulu, Hawaii 96813





When:	Tuesday, May 7, at 10:00 a.m., Hawaii Time
Where:	American Savings Bank Tower, 1001 Bishop Street, 8th Floor, Room 805, Honolulu, Hawaii 96813
Items of Business:	**Proposal 1** — Election of four Class II directors to serve for a three-year term expiring at the 2022 Annual Meeting of Shareholders and election of one Class III director to serve until the 2020 Annual Meeting of Shareholders
	Proposal 2 — Advisory vote to approve the compensation for HEI's named executive officers
	Proposal 3 — Approval of extension of the term of the Hawaiian Electric Industries, Inc. 2011 Nonemployee Director Stock Plan and increase in the number of shares available for issuance thereunder
	Proposal 4 — Ratification of the appointment of Deloitte & Touche LLP as HEI's independent registered public accountant for 2019
	To transact such other business as may properly come before the 2019 Annual Meeting
Record Date:	March 1, 2019
Annual Report:	The 2018 Annual Report to Shareholders, which is not part of the proxy solicitation materials, has been mailed or made available electronically to shareholders, along with this Notice of 2019 Annual Meeting of Shareholders and accompanying Proxy Statement.
Who Can Attend:	Only shareholders of record as of the record date are entitled to receive notice of, attend and vote at the 2019 Annual Meeting. To attend, you must bring government-issued photo identification. If your shares are held in street name, you must also bring evidence of ownership on the record date (such as a brokerage account statement). If you represent an entity that is a shareholder, you will also need proof of authority for representation.
Date of Mailing:	On or about March 25, 2019, these proxy materials and annual report are being mailed or made available to shareholders.

By Order of the HEI Board of Directors,

Kurt K. Murao
Vice President — Legal & Administration and
Corporate Secretary

March 25, 2019

How To Vote Your Shares

Your vote is important. Please vote as soon as possible by one of the methods shown below. Make sure to have your proxy card, voting instruction form, or notice of Internet availability in hand and follow the instructions. Shareholders of record may appoint proxies and vote their shares in one of four ways:



By Telephone: You can vote your shares by calling 1-888-693-8683.



By Internet: You can vote your shares online at www.cesvote.com.



By Mail: You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.



In Person: Attend our annual meeting and vote by ballot.

Shareholders whose shares are held by a bank, broker or other financial intermediary (i.e., in "street name") should follow the voting instruction card provided by such intermediary.

Any proxy may be revoked in the manner described on page 74 in the accompanying Proxy Statement.

It is important that you vote your shares. To ensure that your shares are voted, please follow the instructions on the proxy card to either complete and return the proxy card or vote by telephone or over the internet. Mailing your proxy card or voting by telephone or over the internet does not preclude you from changing your vote in person at the 2019 Annual Meeting of Shareholders (the 2019 Annual Meeting).

> **Important Notice Regarding the Internet Availability of Proxy Materials for the 2019 Annual Meeting of Shareholders to be held on May 7, 2019**
>
> The accompanying Proxy Statement, 2018 Annual Report to Shareholders and 2018 Annual Report on Form 10-K are available at http://www.hei.com

TABLE OF CONTENTS

PROXY SUMMARY

This summary contains highlights about our Company and the upcoming 2019 Annual Meeting. This summary does not contain all of the information that you should consider. Please read the entire Proxy Statement carefully prior to voting.

VOTING MATTERS

Management Proposals	Board Vote Recommendation	Page
1. Election of Four Class II Directors and One Class III Director	✓FOR Each Nominee	1
2. Advisory Vote to Approve the Compensation of HEI's Named Executive Officers	✓FOR	27
3. Approval of Extension of the Term of the Hawaiian Electric Industries, Inc. 2011 Nonemployee Director Stock Plan and Increase in the Number of Shares Available for Issuance Thereunder	✓FOR	65
4. Ratification of Appointment of Independent Auditor for 2019	✓FOR	70

ELECTION OF DIRECTORS

The following table provides summary information about the nominees for election to the Board of Directors (Board) — four Class II directors and one Class III director of Hawaiian Electric Industries, Inc. (HEI or the Company). Additional information about all directors, including the nominees, may be found beginning on page 2.

Name	Age	Director Since	Primary Occupation	Independent	Leadership and Committee Membership	Other Public Boards
Class II Directors						
Celeste A. Connors	43	New	Executive Director, Hawaii Green Growth Local2030 hub	✓	—	—
Thomas B. Fargo	70	2005	Chairman, Huntington Ingalls Industries, Inc. Former Commander, U.S. Pacific Command	✓	CC (chair) NCGC	3
Mary G. Powell	58	New	CEO, Green Mountain Power Corporation	✓	—	1
William J. Scilacci, Jr.	63	New	Retired EVP and CFO, Edison International	✓	—	—
Class III Director						
Jeffrey N. Watanabe	76	1987	Retired Founder, Watanabe Ing LLP	✓	EC (chair) CC BD	—

CC - Compensation Committee
EC - Executive Committee
NCGC - Nominating and Corporate Governance Committee
BD - Chairman of the Board

GOVERNANCE HIGHLIGHTS

HEI's governance is guided by the principle that shareholder value for our Company is linked to the value we bring to the customers and communities we serve. Highlights of our governance include:

BOARD OF DIRECTORS	
Independent Chairman of the Board	**YES**
Number of Independent Directors	**10 of 11**
Percentage of Directors who are women or from diverse ethnic backgrounds	**64%***
All Audit, Compensation and Nominating & Corporate Governance Committee members are independent	**YES**
Executive session of independent directors held at each Board meeting	**YES**
All directors attended at least 89% of meetings of the Board and Board committees on which they served in 2018	**YES**
Policy limitation on membership on other public company boards	**YES**
Annual Board and committee self-evaluations and periodic director self and peer review	**YES**
Directors required to submit resignation for Board consideration upon the end of their term after reaching age 75 or in event of a significant change in their employment	**YES**
Share ownership and retention requirements for directors and executives	**YES**

* see page 17

CURRENT DIRECTORS

	Public C-Suite Experience	Utilities Experience	Financial Experience	Banking Experience	Hawaii Experience	Government / Regulation Experience	Renewable Energy Experience	Diversity
Jeffrey N. Watanabe (Chairman)			✓	✓	✓	✓		✓
Constance H. Lau (CEO)	✓	✓	✓	✓	✓	✓	✓	✓
Richard J. Dahl	✓	✓	✓	✓	✓			
Thomas B. Fargo			✓	✓	✓	✓		
Peggy Y. Fowler	✓	✓	✓	✓		✓	✓	✓
Keith P. Russell	✓	✓	✓	✓				
James K. Scott					✓	✓		✓
Barry K. Taniguchi			✓		✓	✓		✓

NEW DIRECTOR NOMINEES

	Public C-Suite Experience	Utilities Experience	Financial Experience	Banking Experience	Hawaii Experience	Government / Regulation Experience	Renewable Energy Experience	Diversity
Celeste A. Connors					✓	✓	✓	✓
Mary G. Powell		✓	✓	✓		✓	✓	✓
William James Scilacci, Jr.	✓	✓	✓			✓	✓	

The lack of a check for a particular item does not mean that the director does not possess that experience or is unable to contribute to the decision-making process in that area. We look to each director to be knowledgeable in these areas; however, the check indicates that the item is a particularly prominent area of expertise that the director brings to the Board.

SHAREHOLDER INTERESTS

- In an uncontested director election, a director who is elected but does not receive the support of a majority of votes cast must submit his or her resignation for Board consideration

- No shareholder rights plan

- Input from shareholder outreach incorporated in decision processes

- Prohibition on hedging and pledging of HEI stock

- Proxy access

SHAREHOLDER ENGAGEMENT

We believe that strong corporate governance includes engagement with our shareholders and considering their views. This past year, we reached out to or held meetings and discussions with shareholders representing more than 65% of our institutional shareholder base. We greatly value the feedback received from our shareholders, which is collected and shared with the Board. This engagement provides valuable insight that informs the work of both management and the Board.

HEI Participants	Types of Engagement	Topics Covered
• Independent directors, including Board leadership • Executive management • Investor relations team	• Discussions with existing shareholders (portfolio managers and corporate governance/ investment stewardship departments) • Discussions with prospective shareholders • Investor conferences • Earnings conference calls • Outreach to proxy advisory firms • Outreach to financial advisors and stock brokers for our shareholders	• Key value drivers • Capital structure and capital allocation priorities • Strategic initiatives • Financial and operational performance and goals • Board composition and governance • ESG risks and opportunities • Risk management • Executive compensation policies and design

2018 BUSINESS HIGHLIGHTS

FINANCIAL RESULTS

	Net Income[1]	Diluted Earnings per Share (EPS)[1]	Return on Average Common Equity[1]
2018	$202M	$1.85	9.5%
2017	$165M ($179M)	$1.52 ($1.65)	7.9% (8.6%)
2016	$248M ($190M)	$2.29 ($1.75)	12.4% (9.5%)

[1] Numbers in parentheses are non-GAAP measures, which exclude tax reform and related adjustments for 2017, and after-tax merger and spin-off related expenses and income for 2016. See Exhibit A for a reconciliation of GAAP to non-GAAP measures.

	Total Shareholder Return (%)			
	HEI	S&P 500 Index	Edison Electric Institute Index	KBW Regional Banking Index
2018	5.0	(4.4)	3.7	(17.5)
3-year	41.7	30.4	36.0	16.7
5-year	72.1	50.3	68.5	26.6
10-year	166.0	242.8	176.4	87.2

Source: Bloomberg.

2018 COMPANY HIGHLIGHTS

Creating long-term value for shareholders, customers, employees and communities

In 2018, our HEI family of companies achieved important accomplishments that advance our goal of delivering long-term value for our shareholders, customers, employees and communities. We continued to work in collaboration with the communities we serve to reach our ambitious but necessary renewable energy goals, strengthen our economy and make our communities and neighborhoods more resilient.

We delivered on key priorities of our five-year utility transformation plan, including (1) achieving 27 percent of energy sales from renewable sources — up from just 9 percent a decade ago and despite the lava-related outage of a third party geothermal plant in 2018; (2) contracting for the addition of eight new solar-plus-storage projects comprising 275 megawatts of solar and more than one gigawatt of battery storage, all at prices below the cost of fossil fuel generation; (3) a 19% reduction in imported fossil fuel use over the last 10 years, helping keep more dollars in our state's economy; (4) 19% lower greenhouse gas emissions (GHG) from our facilities since 2010, with an expectation that over the next four years GHG emissions from our power plants will be cut in half, moving our state closer to a carbon neutral future; (5) the filing of our electrification of transportation roadmap to advance adoption of electric vehicles in our state; (6) continued work to modernize our grid, strengthen resilience and enable more renewable energy and more customer options; (7) a 17% improvement in customer satisfaction since 2014; and (8) implementation of a new enterprise management system, which is key to completing our One Company initiative to standardize processes across our system and bring more efficiency and value for customers.

Our bank continues to carry out its vision of enabling Hawaii's families, businesses and communities to achieve their goals. ASB invested approximately $1.8 billion in our community in 2018. Its lending activities in Hawaii help build a sustainable local economy and provide the capital to help our customers grow their businesses, plan for retirement and their children's education, or buy their first home. ASB also achieved record financial performance in 2018, with net income of $82.5 million, a 23% increase over the prior year. Additionally, the new Honolulu campus that ASB's non-branch employees are moving into this spring provides opportunities to further the bank's efforts to make banking easier for customers, deepen customer relationships, increase efficiency and enhance the bank's award-winning culture.

In 2018, our newest subsidiary, Pacific Current, continued to strengthen our strategy to be a catalyst for a better Hawai'i by building local partnerships to invest in projects that advance our state's sustainability goals. Pacific Current progressed development of solar-plus-storage projects at five University of Hawai'i campuses to help the university achieve its goal of net zero energy by 2035. In 2018, Pacific Current also established a small and highly talented management team, which includes its new President, Scott Valentino.

Together our companies generated $201.8 million in net income in 2018, representing solid growth of 22% in both net income and diluted earnings per share (EPS) over 2017, or 12% growth over the prior year's core net income and EPS, which excluded one-time tax reform impacts that reduced our 2017 earnings. In 2018 we continued our record of paying uninterrupted dividends to our shareholders and in early 2019 our board approved a 3% dividend increase, raising the quarterly dividend from 31 cents to 32 cents per share and reflecting the strength of our 2018 results and our Board's confidence in our future prospects.

SUSTAINABILITY

As a company with a strategy focused on Hawaii and with all of our operations in the state, our ability to deliver long-term value for our stakeholders is tied to the strength and long-term sustainability of Hawaii's communities, economy and environment. This is why our overall strategy is to be a catalyst for a better Hawaii and why our Board and management team are focused on collaborating with our communities to further a sustainable future for our state.

<u>Advancing a sustainable environment</u>

Hawaii has the nation's most ambitious climate goals: 100% renewable energy and a carbon neutral economy, including transportation, by 2045, and our companies are critical to accomplishing these goals. Our utility is on track to achieve our state's aggressive renewable energy standard, and is playing a leading role alongside other community partners to increase electrification of transportation to help make our state's economy carbon neutral. Significantly reducing the use of imported fossil fuel in our state will benefit our customers, economy and environment, and we believe will also drive long-term shareholder value as we invest in these efforts. Such benefits include more stable customer bills, more dollars retained in our local economy, increased resiliency for our state, and lower greenhouse gas emissions. These actions will help preserve Hawaii's unique environment, which is key to our economy given the importance of the tourism industry in Hawaii. As we continue our clean energy transition, we are seeking ways to increase efficiency and deliver even more benefits to our customers and shareholders.

The actions we take today will help us achieve our long-term goals. Those actions include:

- Pursuing aggressive targets

    - If projects we are contracting for are approved and built in the projected timeline, by 2022 we have would expect to achieve:

        - 45-50% of electricity sales from renewable resources

        - ~50% lower fossil fuel use than 2008

        - ~50% lower greenhouse gas emissions than 2010

- Adding more renewables and storage

    - We have filed with the Hawaii Public Utilities Commission (PUC) for approval of power purchase agreement (PPAs) representing 275 MWs solar and more than 1 GWh of storage

- Investing in electrification of transportation (EoT)

    - We filed our EoT Strategic Roadmap with the (PUC) in 2018, laying the foundation for more electric vehicles for our state

- Promoting smart, sustainable, resilient communities

    - In 2018 the PUC accepted our Grid Modernization Strategy and we filed for Phase I of implementation of that plan

    - We are convening important community conversations about resilience planning

- Engaging with stakeholders on regulatory framework

    - The performance-based ratemaking docket focuses on aligning the utility regulatory framework with our state's climate goals

<u>Building a sustainable economy</u>

Our companies are key contributors to Hawaii's economy, and the health of our economy in turn impacts our companies. As a bank entirely focused on Hawaii, ASB is committed to building a sustainable local economy through its business lending activities and through its efforts to foster innovation and entrepreneurship. ASB loaned more than $7.8 billion to Hawaii customers over the past five years, including lending for small businesses, clean energy projects, community development and low income housing. This important financing helps diversify our economy and create new jobs, advance our state's move to a renewable energy, carbon neutral future, and helps provide a more stable foundation for Hawaii families. In addition, ASB works to promote innovation and entrepreneurship in our economy by sponsoring and participating in innovation and entrepreneurship programs, including its own ''KeikiCo'' business plan competition for K-12 students, university programs such as the University of Hawaii Pacific and Asian Center for Entrepreneurship and Chaminade University's Hogan Entrepreneurs Program, and nationally recognized start-up accelerators like XLR8UH and Elemental Excelerator.

EXECUTIVE COMPENSATION HIGHLIGHTS — PAYING FOR PERFORMANCE

The compensation program for our named executive officers is composed of four primary elements — base salary, performance-based annual and long-term incentives, and restricted stock units vesting in equal annual installments over four years. We emphasize variable pay over fixed pay, with the majority of the total compensation opportunity at target for each named executive officer linked to the Company's financial, market and operational results. The compensation program also balances the importance of achieving long-term strategic priorities and critical short-term goals linked to long-term objectives.



2018 Named Executive Officer (NEO) Pay Opportunity

Variable Over Fixed Pay Opportunity at Target

Variable
56%
Fixed
44%
All NEOs Combined

Balance of Short- and Long-Term Pay Opportunity at Target

Long-Term
48%
Short-Term
52%
All NEOs Combined

VARIABLE PAY REFLECTS PERFORMANCE

Under our pay-for-performance design, incentive payouts to named executive officers are aligned with results. The following graphs show the performance-based payouts to the HEI Chief Executive Officer (CEO). HEI CEO annual incentive pay is linked to HEI's adjusted annual net income, as well as subsidiary performance. Long-term performance-vesting equity payouts over the respective three-year periods tracked our Relative TSR results.

Annual Net Income and CEO Performance-Based Annual Incentive Payouts

300
250
200
150
100
50
0
Net Income
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Payouts
$.98M
$1.25M
$1.18M
$1.00M
$.90M
2014
2015
2016
2017
2018
CEO Annual Incentive Payout ($ in millions)
Adjusted (Non-GAAP) Annual Net Income ($ in millions)
GAAP Annual Net Income ($ in millions)

3-year Relative TSR Results and Performance Based Long-Term Incentive Payouts

40
35
30
25
20
15
10
5
0
TSR
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Payouts
$.89M
$.76M
$1.68M
$1.34M
$1.70M
2012-14
2013-15
2014-16
2015-17
2016-18
CEO Long Term Incentive Payout ($ in millions)
Relative TSR 3-Year Results (%)



SUMMARY COMPENSATION TABLE

Due to the NextEra Energy merger that was pending at the time the 2015-17 and 2016-18 long term incentive plans (LTIPs) were established, these two LTIPs were denominated in cash rather than in stock. This is because the Compensation Committee had determined that while the merger was pending, HEI's stock price might be affected at least in part by merger considerations that were unrelated to HEI's true operating performance and that, as a result, the compensatory goals of the LTIP would be better served without such merger impact. Following the termination of the HEI/NextEra Energy merger agreement in July 2016, HEI returned to exclusively equity-based LTIPs in 2017, which impacts the comparative compensation amounts disclosed in the 2018 Summary Compensation Table (SCT). Although our LTIP programs and practices have not changed (i.e., one 3-year LTIP is granted each year), due to the disclosure timing differences between cash-based and equity-based LTIPs, the reported compensation amounts in the SCT for 2018 and 2017 are notably higher than, and not comparable to, the reported amounts for 2016 as they contain two LTIPs because of the disclosure differences, and are not reflective of the target compensation provided to our NEOs for 2018 and 2017. *Due to SEC disclosure rules, the 2018 and 2017 compensation amounts in the SCT include both the 2015-2017 LTIP and 2016-18 LTIP respective cash payouts and the 2017-2019 and 2018-2020 respective equity-based LTIP. By contrast, the 2016 compensation amounts in the SCT do not include any LTIP amounts.* Please see page 50 under "Summary Compensation Table".

COMPENSATION COMMITTEE DECISION-MAKING

The Compensation Committee, all of whose members are independent directors, establishes pay programs and reviews performance results to ensure that executive officer compensation aligns with shareholder interests. In addition, the Compensation Committee is advised by an independent compensation consultant with respect to the design of the plans, performance results, reasonableness of pay decisions and appropriateness or reasonableness of compensation adjustments.

The Compensation Committee believes that executive officer compensation reflects favorably on the Company's pay-for-performance objective, is aligned with shareholder interests and compares well relative to the Company's peers.

OUR EXECUTIVE COMPENSATION PROGRAM INCORPORATES BEST PRACTICES:

✓ Majority of target compensation opportunity tied to performance

✓ Rigorous performance goals are aligned with business strategy

✓ Stock ownership and retention requirements apply to named executive officers

✓ Clawback policy for performance-based pay

✓ "Double trigger" change-in-control agreements

✓ No tax gross ups (except for executive death benefit frozen in 2009)

✓ No employment contracts

✓ Minimal perquisites

✓ Prohibition against hedging and pledging of HEI stock

✓ No dividends or dividend equivalents paid on unearned performance shares

PROPOSAL NO. 1: ELECTION OF FOUR CLASS II DIRECTORS AND ONE CLASS III DIRECTOR

In accordance with HEI's Bylaws, the Board has fixed the size of the Board at eleven directors, divided into three classes with staggered terms. The Board proposes that the following nominees be elected at the 2019 Annual Meeting:

Class II directors to serve until the 2022 Annual Meeting of Shareholders, or until his or her respective successor shall be duly elected and qualified:

Celeste A. Connors

Thomas B. Fargo

Mary G. Powell

William J. Scilacci, Jr.

Class III director to serve until the 2020 Annual Meeting of Shareholders, or until his respective successor shall be duly elected and qualified:

Jeffrey N. Watanabe

Messrs. Fargo and Watanabe are incumbent directors of HEI. Mr. Scilacci and Mss. Connors and Powell are new director nominees of HEI. The Board has determined that Messrs. Fargo, Scilacci and Watanabe and Mss. Connors and Powell are independent under the applicable standards for director independence, as discussed below under ''Board of Directors — Independent Directors.'' Messrs. Fargo and Scilacci and Mss. Connors and Powell have each consented to serve for the new three-year term expiring at the 2022 Annual Meeting, if elected. Mr. Watanabe has consented to serve for the remainder of the Class III term expiring at the 2020 Annual Meeting, if elected. If a nominee is unable to stand for election at the time of the 2019 Annual Meeting, the proxy holders listed in the proxy card may vote in their discretion for a suitable substitute.

Information regarding the business experience and certain other directorships for each director nominee and continuing directors is provided on pages 2-12 below, together with a description of the experience, qualifications, attributes and skills that led to the Board's conclusion at the time of this Proxy Statement that each of the nominees and directors should serve on the Board in light of HEI's current business and structure.

> ✔ **FOR**
> The Board recommends that you vote FOR each nominee listed above to serve as a Class II or Class III Director.

1

Nominees for Class II Directors whose terms expire at the 2022 Annual Meeting of Shareholders



Celeste A. Connors

Director nominee for the 2019 Annual Meeting

Age: 43

Principal Occupation: Executive Director, Hawaii Green Growth Local2030 hub (public-private partnership focused on identifying sustainable growth priorities within an island context) (since 2015)

Ms. Connors brings to HEI considerable expertise in the areas of environmental, energy and economic policy spanning a 20-year career. She has substantial experience engaging with the public and private sectors to design and implement significant domestic and international policies. Ms. Connors' track record of leadership and innovation is complemented by her deep understanding of the business, government and non-profit communities in Hawaii.

RELEVANT PROFESSIONAL EXPERIENCE

Practitioner in Residence (Energy, Resources and Environment Program), Johns Hopkins University School of Advanced International Studies (SAIS) (since 2012)

Chief Executive Officer and Co-Founder, c.dots development (builds partnerships to deliver sustainable and resilient infrastructure in local communities) (since 2012)

Director (Environment and Climate Change), National Security Council and National Economic Council in the White House (2008-2012)

Foreign Service Officer, U.S. Department of State (2000-2012)

Foreign Affairs Advisor (Office of the Mayor), City of New York (1999-2000)

RELEVANT SKILLS & QUALIFICATIONS

Ms. Connors has considerable experience in environmental sustainability from serving as Executive Director of Hawaii Green Growth Local2030 hub, which was recognized by the United Nations in 2018 as one of the world's first hubs for sustainability solutions. Her proven track record of working to achieve Hawaii's energy and sustainability goals will add significant value to HEI's efforts to accelerate a sustainable future for Hawaii.

Ms. Connors has significant government, regulatory and policy development experience from serving as Director for Environment and Climate Change at the National Security Council and National Economic Council in the White House, as well as a Foreign Service Officer with the U.S. Department of State. Ms. Connors has advised the President, Vice President, Cabinet members and other governmental leaders on environment and sustainable development policy.

She has a deep understanding of the business, government and non-profit communities in the Hawaiian Islands from serving as Executive Director of Hawaii Green Growth Local2030 hub and CEO and Co-Founder of c.dots development.

EXPERTISE

 ENERGY

 COMMUNITY RELATIONS

 GOVERNMENT AND REGULATION

 LEADERSHIP

 ENTREPRENEURSHIP

EDUCATION

Master of Science (MSc), Development Studies, University of London, School of Oriental and African Studies (SOAS)

Bachelor of Arts, International Relations, Tufts University



Admiral Thomas B. Fargo, USN (Retired)

Independent Director
Compensation Committee Chair
Nominating and Corporate Governance Committee Member

Age: 70

Independent Director Since: 2005

Principal Occupation: Chairman, Huntington Ingalls Industries, Inc. (military shipbuilder) (NYSE: HII)

In addition to extensive leadership expertise, Admiral Fargo brings to the Board deep knowledge of the U.S. military, a major customer of HEI's electric utility subsidiary and a key driver of Hawaii's economy. He has top level management, strategic planning and financial and non-financial risk assessment skills developed over 40 years of leading nine organizations ranging in size from 130 to 300,000 people and managing budgets up to $8 billion.

PROFESSIONAL EXPERIENCE

Owner, Fargo Associates LLC (since 2005) (defense and homeland/national security consultancy)

Commander of the U.S. Pacific Command (retired)

PUBLIC COMPANY BOARDS

The Greenbrier Companies (since 2015) (rail manufacturing & licensing services)

Huntington Ingalls Industries, Inc. (since 2011) (military shipbuilder)

Matson Inc. (since 2012) (transportation & logistics) and predecessor company, Alexander & Baldwin, Inc. (2010-2011)

PAST PUBLIC COMPANY BOARDS

Northrop Grumman Corporation (2008-2011)

Hawaiian Holdings, Inc. (2005-2008) (Hawaiian Airlines holding company)

OTHER POSITIONS

Vice Chairman, United Services Automotive Association

Advisory Board Member, National Bureau of Asian Research

Director, AtHoc (until 2016)

Director, GTA Teleguam (until 2017)

Senior Advisor, SKAI Ventures

Director, Hawaiian Electric Company, Inc. (HEI subsidiary) (2005-2016)

EXPERTISE

CRITICAL CUSTOMERS

RISK MANAGEMENT

CORPORATE GOVERNANCE

LEADERSHIP

STRATEGIC PLANNING

FINANCE AND ACCOUNTING

EDUCATION

Bachelor of Science, United States Naval Academy

Executive and business training — Harvard University; Stanford University



Mary G. Powell

Director nominee for the 2019 Annual Meeting

Age: 58

Principal Occupation: President and Chief Executive Officer, Green Mountain Power, since 2008

Ms. Powell brings to HEI considerable strategic and operational management expertise having served as President and Chief Executive Officer of Green Mountain Power, a Vermont-based utility and subsidiary of Northern New England Energy, since 2008. She is a nationally recognized leader and innovator in the utilities space, and currently serves on a number of boards, including the board of Sunrun Inc., a solar financing company.

RELEVANT PROFESSIONAL EXPERIENCE

Independent Director, Sunrun Inc. (since Feb. 2018)

Vice Chair, Vermont Chamber of Commerce (2010-2012)

Chair, Vermont Business Roundtable (2012-2014)

Vice President (Human Resources and Organizational Development), then Vice President (Administration), then Senior Vice President (Customer and Organizational Development), then Senior Vice President and Chief Operating Officer, Green Mountain Power (1998-2008)

President, HR Works (total solutions provider of human resource management and benefits administration services) (1997-1998)

VP Human Resources, VP Retail Banking and SVP of Retail Banking, Key Bank of Vermont (1992-1997)

RELEVANT SKILLS & QUALIFICATIONS

Ms. Powell has significant experience in utilities and renewable energy, having served as President and CEO of Green Mountain Power since 2008. Under her leadership, the company became the world's first utility to become a Certified B Corporation (a business that balances purpose and profit). Ms. Powell led an ambitious energy vision to dramatically ramp up local renewable resources in Vermont.

Ms. Powell has relevant public board experience, serving as a director at Sunrun Inc., where she is a member of the compensation committee.

She also brings to HEI considerable non-profit experience, including serving as Chair of the Board of Directors of The Solar Foundation, a non-profit working to advance solar power as an energy source, and serving as a Board Member of Blue Cross Blue Shield of Vermont.

Ms. Powell's track record of leadership and innovation has received national acclaim; she was named as one of Fast Company's ''100 Most Creative People in Business'' in 2016 and as one of CEO Connection's ''2017 Most Influential Women of the Mid-Market,'' among other recognitions.

EXPERTISE

 LEADERSHIP

 STRATEGIC AND OPERATIONAL MANAGEMENT

 CORPORATE TRANSFORMATION

 FINANCE AND ACCOUNTING

 BANKING

 ENERGY, UTILITIES

EDUCATION

Associate of Science, Keene State College



William James Scilacci, Jr

Director nominee for the 2019 Annual Meeting

Age: 63

Principal Occupation: Former Executive Vice President and Chief Financial Officer, Edison International (2008-2016)

Mr. Scilacci brings to HEI extensive financial, leadership and operational management expertise from serving as a finance executive at a major California company, and its utility and competitive generation subsidiaries. His experience spans an impressive career of more than 30 years, and he demonstrated a strong track record of considerable shareholder value creation.

RELEVANT PROFESSIONAL EXPERIENCE

Senior Vice President and Chief Financial Officer, Edison Mission Energy (competitive generation subsidiary of Edison International) (2005-2008)

Vice President and Chief Financial Officer, then Senior Vice President, Chief Financial Officer Southern California Edison Company (subsidiary of Edison International and one of the largest electric utilities in the U.S.) (2000-2005)

Director, QF Resources, Southern California Edison (1996-2000)

Assistant Treasurer, Southern California Edison (1993-1996)

Finance Manager, Supervisor, and Analyst, Southern California Edison (1984-1993)

RELEVANT SKILLS & QUALIFICATIONS

Significant leadership and operational management experience through serving as CFO of Edison International, a publicly-traded company whose market cap increased substantially during Mr. Scilacci's tenure.

Extensive experience communicating with Wall Street analysts, investors, and rating agencies.

Mr. Scilacci's track record of success is highlighted by his recognition as one of the top CFOs in the electric utility sector by a 2017 Institutional Investor survey of investors and sell-side analysts.

EXPERTISE

Ⓢ FINANCE AND ACCOUNTING

STRATEGIC AND OPERATIONAL MANAGEMENT

LEADERSHIP

⚡ ENERGY, UTILITIES

⚠ RISK MANAGEMENT

EDUCATION

Master of Business Administration, Santa Clara University

Bachelor of Arts, University of California, Los Angeles

Nominee for Class III Director whose term expires at the 2020 Annual Meeting of Shareholders



Jeffrey N. Watanabe

Independent Director
HEI Chairman of the Board
HEI Executive Committee Chair
Compensation Committee Member

Age: 76

HEI Independent Director Since: 1987

Chairman of the Board Since: 2006

Principal Occupation: Former Managing Partner, Watanabe Ing & Komeiji LLP (1972-2007)

Mr. Watanabe has been one of the most influential figures in Hawaii's business community over the past four decades. His strategic counsel is widely sought by Hawaii's business, political and nonprofit leaders, as well as by global businesses seeking to do business in Hawaii.

Mr. Watanabe has a long personal history in environmental protection and public service. He was instrumental in assisting the National Park Service dramatically expand Volcanoes National Park through the acquisition of over 100,000 acres on the Big Island of Hawaii. He assisted with and facilitated the acquisition of the Palmyra Atoll, currently used as an international research center. Both were accomplished through The Nature Conservancy.

EXPERTISE

 LEGAL

 GOVERNMENT AND REGULATION

 INVESTING

 CORPORATE GOVERNANCE

 COMMUNITY RELATIONS

 ENTREPRENEURSHIP

PROFESSIONAL EXPERIENCE

35 years at Watanabe Ing, LLP

PAST PUBLIC COMPANY BOARDS

Matson Inc., Lead Independent Director (2017-2018), Director (2012-2018)

Alexander & Baldwin, Lead Independent Director (2012-2015), Director (2003-2015)

American Classic Voyages (1998-2003)
Cheap Tickets (2001)

OTHER POSITIONS

Director, American Savings Bank (HEI subsidiary)

Board member and Chair, Nature Conservancy of Hawaii (1988-2006)

Board of Governors, Nature Conservancy (1997-2003)

Chair, Child and Family Service (1984-1988); Consuelo Foundation (1991-2016); Blood Bank of Hawaii (1993-1994); Sesame Workshop (2000-2004); University of Hawaii Foundation (1996-1998)

Board member, Rehabilitation Hospital of the Pacific (1982-2000); Queen's Health System and Medical Center (1989-2000); Punahou School (1998-2018); First Insurance of Hawaii Foundation; Child & Family Service-Philippines (1988-2016); Hawaiian Electric Industries Charitable Foundation

EDUCATION

Juris Doctor, George Washington University

Bachelor of Arts, University of California Berkeley

Continuing Class III Directors whose terms expire at the 2020 Annual Meeting of Shareholders



Peggy Y. Fowler

Independent Director
Nominating and Corporate Governance Committee Chair
Compensation Committee Member

Age: 67

Independent Director Since: 2011

Principal Occupation: Former Chief Executive Officer (2000-2008), Portland General Electric Company (PGE)

Ms. Fowler's position as Chief Executive Officer of Portland General Electric, a NYSE-listed public utility company imparts significant industry, operations, leadership and management expertise to the Board.

Ms. Fowler has deep environmental and renewable energy expertise. During Ms. Fowler's tenure as CEO, PGE made the strategic decision to reduce use of oil and coal, and has been ranked #1 on multiple occasions for selling more renewable power to residential customers than any other U.S. utility. Under Ms. Fowler's leadership, wind and solar projects were constructed and integrated into the PGE grid.

PROFESSIONAL EXPERIENCE

35 years of executive leadership, senior officer and operating positions, PGE

PUBLIC COMPANY BOARDS

Umpqua Holdings Corp (since 2009, Chairman 2012-present) (bank holding company)

PAST PUBLIC COMPANY BOARDS

Portland General Electric (2006-2012)

OTHER POSITIONS

Director and committee member, Cambia Health Solutions (not-for-profit health insurer)

Director, PGE Foundation

Director, Portland Branch of Federal Reserve Bank of San Francisco (2007-2011)

EXPERTISE

 LEADERSHIP

 ENERGY, UTILITIES

 RENEWABLES

 ENVIRONMENTAL MANAGEMENT

 CORPORATE GOVERNANCE

 FINANCIAL OVERSIGHT

 REGULATORY COMPLIANCE

EDUCATION

Public Utility Executive Program, University of Idaho and University of Michigan

Bachelor of Science, Chemistry and Bachelor of Science, Math, George Fox University



Keith P. Russell

Independent Director
Audit Committee Member

Age: 73

Independent Director Since: 2011

Principal Occupation: President, Russell Financial (since 2001)

Mr. Russell served as an executive and/or Director within three major financial institutions and held domestic and international positions in all areas of banking, finance, capital markets and risk management. He has served on numerous panels on corporate governance and strategic direction.

Mr. Russell's years of executive leadership experience in financial service operations, including as an executive officer of a major lender to the electric utility industry, contribute invaluable expertise to the Board. His prior service as Chief Risk Officer of a large financial institution strengthens the Board's risk management capabilities.

PROFESSIONAL EXPERIENCE

Vice Chair/Chief Risk Officer, Mellon Financial Corp. (1991-2001)

President and Chief Operating Officer, Glendale Federal Bank (1983-1991)

Senior Vice President, Security Pacific Corporation (1974-1983)

PUBLIC COMPANY BOARDS

Sunstone Hotel Investors (since 2003)

PAST PUBLIC COMPANY BOARDS

Nationwide Health Properties (2002-2011)

OTHER POSITIONS

Director, KBS Growth and Income REIT

Director, American Savings Bank (HEI subsidiary)

EXPERTISE

 RISK MANAGEMENT

 FINANCE AND ACCOUNTING

 BANKING

 LEADERSHIP

 STRATEGIC PLANNING

 CORPORATE GOVERNANCE

EDUCATION

Master of Arts, Northwestern University

Bachelor of Arts, University of Washington



Barry K. Taniguchi

Independent Director
Audit Committee Chair
Executive Committee Member

Age: 71

Independent Director Since: 2004

Principal Occupation: Chairman (since 2014) and Chief Executive Officer (since 1989), former President (1989-2014), KTA Super Stores (largest grocery store chain on island of Hawaii)

Mr. Taniguchi brings to the Board considerable experience as a proven business leader in Hawaii, with extensive knowledge of the business climate and significant contacts and relationships within the business community and local governmental agencies. His extensive business and community service have earned him numerous awards for leadership.

Under Mr. Taniguchi's leadership, KTA Super Stores is investing in environmental and social innovations including electric vehicle infrastructure investments, PV system installation, sourcing from locally owned and produced businesses and supporting their marketing and expanded distribution, and philanthropic programs with direct community impact.

PROFESSIONAL EXPERIENCE

President and Director, K. Taniguchi Ltd. (since 1989) (real estate lessor)

OTHER POSITIONS

Trustee, Public Schools of Hawaii Foundation

Director, Hawaii Food Industry Association

Director, American Savings Bank (HEI subsidiary)

EXPERTISE

$ FINANCE AND ACCOUNTING

🏛 GOVERNMENT AND REGULATION

🤝 COMMUNITY RELATIONS

LEADERSHIP

🔍 AUDIT

EDUCATION

Bachelor in Business Administration, University of Hawaii

Continuing Class I Directors whose terms expire at the 2021 Annual Meeting of Shareholders



Richard J. Dahl

Independent Director
Audit Committee Member

Age: 67

Independent Director Since: 2017

Principal Occupation: Former President and Chief Executive Officer, James Campbell Company LLC (2010-2016)

Mr. Dahl has significant leadership, strategy, audit and risk-management expertise. He has in-depth experience in corporate transformation and restructuring, and in driving improved corporate governance and shareholder engagement. His experiences working in Hawaii and on the U.S. mainland, and in banking and the electric utility industry, bring valuable perspective to the Board.

Under Mr. Dahl's leadership, Dole Food Company invested in a number of sustainability initiatives that secured external recognition. Dole was named one of the World's Most Ethical Companies by Ethisphere Magazine, and undertook a carbon offset program to secure a carbon neutral operating footprint.

PROFESSIONAL EXPERIENCE

Interim Chief Executive Officer, Dine Brands Global, Inc. (formerly known as DineEquity) (3/1/17 - 9/15/17) (franchisor of over 3000 Applebee's and IHOP restaurants)

President and Chief Operating Officer (2004-2007) and Chief Operating Officer (2002-2004), Dole Food Company

President and Chief Operating Officer, Bank of Hawaii Corporation (1981-2002)

Ernst & Young (1973-1981)

PUBLIC COMPANY BOARDS

Dine Brands Global, Inc. (formerly known as DineEquity) (since 2004); Non-Executive Chairman (since 2017)

IDACORP (since 2008) (currently decommissioning/divesting ownership of its coal plants)

PAST PUBLIC COMPANY BOARDS

Non-Executive Chairman, International Rectifier Corporation (2008-2015) (leading manufacturer and distributor of power management semi-conductors and researcher in battery storage)

OTHER POSITIONS

Non-Executive Chairman, James Campbell Company, LLC (privately held real estate investment and development company), Executive Chair, President and CEO (2010-2016)

Director, Hawaiian Electric Company, Inc. (HEI subsidiary)

EXPERTISE

 STRATEGIC & OPERATIONAL MANAGEMENT

 CORPORATE TRANSFORMATION

 FINANCE AND ACCOUNTING

 CORPORATE GOVERNANCE

 BANKING

 ENERGY, UTILITIES

 LEADERSHIP

 RISK MANAGEMENT

 AUDIT

EDUCATION

Bachelor of Science, University of Idaho



Constance H. Lau

President and CEO, HEI
Executive Committee Member
Chairman, Hawaiian Electric
Company (HEI subsidiary)
Chairman, American Savings
Bank (HEI subsidiary)

Age: 67

HEI Director Since: 2001 (except from 2004-2006)

Principal Occupation: President and Chief Executive Officer, HEI (since 2006)

Ms. Lau has deep industry and operational expertise having served in leadership capacities spanning several functions across HEI and its subsidiaries. Ms. Lau's expertise and leadership have been recognized nationally, leading her to be named Chair of the National Infrastructure Advisory Council, and to be named as a clean energy ambassador for the U.S. Department of Energy Clean Energy Ministerial C3E Initiative. Ms. Lau is also recognized as a transformational leader, having been identified by the US Banker List of Most Powerful Women in Banking in 2004, 2005, 2006 for transforming ASB into a full-service community bank.

Signing the groundbreaking Hawaii Clean Energy Initiative with the Governor of State of Hawaii also secured Ms. Lau the Women in Clean Energy & the Environment, Woman of the Year award, 2011.

EXPERTISE

- CLEAN ENERGY, UTILITIES
- INFRASTRUCTURE
- CYBER SECURITY
- FINANCE AND ACCOUNTING
- BANKING
- LEADERSHIP
- CORPORATE TRANSFORMATION
- STRATEGIC & OPERATIONAL MANAGEMENT
- CORPORATE GOVERNANCE
- MERGERS AND ACQUISITIONS

PROFESSIONAL EXPERIENCE

Chair, National Infrastructure Advisory Council (since 2012)

President and Chief Executive Officer, American Savings Bank (2001-2006)
Chief Operating Officer, ASB (1999-2001)
Treasurer, HEI (1989-1999)
Treasurer, Hawaiian Electric Company and Assistant Treasurer, HEI (1987-1989)
Assistant Corporate Counsel, Hawaiian Electric Company (1984-1987)

PUBLIC COMPANY BOARD

Matson Inc. (since 2012) and predecessor company, Alexander & Baldwin Inc. (2004-2012)

OTHER POSITIONS

Board Member, Edison Electric Institute
Former Board Member, Electric Power Research Institute
Board Member, Associated Electric & Gas Insurance Services
Board Member, Hawaii Business Roundtable
Board Member, Foundation for Asia-Pacific Center for Security Studies
Board Member, Elemental Excelerator
Member, Federal Electricity Subsector Coordinating Council
Former Member of the Federal Reserve Bank of San Francisco's Twelfth District Community Depository Advisory Council (2011-2014)
Chair, Consuelo Foundation
Trustee, Punahou School
Chair, Military Affairs Council, Chamber of Commerce of Hawaii

EDUCATION

Master of Business Administration, Stanford Graduate School of Business

Juris Doctor, Hastings College of the Law, University of California

Bachelor of Science in Administrative Sciences, Yale College



James K. Scott, Ed.D.

Independent Director
Nominating and Corporate Governance Committee Member

Age: 67

Independent Director Since: 1995

Principal Occupation: President, Punahou School (since 1994)

Dr. Scott is a well-respected leader in the State of Hawaii. His extensive knowledge, contacts and relationships within Hawaii's business community, nonprofit community and local governmental agencies contribute significantly to the Board's understanding of Hawaii's unique cultural and business environment.

Dr. Scott has overseen various transformational environmental and social programs at Punahou School. These include implementing a need-blind student admission policy and securing a $300 million endowment to support a need-based financial aid program; making a commitment to become a Net Zero Energy campus by 2025; developing an environmental sustainability curriculum; and becoming a laptop technology campus and securing Apple Distinguished School status.

Under Dr. Scott's leadership, Punahou School has been named the Greenest School in America by the Green Guide.

OTHER POSITIONS

Director, Hawaii Association of Independent Schools

Trustee, Barstow Foundation

Member, Advisory Board of the Klingenstein Center of Teachers College, Columbia University

Trustee, National Association of Independent Schools

Director, American Savings Bank (HEI subsidiary)

EXPERTISE

 LEADERSHIP

 COMMUNITY RELATIONS

 GOVERNMENT AND REGULATION

 EXECUTIVE MANAGEMENT

EDUCATION

Master's Degree and Doctorate in Education, Harvard University

Master of Arts, University of San Francisco

Bachelor of Arts, Stanford University

CORPORATE GOVERNANCE

HEI's governance policies and guidelines

HEI's Board and management review and monitor corporate governance trends and best practices on an ongoing basis, including for purposes of reviewing HEI's corporate governance documents and complying with the corporate governance requirements of the New York Stock Exchange (NYSE), rules and regulations of the Securities and Exchange Commission (SEC) and rules and regulations of the Board of Governors of the Federal

Reserve (Federal Reserve) applicable to HEI as a savings and loan holding company. HEI's corporate governance documents (such as the charters for the Audit, Compensation, Nominating and Corporate Governance and Executive Committees, Corporate Governance Guidelines and Corporate Code of Conduct, as well as other governance documents) are available on HEI's website at *www.hei.com/govdocs*.

The Board's leadership structure

Since 2006, Mr. Watanabe has served as the nonexecutive Chairman of the Board and Ms. Lau has served as HEI's President and CEO. Since that time, Ms. Lau has also been the only employee director on the Board.

Mr. Watanabe has never been employed by HEI or any HEI subsidiary. The Board has determined that he is independent. Among the many skills and qualifications that Mr. Watanabe brings to the Board, the Board considered: (i) his extensive experience in corporate and nonprofit governance from serving on other public company, private company and nonprofit boards; (ii) his reputation for effective consensus and relationship building and business and community leadership, including leadership of his former law firm; (iii) his willingness to spend time advising and mentoring members of HEI's senior management; and (iv) his dedication to committing the hard work and time necessary to successfully lead the Board.

As HEI's Chairman, Mr. Watanabe's key responsibilities are to:

- lead Board and shareholder meetings and executive sessions of the independent directors, including executive sessions at which the performance of the CEO is evaluated by the Board;

- attend all meetings of the Audit and Nominating and Corporate Governance Committees of the Board as an observer and the Executive Committee of the Board as its chair. Mr. Watanabe also currently attends meetings of the Compensation Committee as a member;

- work closely with the Nominating and Corporate Governance Committee in periodically evaluating

board and committee structures, as well as advise with respect to succession planning for the Board;

- serve on and/or advise the boards of HEI's primary operating subsidiaries, Hawaiian Electric and ASB, chair joint executive sessions of the independent directors of HEI and these subsidiary boards and attend meetings of subsidiary board committees;

- work closely with management to develop meeting agendas and materials for the Board and subsidiary boards;

- be available to other Board and subsidiary board members and management for questions and consultation; and

- ensure and facilitate communications among Board members and Board committees and between the Board and management.

The Board's Corporate Governance Guidelines provide that if the Chairman and CEO positions are held by the same person, or if the Board determines that the Chairman is not independent, the independent directors should designate an independent director to serve as "Lead Director." If a Lead Director is designated, the Lead Director's responsibilities are to: (i) preside at Board and shareholder meetings when the Chairman is not present, (ii) preside at executive sessions of the independent directors, (iii) facilitate communication between the independent directors and the Chairman or the Board as a whole, (iv) call meetings of the non-management or independent directors in executive session, (v) participate in approving meeting agendas, schedules and materials for the Board and (vi) perform other functions described in the Corporate Governance

Guidelines or as determined by the Board from time to time.

The Board believes that its current leadership structure, which provides for an independent nonemployee Chairman, or an independent Lead Director if the Chairman is not independent, is appropriate and effective in light of HEI's current operations, strategic plans and overall corporate governance structure. Several reasons support this conclusion. First, the Board believes that having an independent Chairman or Lead Director has been important in establishing a *tone at the top* for both the Board and the Company that encourages constructive expression of views that differ from those of senior management. Second, the Board believes that the presence of an independent Chairman or Lead Director demonstrates to the Company's regulators and shareholders that the Board is committed to serving the best interests of the Company and its shareholders and not the best interests of

management. Third, the Board recognizes that HEI has an uncommon corporate governance structure in that the boards of its two primary operating subsidiaries are also composed mostly of nonemployee directors and that the HEI Chairman plays an important leadership role at these subsidiary boards. For instance, in addition to chairing executive sessions of the nonemployee directors and attending meetings of the committees of these subsidiary boards, the Chairman leads each subsidiary board in conducting its annual performance self-evaluation and facilitates communications between the Board and each of these boards and management of the respective subsidiary company. We recently created the position of vice-chairman. In the absence of the chairman of the board, the vice-chairman presides at meetings of our shareholders and of our board of directors, and has the additional powers and duties assigned to the vice-chairman from time to time by the board of directors.

The Board's role in risk oversight

HEI is a holding company that operates principally through its Hawaii-based electric public utility and bank subsidiaries. At the holding company and subsidiary levels, the Company faces a variety of risks, including operational risks, regulatory and legal compliance risks, credit and interest rate risks, competitive risks, liquidity risks, cybersecurity risks, strategic, reputational and sustainability related risks. Developing and implementing strategies to manage these risks is the responsibility of management, and that responsibility is carried out by assignments of responsibility to various officers and other employees of the Company under the direction of HEI's Chief Financial Officer, who also serves as HEI's Chief Risk Officer. The role of the Board is to oversee the management of these risks.

The Board's specific risk oversight functions are as follows:

- The Board has approved a consolidated enterprise risk management (ERM) system recommended by management. The system is designed to identify and assess risks across the HEI enterprise so that information regarding the Company's risks can be reported to the Board, along with proposed strategies for mitigating these risks. The structure of the ERM system is decentralized, with separate Chief Risk Officers at each of Hawaiian Electric and ASB in addition to HEI's Chief Risk Officer. The Chief Risk Officer of Hawaiian Electric is also responsible for identifying, assessing and reporting risks at HEI's other electric utility subsidiaries that operate on the

neighbor islands of Hawaii, Maui, Molokai and Lanai. Each subsidiary Chief Risk Officer reports directly to the respective subsidiary President and functionally to HEI's Chief Risk Officer, who reviews such risks on a consolidated basis. The Board believes that this decentralized risk management structure is appropriate and effective for the Company's diverse operations and holding company structure, because it allows for industry-specific risk identification and management at the subsidiary levels while also ensuring an integrated and consolidated view of risk at the holding company level by HEI's Chief Risk Officer. In connection with approving this ERM system, the Board reviewed (and continually assesses) a catalog of risks and management's assessment of those risks. As part of the Board's ongoing risk oversight, HEI's Chief Risk Officer is responsible for providing regular reports to the Board and Audit Committee on the status of those risks, any changes to the risk catalog or management's assessment of those risks, and any other risk management matters that the Board may request from time to time. The Board and Audit Committee also receive reports from HEI's internal auditor evaluating the effectiveness of management's implementation of the approved ERM system.

- The Board has assigned to the Audit Committee the responsibility of assisting in the oversight of the overall risk management strategy of the Company. In providing such assistance, the Audit Committee is specifically required to discuss policies with respect to risk assessment and risk management, including the guidelines and policies governing the process by which risk assessment and risk management are undertaken at the Company, and to report to the Board the committee's discussion and findings so that the entire Board can consider changes (if any) in the Company's risk profile.

- The Board has also assigned to the Audit Committee the specific risk oversight responsibilities of (i) reviewing the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, (ii) overseeing HEI's Code of Conduct compliance program and (iii) establishing procedures for direct reporting of potential accounting and auditing issues to the Audit Committee. The Audit Committee reports to the Board each quarter regarding these matters.

- The Board has assigned to the Compensation Committee the specific risk oversight responsibility of reviewing whether the compensation policies or practices of HEI or its subsidiaries encourage employees to take risks that are reasonably likely to have a material adverse effect on such entities and of recommending new or revised policies and practices to address any such identified risks. Included in this oversight responsibility is the Compensation Committee's review and evaluation of ASB's compensation practices for compliance with regulatory guidance on sound incentive compensation plans. The Compensation Committee reports the results of its review and any recommendations to the Board. The results of the review are also communicated to the Audit Committee through HEI's Chief Risk Officer. Both the Audit and Compensation Committees are composed entirely of independent directors.

- In addition to overall risk oversight by the HEI Board, the boards of HEI's primary operating subsidiaries, Hawaiian Electric and ASB, are responsible for overseeing risks at their respective companies. The Hawaiian Electric Board has assigned responsibility for ongoing oversight of risk management to its Audit Committee. The ASB Board has assigned responsibility for financial and reporting risk management to its Audit Committee and for all other risks to its Risk Committee. ASB's Risk Committee was formed in order to monitor financial risks such as credit risk, interest rate risk, liquidity risk and other key risk areas such as information security, business continuity, and strategic and reputational risks because of the potential for risks to escalate quickly in the banking sector. Under the decentralized ERM structure discussed above, risk management activities at the subsidiary level are reported to these committees and to the subsidiary boards through the

subsidiary Chief Risk Officers. The HEI Board and/or Audit Committee may also be invited to participate in risk oversight discussions by these subsidiary boards and/or committees. The information from these subsidiary board and committee sessions are reported, on at least a quarterly basis, to the HEI Board by the subsidiary Chief Risk Officers (or their representatives), who functionally report to HEI's Chief Risk Officer on risk management matters. These subsidiary boards are composed primarily of nonemployee directors. The subsidiary audit committees are composed primarily of nonemployee directors who meet the independence requirements for audit committee members of companies listed on the NYSE, and with regard to the ASB Audit Committee, comply with FDIC regulations.

- At least annually, the Board conducts a strategic planning and risk review. As part of this review, the Board reviews fundamental financial and business strategies and assesses the major risks facing the Company and options to mitigate those risks. As a company with a Hawaii-focused strategy and with all of its operations in the state, the strength and sustainability of Hawaii's economy, communities and environment is essential to our ability to deliver long-term value for our shareholders. For this reason, key sustainability-related risks (e.g., potential implications for our companies and our strategies due to climate change, economic developments, etc.) are included in our strategic planning process and are considered at the full Board level, in addition to being included in our ERM process overseen by the Audit Committee. To facilitate strategic planning through constructive dialogue among management and Board members, members of management who are not directors are invited to participate in the review. The Board also invites external experts and advisors to present on topics relevant to its oversight of company strategy and risks, providing a broader perspective and expertise from outside the company. Based on the review, the Board and senior management, including the HEI Chief Risk Officer, identify key issues to be addressed during the course of the next calendar year.

The Board believes that, for risk oversight, it is especially important to have an independent Chairman or Lead Director in order to ensure that differing views from those of management are expressed. Since the HEI Chairman attends the meetings of the Board, the subsidiary boards and their respective committees, the HEI Chairman is also in a unique position to assist with communications regarding risk oversight and risk management among the Board and its committees, between the subsidiary boards and their respective committees and between directors and management.

Selection of nominees for the Board

A key role of the Board is to ensure that it has the skills, expertise and attributes needed in light of the company's strategy, challenges and opportunities. The Board believes that there are skill sets, qualities and attributes that should be represented on the Board as a whole but do not necessarily need to be possessed by each director. The Nominating and Corporate Governance Committee and the Board thus consider the qualifications and attributes of incumbent directors and director candidates both individually and in the aggregate in light of the current and future needs of HEI and its subsidiaries.

The Nominating and Corporate Governance Committee assists the Board in identifying and evaluating persons for nomination or re-nomination for Board service or to fill a vacancy on the Board. To identify qualified candidates for HEI Board membership, the Committee may consider persons who are serving on its subsidiary boards as well as persons suggested by Board members, management and shareholders or may retain a third-party search firm to help identify qualified candidates. The Committee's evaluation process does not vary based on whether a candidate is recommended by a shareholder, a Board member, a member of management or self-nomination.

Once a person is identified as a potential director candidate, the committee may review publicly available information to assess whether the candidate should be further considered. If so, a committee member or designated representative for the committee will contact the person. If the person is willing to be considered for nomination, the person is asked to provide additional information regarding his or her background, his or her specific skills, experience and qualifications for Board service, and any direct or indirect relationships with the Company. In addition, one or more interviews may be conducted with committee and Board members, and committee members may contact one or more references provided by the candidate or others who would have first-hand knowledge of the candidate's qualifications and attributes.

In evaluating the qualifications and attributes of each potential candidate (including incumbent directors) for nomination or re-nomination or appointment to fill a vacancy, the committee considers:

- the candidate's qualifications, consisting of his/her knowledge (including relevant industry knowledge), understanding of the Company's businesses and the environment within which the Company operates, experience, skills, substantive areas of expertise, financial literacy, innovative thinking, business judgment, achievements and other factors required to be considered under applicable laws, rules or regulations;

- the candidate's attributes, comprising independence, personal and professional integrity, character, reputation, ability to represent the interests of all shareholders, time availability in light of other commitments, dedication, absence of conflicts of interest, diversity, appreciation of multiple cultures, commitment to deal responsibly with environmental and social issues and stakeholder concerns, and other factors that the committee considers appropriate in the context of the needs of the Board;

- familiarity with and respect for corporate governance requirements and practices;

- with respect to incumbent directors, the self-evaluation of the individual director, his or her current qualifications and his or her contributions to the Board;

- the current composition of the Board and its committees; and

- intangible qualities of the candidate including the ability to ask difficult questions and, simultaneously, to work constructively with members of the Board, as well as to work effectively with management.

The Board considers the recommendations of the Nominating and Corporate Governance Committee and then makes the final decision whether to renominate incumbent directors and whether to approve and extend an invitation to a candidate to join the Board upon appointment or election, subject to any approvals required by law, rule or regulation. Ms. Connors was recommended for consideration to the Nominating and Corporate Governance Committee by an executive officer, Ms. Powell was recommended by a shareholder and Mr. Scilacci was a referral from a former executive officer and the Company's financial advisor.

Diversity in identifying nominees for the Board

In assisting the Board in identifying qualified director candidates, the Nominating and Corporate Governance Committee considers whether the candidate would contribute to the expertise, skills and professional experience, as well as to the diversity of the Board in terms of race, ethnicity, gender, age, geography and cultural background. The Board believes it functions most effectively with members who collectively possess a range of substantive expertise, skills and experience in areas that are relevant to leading HEI in accordance with the Board's fiduciary responsibilities. The Board also believes that having a board composed of members who can collectively contribute a range of perspectives, including perspectives that may arise from a person's gender or ethnicity, improves the quality of the Board's deliberations and decisions because it enables the Board to view issues from a variety of perspectives and, thus, more thoroughly and completely. As the Company's operations and strategic plans and the Board's composition may evolve over time, the Nominating and Corporate Governance Committee is charged with identifying and assessing the appropriate mix of knowledge areas, qualifications and personal attributes contributed by Board members that will bring the most strategic and decision-making advantage to HEI.

With operations almost exclusively in the State of Hawaii, it is advantageous that our Board include members who live and work in the state and have firsthand knowledge of and experience with our customer base and the political and regulatory environment. The Board benefits from the unique racial diversity that exists in Hawaii. If the shareholders vote to elect the five director nominees proposed by the Board for election at the 2019 Annual Meeting, the resulting composition of the Board would be as follows: seven directors (or 63.6%) who are Caucasian, three directors (or 27.3%) who are Asian American and one director (or 9.1%) who is Caucasian, Asian American and native Hawaiian. Four (or 36.4%) of the eleven directors would be female.

The Board also recognizes that, due to Hawaii's geographic isolation from the continental United States and the comparatively small number of publicly-traded companies, banks and regulated utilities based in Hawaii, the Board also benefits from having among its members directors who have gained business experience at companies located in other states; those Board members contribute valuable information about experiences they have had working at or serving on the boards of other public companies and companies in similar industries, which also contributes to the breadth of perspectives on the Board.

Director resignation policies

Through its Corporate Governance Guidelines, the Board requires its members to submit a letter of resignation for consideration by the Board in certain circumstances. A director must tender his or her resignation in the event of a significant change in the director's principal employment and at the end of the term during which the director reaches age 75. In addition to the evaluation process discussed on page 16, requiring a director to submit a letter of resignation in these two circumstances ensures that the Board examines whether a director's skills, expertise and attributes continue to provide value over time. The Board has waived the resignation requirement for Mr. Watanabe upon reaching the age of 75 as part of its ongoing governance planning and to assure a smooth transition as the Board makes significant changes in its composition and leadership.

A director must also submit his or her resignation for consideration by the Board if the director is elected under the plurality vote standard (described on page 74) but does not receive the support of the majority of votes cast. In such an event, the Board will evaluate the reasons for the voting result and determine how best to address the shareholder concerns underlying that result. In some cases, the Board may decide that the best approach is to accept the director's resignation. In other cases, the Board may discover that a shareholder concern that was the cause of the vote outcome may more appropriately be addressed by taking other action.

The Board's role in management succession planning

The Board, led by its Nominating and Corporate Governance Committee, is actively engaged in succession planning and talent development, with a focus on the CEO and senior management of HEI and its operating subsidiaries. The Board and the Nominating and Corporate Governance Committee consider talent development programs and succession candidates through the lens of Company strategy and anticipated future opportunities and challenges. At its meetings throughout the year, the Nominating and Corporate Governance Committee reviews progress of talent development and succession programs and discusses internal and external succession candidates, including their capabilities, accomplishments, goals and development plans. The full Board also reviews and discusses talent strategy and evaluations of potential succession candidates at an annual Board retreat. In addition, potential leaders are given frequent exposure to the Board through formal presentations and informal events. These reviews, presentations and other interactions familiarize the Board with the Company's talent pool to enable the Board to select successors for the senior executive positions when appropriate.

Shareholder communication with the directors

Interested parties, including shareholders, desiring to communicate with the Board, any individual director or the independent directors as a group regarding matters pertaining to the business or operations of HEI may address their correspondence in care of the Corporate Secretary, Hawaiian Electric Industries, Inc., P.O. Box 730, Honolulu, HI 96808-0730. The HEI Corporate Secretary may review, sort and summarize all such correspondence in order to facilitate communications to the Board. In addition, the HEI Corporate Secretary has the authority and discretion to handle any director communication that is an ordinary course of business matter, including routine questions, complaints, comments and related communications that can appropriately be handled by management. Directors may at any time request copies of all correspondence addressed to them. The charter of the HEI Audit Committee, which is available for review at *www.hei.com/govdocs*, sets forth procedures for submitting complaints or concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters on a confidential, anonymous basis.

BOARD OF DIRECTORS

Independent directors

Under HEI's Corporate Governance Guidelines, a majority of Board members must qualify as independent under the listing standards of the NYSE and any additional requirements as determined by the Board from time to time.

- For a director to be considered independent under NYSE listing standards, the Board must determine that the director does not have any direct or indirect material relationship with HEI or its subsidiaries apart from his or her service as a director. The NYSE listing standards also specify circumstances under which a director may not be considered independent, such as when the director has been an employee of the Company within the last three fiscal years, if the director has had certain relationships with the Company's external or internal auditor within the last three fiscal years or when the Company has made or received payments for goods or services to entities with which the director or an immediate family member of the director has specified affiliations and the aggregate amount of such payments in any year within the last three fiscal years exceeds the greater of $1 million or 2% of such entity's consolidated gross revenues for the fiscal year.

- The Board has also adopted Categorical Standards for Director Independence (HEI Categorical Standards), which are available for review on HEI's website at *www.hei.com/govdocs*. The HEI Categorical Standards specify circumstances under which a director may not be considered independent. In addition to the circumstances that would preclude independence under the NYSE listing standards, the HEI Categorical Standards provide that a director is not independent if HEI and its subsidiaries have made charitable contributions to a nonprofit organization for which the director serves as an executive officer and the aggregate amount of such contributions in any single fiscal year of the nonprofit organization within the last three fiscal years exceeds the greater of $1 million or 2% of such organization's consolidated gross revenues for the fiscal year.

The Nominating and Corporate Governance Committee and the Board considered the relationships described below in assessing the independence of Board members. Based on its consideration of such relationships and the recommendations of the Nominating and Corporate Governance Committee, the

Board determined that all of the nonemployee directors and director nominees of HEI (Messrs. Dahl, Fargo, Russell, Scilacci, Scott, Taniguchi and Watanabe and Mss. Connors, Fowler and Powell) are independent. The remaining director, Ms. Lau, is an employee director of HEI and therefore is not independent.

Relationships considered in determining director independence:

With respect to Messrs. Scott, Taniguchi and Watanabe, the Board considered amounts paid in the last three fiscal years to purchase electricity from HEI subsidiaries Hawaiian Electric or Hawaii Electric Light (the sole public utilities providing electricity to the islands of Oahu and Hawaii, respectively) by entities employing these directors or where a family member of the director was an executive officer. None of the amounts paid by these entities for electricity (excluding pass-through charges for fuel, purchased power and Hawaii state revenue taxes) exceeded the thresholds in the NYSE listing standards or HEI Categorical Standards that would automatically result in a director not being independent. Since Hawaiian Electric and Hawaii Electric Light are the sole sources of electric power on the islands of Oahu and Hawaii, respectively, the rates they charge for electricity are fixed by state regulatory authority and purchasers of electricity from these public utilities have no choice as to supplier and no ability to negotiate rates or other terms, the Board determined that these relationships do not impair the independence of these directors.

With respect to Dr. Scott, the Board considered charitable contributions in the last three fiscal years from HEI and its subsidiaries to the nonprofit organization where he serves as an executive officer. None of the contributions exceeded the threshold in the HEI Categorical Standards that would automatically result in Dr. Scott not being independent. In determining that these donations did not impair the independence of Dr. Scott, the Board also considered the fact that Company policy requires that charitable contributions from HEI or its subsidiaries to entities where an HEI director serves as an executive officer, and where the director has a direct or indirect material interest, and the aggregate amount donated by HEI and its subsidiaries to such organization would exceed $120,000 in any single fiscal year, be preapproved by the Nominating and Corporate Governance Committee.

With respect to Messrs. Fargo, Scott, Taniguchi and Watanabe, the Board considered other director or officer positions held by those directors at entities for which an HEI executive officer serves as a director or trustee and determined that none of these relationships affected the independence of these directors. None of these relationships resulted in a compensation committee interlock or would automatically preclude independence under the NYSE listing standards or HEI Categorical Standards.

Board meetings in 2018

In 2018, there were seven regular meetings and three special meetings of the Board. All directors who served on the Board in 2018 attended at least 89% of the combined total number of meetings of the Board and Board committees on which they served during the year.

Executive sessions of the Board

The nonemployee directors meet regularly in executive sessions without management present. In 2018, these sessions were chaired by Mr. Watanabe, who is the Chairman of the Board and an independent nonemployee director. Mr. Watanabe may request from time to time that another independent director chair the executive sessions.

Board attendance at annual meetings

All of HEI's incumbent directors who served on the Board in 2018 attended the 2018 Annual Meeting of Shareholders. HEI encourages all directors to attend each year's Annual Meeting.

Board evaluations

The Board conducts annual evaluations to determine whether it and its committees are functioning effectively. As part of the evaluation process, each member of the Audit, Compensation and Nominating and Corporate Governance Committees annually evaluates the performance of each committee on which he or she serves.

Each director up for reelection also evaluates his or her own performance. The nonemployee directors also periodically complete peer evaluations of the other nonemployee directors. The evaluation process is overseen by the Nominating and Corporate Governance Committee, in consultation with the Chairman.

COMMITTEES OF THE BOARD

Board committee composition and meetings

The Board has four standing committees: Audit, Compensation, Executive and Nominating and Corporate Governance. Members of these committees are appointed annually by the Board, taking into consideration the recommendations of the Nominating and Corporate Governance Committee. The table below shows the current members of each such committee and the number of meetings each committee held in 2018.

Name	Audit	Compensation	Executive	Nominating and Corporate Governance
Richard J. Dahl	●			
Thomas B. Fargo		●CC		●
Peggy Y. Fowler		●		●CC
Constance H. Lau[1]			●	
Keith P. Russell	●			
James K. Scott				●
Kelvin H. Taketa				●
Barry K. Taniguchi	●CC		●	
Jeffrey N. Watanabe		●	●CC	
Number of meetings in 2018	5	4	0	9

●CC = Chair ● = Member

[1] Ms. Lau is an employee director. All other directors have been determined to be independent. See ''Board of Directors — Independent Directors'' above.

Functions of the Board's standing committees

The primary functions of HEI's standing committees are described below. Each committee operates and acts under written charters that are approved by the Board and available for review on HEI's website at www.hei.com/govdocs. Each of the Audit, Compensation and Nominating and Corporate Governance Committees may form subcommittees of its members and delegate authority to its subcommittees.

Audit Committee

The Audit Committee is responsible for overseeing (i) HEI's financial reporting processes and internal controls, (ii) the performance of HEI's internal auditor, (iii) risk assessment and risk management policies set by management and (iv) the Corporate Code of Conduct compliance program for HEI and its subsidiaries. In addition, this committee is directly responsible for the appointment, compensation and oversight of the independent registered public accounting firm that audits HEI's consolidated financial statements. The Audit Committee operates and acts under a written charter, which was adopted and approved by the Board and is available for review at www.hei.com/govdocs. The Audit Committee also maintains procedures for receiving and reviewing confidential reports of potential accounting and auditing concerns. See ''Audit Committee Report'' below for additional information about the Audit Committee.

All Audit Committee members are independent and qualified to serve on the committee pursuant to NYSE and SEC requirements and the Audit Committee meets the other applicable requirements of the Securities Exchange Act of 1934.

Mr. Dahl currently serves on the audit committees of Dine Brands Global, Inc. fka DineEquity, Inc. (NYSE: DIN), IDACORP, Inc. (NYSE: IDA), IDACORP's wholly-owned subsidiary, Idaho Power Company, and HEI's wholly-owned subsidiary Hawaiian Electric. The HEI Board has determined that Mr. Dahl's simultaneous service on the other audit committees would not impair his ability to effectively serve on its Audit Committee. None of the other Audit Committee members serve on the audit committees of more than two other public companies.

HEI's primary operating subsidiaries, Hawaiian Electric and ASB, are responsible for overseeing risks at their respective companies. The Hawaiian Electric Board has assigned responsibility for ongoing oversight of risk management to its Audit Committee. The ASB Board has assigned responsibility for financial and reporting risk management to its Audit Committee and for all other risks to its Risk Committee. The HEI Board and/or Audit Committee may also be invited to participate in risk oversight discussions by these subsidiary boards and/or committees. The information from these subsidiary board and committee sessions are reported, on at least a quarterly basis, to the HEI Board by the subsidiary Chief Risk Officers (or their representatives), who functionally report to HEI's Chief Risk Officer on risk management matters.

Compensation Committee

The responsibilities of the Compensation Committee include (i) overseeing the compensation plans and programs for employees, executives and nonemployee directors of HEI and its subsidiaries, including equity and incentive plans; (ii) reviewing the extent to which risks that may arise from the Company's compensation policies and practices, if any, may have a material adverse effect on the Company and recommending changes to address any such risks; (iii) evaluating the compliance of ASB's incentive compensation practices under the principles for sound incentive compensation plans for banking organizations and (iv) assessing the independence of any compensation consultant involved in determining or recommending director or executive compensation. See ''Compensation Discussion and Analysis — How We Make Compensation Decisions'' and ''Compensation Committee Interlocks and Insider Participation'' below for additional information about the Compensation Committee.

The Compensation Committee operates and acts under a written charter, which was adopted and approved by the Board and is available for review at www.hei.com/govdocs. All Compensation Committee members are independent and qualified to serve on this committee pursuant to NYSE requirements and also qualify as ''outside directors'' within the meaning of Section 162(m) of the Internal Revenue Code and as ''nonemployee directors'' as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934.

An independent member of the board of directors of each of Hawaiian Electric and ASB attends meetings of the Compensation Committee as a nonvoting representative of such director's subsidiary board.

Executive Committee

The Executive Committee may exercise the power and authority of the Board when it appears to its members that action is necessary and a meeting of the full Board is impractical. It may also consider other matters concerning HEI that may arise from time to time between Board meetings. The Executive Committee is currently composed of the Chairman of the Board, who chairs the Executive Committee, the Audit Committee Chair and the HEI President and CEO. The Executive Committee operates and acts under a written charter, which was adopted and approved by the Board and is available for review at www.hei.com/govdocs.

Nominating and Corporate Governance Committee

The functions of the Nominating and Corporate Governance Committee include (i) evaluating the background and qualifications of potential nominees for the Board and for the boards of HEI's subsidiaries, (ii) recommending to the Board the director nominees to be submitted to shareholders for election at the next Annual Meeting, (iii) assessing the independence of directors and nominees, (iv) recommending the slate of executive officers to be appointed by the Board and subsidiary boards, (v) advising the Board with respect to matters of Board and committee composition and procedures, (vi) overseeing the annual evaluation of the Board, its committees and director nominees, (vii) overseeing talent development and succession planning for senior executive positions and (viii) making recommendations to the Board and the boards of HEI's subsidiaries regarding corporate governance and board succession planning matters. The Nominating and Corporate Governance Committee operates and acts under a written charter, which was adopted and approved by the Board and is available for review at www.hei.com/govdocs. See ''Corporate Governance'' above for additional information regarding the activities of the Nominating and Corporate Governance Committee.

DIRECTOR COMPENSATION

How director compensation is determined

The Board believes that a competitive compensation package is necessary to attract and retain individuals with the experience, skills and qualifications needed to serve as a director of a publicly traded company with a unique blend of highly regulated industries. Nonemployee director compensation is composed of a mix of cash and HEI Common Stock to align the interests of directors with those of HEI shareholders. Only nonemployee directors are compensated for their service as directors. Ms. Lau, the only employee director of HEI, does not receive separate or additional compensation for serving as a director. Although Ms. Lau is a member of the HEI Board, neither she nor any other executive officer participates in the determination of nonemployee director compensation.

The Compensation Committee reviews nonemployee director compensation at least once every three years and recommends changes to the Board. In 2018, the HEI Compensation Committee asked its independent compensation consultant, Frederic W. Cook & Co., Inc. (FW Cook), to conduct an evaluation of HEI's nonemployee director compensation practices. FW Cook assessed the structure of HEI's nonemployee

director compensation program and its value compared to competitive market practices of utility peer companies, similar to the assessments used in its executive compensation review. The 2018 analysis took into consideration the duties and scope of responsibilities of directors. The HEI Compensation Committee reviewed the analysis in determining its recommendations concerning the appropriate nonemployee director compensation, including cash retainers, stock awards and meeting fees for HEI directors.

The Compensation Committee recommended that the Board approve the compensation program reflected in the FW Cook analysis and, at its October 31, 2018 meeting, the Board approved an increase in the annual cash retainer for the chairpersons of HEI's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee to $20,000 and an increase in the annual cash retainer for the members of those committees to $10,000 in recognition of the increased workload of such committees. These increases were effective January 1, 2019.

Components of director compensation

Cash retainer. HEI nonemployee directors received the cash amounts shown below as retainer for their 2018 HEI Board service and for their 2018 service on HEI and subsidiary board committees. No separate fees are paid to HEI directors for service on subsidiary company boards, except to the extent that they serve on any committee of a subsidiary board. Cash retainers were paid in quarterly installments.

Position*	2018 Annual Retainer
HEI Nonexecutive Chairman of the Board	$250,000
HEI Director	75,000
HEI Audit Committee Chair	15,000
HEI Compensation Committee Chair	15,000
HEI Nominating and Corporate Governance Committee Chair	10,000
HEI Audit Committee Member	6,000
HEI Compensation Committee Member	6,000
HEI Nominating and Corporate Governance Committee Member	4,000
Hawaiian Electric Audit Committee Chair	10,000
Hawaiian Electric Audit Committee Member	4,000
ASB Audit Committee Chair	10,000
ASB Audit Committee Member	4,000
ASB Risk Committee Chair	10,000
ASB Risk Committee Member	4,000

* No additional retainer is paid for service on the HEI Executive Committee.

Extra meeting fees. Nonemployee directors are also entitled to meeting fees for each board or committee meeting attended (as member or chair) after the number of meetings specified below.

HEI Board	$1,500 per meeting after 8 meetings
HEI Audit Committee	$1,500 per meeting after 10 meetings
HEI Compensation Committee	$1,500 per meeting after 6 meetings
HEI Nominating and Corporate Governance Committee	$1,500 per meeting after 6 meetings
Hawaiian Electric Audit Committee	$1,000 per meeting after 6 meetings
ASB Audit Committee	$1,000 per meeting after 10 meetings
ASB Risk Committee	$1,000 per meeting after 6 meetings

Stock awards. On June 29, 2018, each HEI nonemployee director received shares of HEI Common Stock with a value equal to $100,000 as an annual grant under HEI's 2011 Nonemployee Director Stock Plan (2011 Director Plan), which was approved by HEI shareholders on May 10, 2011, for the purpose of further aligning directors' and shareholders' interests. The number of shares issued to each HEI nonemployee director was determined based on the closing sales price of HEI Common Stock on the NYSE on June 29, 2018. Stock grants to nonemployee directors under the 2011 Director Plan are made annually on the last business day in June and vest immediately. HEI considers the 2011 Director Plan an important vehicle for the appropriate compensation of its nonemployee directors. Proposal No. 3 in this Proxy Statement requests shareholder approval of an extension of the term of the 2011 Director Plan and an increase in the number of shares available for issuance thereunder.

Maximum Compensation. At its October 29, 2018 meeting, the Compensation Committee recommended, and the Board approved, a maximum annual compensation limit of $600,000 for any nonemployee director, to include the aggregate grant date fair value of all awards granted to any nonemployee director during any single calendar year plus the aggregate amount of all cash earned and paid or payable to such director for services rendered for the same year.

Deferred compensation. Nonemployee directors may participate in the HEI Deferred Compensation Plan implemented in 2011 (2011 Deferred Compensation Plan) and described under "Compensation Discussion and Analysis — Benefits — Deferred Compensation Plans" below. Under the plan, deferred amounts are credited with gains/losses of deemed investments chosen by the participant from a list of publicly traded mutual funds and other investment offerings. Earnings are not above-market or preferential. Participants may elect the timing upon which distributions are to begin following separation from service (including retirement) and may choose to receive such distributions in a lump sum or in installments over a period of up to fifteen years. Lump sum benefits are payable in the event of disability or death. Mr. Taketa participated in this plan in 2018, but no other nonemployee director did so. Nonemployee directors are also eligible to participate in the prior HEI Nonemployee Directors' Deferred Compensation Plan, as amended January 1, 2009, although no nonemployee director deferred compensation under such plan in 2018.

Health benefits. Nonemployee directors may participate, at their election and at their cost, in the group employee medical, vision and dental plans generally made available to HEI, Hawaiian Electric or ASB employees. No nonemployee director participated in such plans in 2018.

2018 DIRECTOR COMPENSATION TABLE

The table below shows the compensation paid to HEI nonemployee directors for 2018.

Name*	Fees Earned or Paid in Cash ($)[3]	Stock Awards ($)[4]	Total ($)
Richard J. Dahl	88,000	100,000	188,000
Thomas B. Fargo	101,500	100,000	201,500
Peggy Y. Fowler	84,130	100,000	184,130
Keith P. Russell	98,000	100,000	198,000
James K. Scott	83,500	100,000	183,500
Kelvin H. Taketa[1]	92,500	100,000	192,500
Barry K. Taniguchi	103,000	100,000	203,000
Jeffrey N. Watanabe, Chairman[2]	338,000	100,000	438,000

[1] In 2018, Mr. Taketa elected to defer $74,000 of his fees under the 2011 Deferred Compensation Plan. Mr. Taketa did not have above-market or preferential earnings on nonqualified deferred compensation in 2018.

[2]   Mr. Watanabe's fees were for service as director and Chairman of the HEI Board and as a member of the Compensation Committee. He also served on the HEI Executive Committee and the ASB Board and Executive Committee, as well as the Hawaiian Electric Board and ASB Risk Committee. Mr. Watanabe's HEI Chairman responsibilities are described above under "Corporate Governance — The Board's leadership structure."

[3]   Represents cash retainers for board and committee service (as detailed below).

[4]   For all HEI nonemployee directors, this amount represents an HEI stock award in the value of $100,000, as described above under "Stock awards."

The table below shows the detail of cash retainers paid to HEI nonemployee directors for Board and committee service (including subsidiary committee service) in 2018.

Name*	HEI Board Retainer ($)	HEI Committee Retainer ($)	HEI Chairman Retainer ($)	HEI Extra Meeting Fees[1] ($)	HECO Audit Committee Retainer ($)	ASB Audit Committee Retainer ($)	ASB Risk Committee Retainer ($)	Total ($)
Richard J. Dahl	75,000	6,000	—	3,000	4,000	—	—	88,000
Thomas B. Fargo	75,000	19,000	—	7,500	—	—	—	101,500
Peggy Y. Fowler	75,000	6,130	—	3,000	—	—	—	84,130
Keith P. Russell	75,000	6,000	—	3,000	—	4,000	10,000	98,000
James K. Scott	75,000	4,000	—	4,500	—	—	—	83,500
Kelvin H. Taketa	75,000	10,000	—	7,500	—	—	—	92,500
Barry K. Taniguchi	75,000	15,000	—	3,000	—	10,000	—	103,000
Jeffrey N. Watanabe, HEI Chairman	75,000	6,000	250,000	3,000	—	—	4,000	338,000

[1]   Represents extra meeting fees earned for attending Board and committee meetings in excess of the number of meetings specified on page 24.

Director stock ownership and retention

HEI directors are required to own and retain HEI Common Stock throughout their service with the Company. Each director has until his or her compliance date (January 1 of the year following the fifth anniversary of the later of (i) amendment to his or her required level of stock ownership or (ii) first becoming subject to the requirements) to reach the following ownership levels: Chairman of the Board — 2x annual cash retainer; other HEI directors — 5x annual cash retainer. As of January 1, 2018, each director who had reached his or her compliance date had achieved his or her stock ownership target.

Until reaching the applicable stock ownership target, directors must retain all shares received under their annual stock retainer. The Compensation Committee has the authority to approve hardship exceptions to these retention requirements.

PROPOSAL NO. 2: ADVISORY VOTE TO APPROVE THE COMPENSATION OF HEI'S NAMED EXECUTIVE OFFICERS

We are asking for your advisory vote on the compensation of our named executive officers as described in this Proxy Statement. This proposal, which we present to our shareholders on an annual basis and which is commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to express their views on the overall compensation of our named executive officers and the policies and practices described in this Proxy Statement.

The Compensation Committee and Board believe that HEI's executive compensation is effective in achieving our goals of promoting long-term value for our shareholders, customers and communities and attracting, motivating and retaining the talent necessary to create such value. Accordingly, the Board recommends that you vote FOR the following resolution:

> *Resolved, that the shareholders approve, in an advisory vote, the compensation of HEI's named executive officers as disclosed in the Compensation Discussion and Analysis and*

Executive Compensation Tables sections of the Proxy Statement for the 2019 Annual Meeting of Shareholders.

Please read the Compensation Discussion and Analysis and Executive Compensation Tables portions of this Proxy Statement. These sections describe the Company's executive compensation policies and practices and the compensation of our named executive officers.

While the say-on-pay vote is advisory and is therefore nonbinding, the Compensation Committee and Board consider the vote results when making future decisions regarding HEI's executive compensation.

✔ **FOR**
Your Board recommends that you vote FOR the advisory resolution approving the compensation of HEI's named executive officers as disclosed in this Proxy Statement.

COMPENSATION DISCUSSION AND ANALYSIS

This section describes our executive compensation program and the compensation decisions made for our 2018 named executive officers. For 2018, we have four named executive officers, our Chief Executive Officer, our Chief Financial Officer, and our two other executive officers during 2018, the chief executives at Hawaiian Electric (our electric utility subsidiary) and ASB (our bank subsidiary), respectively:

Name	Title	Entity
Constance H. Lau	HEI President & CEO	Holding company
Gregory C. Hazelton	HEI Executive Vice President, Chief Financial Officer & Treasurer	Holding company
Alan M. Oshima	Hawaiian Electric President & CEO	Electric utility subsidiary
Richard F. Wacker	ASB President & CEO	Bank subsidiary

Executive summary

Our guiding principles shape our program design and pay decisions

In designing HEI's executive compensation program and making pay decisions, the Compensation Committee follows these guiding principles:

- pay should reflect Company performance, particularly over the long-term,

- compensation programs should align executives' interests with those of our shareholders and other stakeholders,

- programs should be designed to attract, motivate and retain talented executives who can drive the Company's success, and

- the cost of programs should be reasonable while maintaining their purpose and benefit.

Key design features

- Straightforward design. The compensation program for our named executive officers comprises four primary elements — base salary, performance-based annual incentives, performance-based long-term incentives earned over three years and time-based restricted stock units (RSUs) that vest in equal annual installments over four years.

- Emphasis on variable (performance-based) pay. Through the target compensation mix, we emphasize variable pay over fixed pay, with the majority of the target compensation opportunity for each named executive officer linked to the Company's financial, market and operating results.

- Balance between short- and long-term components. The compensation program also balances the importance of achieving long-term strategic priorities and critical short-term goals that support long-term objectives.

Our compensation practices demonstrate our commitment to sound governance

The tables below summarize our current executive compensation practices — both what we do (to drive performance and manage risk) and what we don't do:

What We Do
↙ Link pay to performance
↙ Utilize rigorous performance conditions that encourage long-term value creation
↙ Balance short- and long-term compensation to promote sustained performance over time
↙ Grant majority of long-term incentives in the form of performance-based awards
↙ Use the competitive median as a reference point in setting compensation levels
↙ Review tally sheets when making compensation decisions
↙ Mitigate undue risk in compensation programs
↙ Utilize "double-trigger" change-in-control agreements
↙ Maintain clawback policy for performance-based compensation
↙ Require stock ownership and retention by named executive officers; CEO must own five times her base salary
↙ Prohibit pledging of Company stock and transactions designed to hedge the risk of stock ownership
↙ Utilize an independent compensation consultant to advise the Compensation Committee

What We Don't Do
⊘ No employment contracts
⊘ No tax gross ups, except under the Executive Death Benefit Plan frozen in 2009
⊘ No compensation programs that are reasonably likely to create material risk to the Company
⊘ No significant perquisites
⊘ No dividends or dividend equivalents on unearned performance shares

2018 say-on-pay results, shareholder outreach and 2019 program

At our 2018 Annual Meeting of Shareholders, approximately 92% of votes cast approved our executive compensation program through the advisory say-on-pay vote. After evaluating the outcome of the 2018 advisory vote, the Compensation Committee decided not to make any material changes to our executive compensation program. In addition, in 2019, we invited shareholders who collectively held more than 25% of HEI's outstanding shares and key proxy advisory organizations to discuss our executive compensation program. From such outreach, we learned that there was general approval of our program.

The executive compensation program in place in 2015 and 2016 reflected the fact that HEI's proposed merger with NextEra Energy was pending at that time. In early 2015 and 2016, respectively, the Compensation Committee had provided for the 2015-17 and 2016-18 LTIP to be settled in cash rather than in equity as in prior years, and for relative total shareholder return (TSR) to be replaced by earnings per share (EPS) growth as one of the LTIP metrics. These changes were implemented because the Compensation Committee had determined that while the merger was pending the Company's stock price might be affected at least in part by merger considerations that were unrelated to the Company's true operating performance and that, as a result, the compensatory goals of the LTIP would be better served without taking into account such merger impact. Since the merger agreement between HEI and NextEra Energy was terminated in July 2016, and consistent with the feedback we received from stakeholders during our outreach at that time, the Compensation Committee determined that the 2017-19 and 2018-20 LTIPs would return to being settled in equity and include relative TSR as one of the performance metrics.

How we make compensation decisions

Our roles in determining compensation are well-defined

Role of the Compensation Committee

The Compensation Committee oversees the design and implementation of our executive compensation program. On an annual basis, the Compensation Committee engages in a rigorous process to arrive at compensation decisions regarding the named executive officers. In the course of this process, the Compensation Committee:

- Engages in extensive deliberations in meetings held over several months

- Consults with its independent compensation consultant during and outside of meetings

- Focuses on the Company's long-term strategy and nearer-term goals to achieve such strategy in setting performance metrics and goals

- Reviews tally sheets for each named executive officer to understand how the elements of compensation relate to each other and to the compensation package as a whole (the tally sheets include fixed and variable compensation, minimal perquisites and change in pension value for current and past periods)

- Examines data and analysis prepared by its independent compensation consultant concerning peer group selection, comparative compensation data and evolving best practices

- Reviews Company performance and discusses assessments of the individual performance of senior members of management

- Analyzes the reasonableness of incentive payouts in light of the long-term benefits to shareholders

- Considers trends in payouts to determine whether incentive programs are working effectively

- Reviews risk assessments to determine whether compensation programs and practices carry undue risk

Early each year, the Compensation Committee determines payouts under incentive plans ending in the prior year, establishes performance metrics and goals for incentive plans beginning that year and recommends to the Board and subsidiary boards the level of compensation and mix of pay elements for each named executive officer.

Role of the independent directors as a whole

The independent directors evaluate the CEO's performance, consider Compensation Committee recommendations concerning her pay and determine her compensation. The Board and subsidiary boards also review the performance of and Compensation Committee recommendations concerning the other named executive officers and approve their compensation.

Role of executive officers

The CEO, who is also an HEI director, assesses and reports on the performance of the other named executive officers and makes recommendations to the Compensation Committee with respect to their levels of compensation and mix of pay elements. She also participates in Board deliberations regarding the Compensation Committee's recommendations on the other named executive officers. She does not participate in the deliberations of the Compensation Committee to recommend, or of the Board to determine, her own compensation.

Management supports the Compensation Committee in executing its responsibilities by providing materials for Compensation Committee meetings (including tally sheets and recommendations regarding performance metrics, goals and pay mix); by attending portions of Compensation Committee meetings as appropriate to provide perspective and expertise relevant to agenda items; and by supplying data and information as requested by the Compensation Committee and/or its independent compensation consultant.

Compensation consultant & consultant independence

The Compensation Committee's independent compensation consultant, Frederic W. Cook & Co., Inc. (FW Cook), is retained by, and reports directly to, the Compensation Committee. FW Cook provides the Compensation Committee with independent expertise on market practices and developments in executive compensation, compensation program design, peer group composition and competitive pay levels, and provides related research, data and analyses. FW Cook also advises the Compensation Committee regarding analyses and proposals presented by management related to executive compensation. A representative of FW Cook generally attends Compensation Committee meetings, participates in Compensation Committee executive sessions and communicates directly with the Compensation Committee.

In early 2019, as in prior years, the Compensation Committee evaluated FW Cook's independence, taking into account all factors it believed to be relevant, including the factors specified in the NYSE listing standards and the absence of other relationships between FW Cook and the Company, its directors or executive officers. Based on such factors and FW Cook's independence policy, which was shared with the Compensation Committee, the Compensation Committee concluded that FW Cook is independent and that the work of FW Cook has not raised any conflict of interest.

We use comparative market data as a reference point for compensation

Compensation benchmarking

The Compensation Committee considers comparative market compensation as a reference in determining pay levels and mix of pay components. While the Compensation Committee seeks to position named executive officer target compensation opportunity (composed of base salary, target performance-based annual incentive, target performance-based long-term incentive and time-vested RSUs) at approximately the comparative market median, the Compensation Committee may decide that an executive's pay opportunity should be higher or lower based on internal equity or the executive's level of responsibility, experience, expertise, performance, retention and succession considerations.

Information from public company proxy statements for peer group companies was used to provide comparative market data in setting 2018 compensation for all named executive officers. Data from the Willis Towers Watson Energy Services Survey was also used in establishing 2018 compensation. The data was regressed based on HEI's and Hawaiian Electric's revenues for appropriate size comparisons.

Peer Groups

Compensation peers

The Compensation Committee annually reviews the peer groups used in benchmarking for HEI and subsidiary executive compensation, with analysis and recommendations provided by FW Cook. For 2018 compensation, the Compensation Committee determined, with input from FW Cook, that the companies in our 2017 compensation peer group remained appropriate and that no changes were necessary for 2018. The selection criteria and resulting 2018 peer groups are set forth below.

	HEI 2018 Peer Group (applies to Ms. Lau and Mr. Hazelton)	Utility Subsidiary 2018 Peer Group (applies to Mr. Oshima)	Bank Subsidiary 2018 Peer Group (applies to Mr. Wacker)

Selection Criteria	• Electric and multi-utility companies
	• Revenue balanced in a range of approximately 0.5x to 2x HEI's revenue
	• Market cap and location as secondary considerations
		• Subset of electric and multi-utility companies from HEI's peer group
		• Revenue balanced in a range of approximately 0.5x to 2x Hawaiian Electric's revenue
		• Market cap and location as secondary considerations
			• Regional banks and thrifts
			• Revenue balanced in a range of approximately 0.75x to 2x ASB's revenue
			• Total assets balanced in a range of approximately 0.5x to 2x ASB's total assets
			• Secondary consideration of 2 of 3 of the following:
			  • proportion of loan portfolio composed of over 30% residential and less than 85% commercial
			  • located on the west coast or Hawaii
			  • noninterest income to operating revenue from 10%-40%

Peer Group for 2018 Compensation	ALLETTE, Inc. Alliant Energy Corp. Ameren Corp. Avista Corp. Black Hills Corp. CenterPoint Energy Inc. CMS Energy Corp. Eversource Energy Great Plains Energy[1] IDACORP Inc. MDU Resources Group Inc. NiSource Inc. Northwestern Corp OGE Energy Corp. Pinnacle West Capital Corp. PNM Resources Inc. Portland General Electric SCANA Corp. Vectren Corp. WEC Energy Group Inc. Westar Energy[1]	ALLETTE, Inc. Alliant Energy Corp. Avista Corp. Black Hills Corp. Great Plains Energy Inc.[1] IDACORP Inc. MDU Resources Group Inc. NiSource Inc. Northwestern Corp OGE Energy Corp. Pinnacle West Capital Corp. PNM Resources Inc. Portland General Electric SCANA Corp. Vectren Corp. Westar Energy Group Inc.[1]	Ameris Bancorp Beneficial Bankcorp Berkshire Hills Bancorp Central Pacific Financial Community Bank System CVB Financial First Busey First Financial Bank HomeStreet Independent Bank Opus Bank Park National Republic Bancorp Renasant Corp Sandy Spring Bancorp Seacoast Banking South State Tomkins Financial TriCo Bancshares United Financial Westamerica Bancorp

[1.] After the peer data was established for 2018 compensation, Great Plains Energy and Westar Energy announced they were merging.

Performance peers

In addition to the peer companies used for benchmarking executive compensation, certain of the performance metrics used in the long-term incentive plans (described below under "Long-term incentives") are based on performance relative to performance peers. HEI's Relative TSR performance is based on HEI's performance compared to the utilities in the Edison Electric Institute (EEI) Index.

2018 Edison Electric Institute (EEI) Index Peers for HEI Long-Term Incentive Plan Relative TSR Metric

The EEI is an association of U.S. shareholder-owned electric companies that are representative of comparable investment alternatives to HEI. The EEI's members serve virtually all of the ultimate customers in the shareholder-owned segment of the industry. The following companies comprise the 2018 EEI Index used for HEI's Relative TSR metric:

ALLETTE, Inc. Alliant Energy Corp. Ameren Corp. American Electric Power Co. Avangrid Avista Corp. Black Hills Corp. Centerpoint Energy Inc. CMS Energy Corp. Consolidated Edison Inc. Dominion Energy Inc.	DTE Energy Co. Duke Energy Corp. Edison International El Paso Electric Co. Entergy Corp. Eversource Energy Exelon Corp. FirstEnergy Corp. Great Plains Energy[1] IDACORP Inc.	MDU Resources Group Inc. MGE Energy Inc. NextEra Energy Inc. NiSource Inc. Northwestern Corp. OGE Energy Corp. Otter Tail Corp. PG&E Corp. Pinnacle West Capital Corp. PNM Resources Inc. Portland General Electric	PPL Corp. Public Service Enterprise Group Inc. SCANA Corp. Sempra Energy Southern Co. Unitil Corp. Vectren Corp. WEC Energy Group Inc. Westar Energy[1] Xcel Energy Inc.

[1.] After peer data was established for 2018 compensation, Great Plains Energy and Westar Energy announced they were merging. The combined entity remains in the EEI Index as Evergy, Inc.

What we pay and why: Compensation elements and 2018 pay decisions

Each element of compensation supports important objectives

The total compensation program for named executive officers is made up of the five standard components summarized below. Each component fulfills important objectives that reflect our focus on pay for performance, competitive programs to attract and retain talented executives and aligning executive decisions with the interests of the Company and our shareholders. These elements are described in further detail in the pages that follow.

Compensation Element	Summary	Objectives
Base Salary	Fixed level of cash compensation set in reference to peer group median (may vary based on performance, experience, responsibilities, expertise and other factors).	Attract and retain talented executives by providing competitive fixed cash compensation.
Annual Performance-Based Incentives	Variable cash award based on achievement of pre-set performance goals for the year. Award opportunity is a percentage of base salary. Performance below threshold levels yields no incentive payment.	Drive achievement of key business results linked to short-term and long-term strategy and reward executives for their contributions to such results. Balance compensation cost and return by paying awards based on performance.
Long-Term Performance-Based Incentives	Variable equity award* based on meeting pre-set performance objectives over a 3-year period. Award opportunity is a percentage of base salary. Performance below threshold levels yields no incentive payment.	Motivate executives and align their interests with those of shareholders by promoting long-term value growth and by paying awards in the form of equity. Balance compensation cost and return by paying awards based on performance.
Annual RSU Grant	Annual equity grants in the form of RSUs that vest in equal installments over 4 years. Amount of grant is a percentage of base salary.	Promote alignment of executive and shareholder interests by ensuring executives have significant ownership of HEI stock. Retain talented leaders through multi-year vesting.
Benefits	Includes defined benefit pension plans and retirement savings plan (for HEI/utility employees) and defined contribution plan (for bank employees); deferred compensation plans; double-trigger change-in-control agreements; minimal perquisites; and an executive death benefit plan (frozen since 2009).	Enhance total compensation with meaningful and competitive benefits that promote retention, peace of mind and contribute to financial security. Double-trigger change-in-control agreements encourage focused attention of executives during major corporate transitions.

* While the proposed merger with NextEra Energy was pending, the Compensation Committee decided to provide for the LTIP (2015-17 and 2016-18 performance periods) to be settled in cash in lieu of HEI Common Stock. The Committee had determined that during the pendency of the merger process HEI's stock price might be affected at least in part by merger considerations that were unrelated to HEI's true operating performance and that, as a result, the compensatory goals of the LTIP would be better served by a cash settlement. Since the merger did not occur and the merger agreement between NextEra Energy and HEI was terminated in July 2016, the Committee decided that it would return to equity settlement for the 2017-19 LTIP.

Changes to elements in 2018

On an annual basis, the Compensation Committee reviews and recommends each named executive officer's target compensation opportunity, which is composed of: base salary, target annual incentive opportunity and target long-term equity value. Target bonus and equity values are established as a percentage of base salary. The Compensation Committee made changes to base salaries for 2018, as shown in the chart below.

Name	Base Salary ($)		Performance-based Annual Incentive (Target Opportunity[1] as % of Base Salary)		Performance-based Long-term Incentive (Target Opportunity[1] as % of Base Salary)		RSUs (Value as % of Base Salary)	
	2017	2018	2017	2018	2017-19	2018-20	2017	2018
Constance H. Lau	893,533	921,800	100	same	160	same	75	same
Gregory C. Hazelton	487,500	512,500	60	same	80	same	50	same
Alan M. Oshima	655,583	686,750	75	same	95	same	65	same
Richard F. Wacker	660,000	679,800	80	same	80	same	20	same

[1.] *The threshold and maximum opportunities are 0.5 times target and 2 times target, respectively.*

Base salary

Base salaries for our named executive officers are reviewed and determined annually. In establishing base salaries for the year, the Compensation Committee considers competitive market data, internal equity and each executive's level of responsibility, experience, expertise, performance and retention and succession considerations. The Compensation Committee considers the competitive median in setting base salaries, but may determine that the foregoing factors compel a higher or lower salary.

For 2018, in order to recognize their performance and maintain the market competitiveness of their pay, each of our named executive officers received a base salary increase of 3.0%. The resulting 2018 base salaries are shown in the table above. For all named executive officers other than Mr. Wacker, base salary increases for 2017 became effective as of March 1, 2017 and base salary increases for 2018 became effective as of March 1, 2018. Accordingly, unless otherwise indicated, amounts referenced as 2017 and 2018 base salary are prorated amounts to include two months of 2016 and 2017 base salary, respectively, and ten months of 2017 and 2018 base salary, respectively.

Annual incentives

HEI named executive officers and other executives are eligible to earn an annual cash incentive award under HEI's Executive Incentive Compensation Plan (EICP) based on the achievement of performance goals for the year. Each year, the Compensation Committee determines the target annual incentive opportunity for each executive, performance metrics and the applicable goals.

2018 target annual incentive opportunity

The target annual incentive opportunity is a percentage of base salary, with the threshold and maximum opportunities equal to 0.5 times and 2 times target, respectively. In establishing the target percentage for each executive, the Compensation Committee takes into account the mix of pay elements, competitive market data, internal equity, prior performance and other factors described above under "Base salary."

The 2018 target annual incentive opportunities for the named executive officers are shown in the table above. For 2018, the Compensation Committee recommended, and the Board approved, keeping the 2018 target opportunity (as a percentage of base salary) the same as the 2017 target opportunity for each of our named executive officers.

2018 performance metrics, goals, results & payouts

The performance metrics for annual incentives are chosen because they connect directly to the Company's strategic priorities and correlate with creating shareholder value. The 2018 performance metrics for Ms. Lau and Mr. Hazelton related to the holding company and its subsidiaries, while the metrics for Mr. Oshima related to the utility and the metrics for Mr. Wacker related to the bank. The rationale for each metric is shown in the chart below.

In addition to selecting performance metrics, the Compensation Committee determines the level of achievement required to attain the threshold, target and maximum goal for each metric. The level of difficulty of the goals reflects the Compensation Committee's belief that incentive pay should be motivational — that is, the goals should be challenging but achievable — and that such pay should be balanced with reinvestment in the Company and return to shareholders. Consistent with this approach, the Compensation Committee believes the threshold should represent solid performance with

positive financial/operating results, target should denote achievable goals that include a stretch factor and maximum should signify truly exceptional performance.

The target level for financial goals, such as net income and ROA, is generally set at the level of the Board-approved budget, which represents the level of accomplishment the Company seeks to achieve for the year. In setting the threshold and maximum levels, the Compensation Committee considers expected industry-specific metrics and whether the risks to accomplishing the budget weigh more heavily toward the downside and how challenging it would be to achieve incremental improvements over the target level.

The chart below identifies the 2018 annual incentive metrics, the objective each measure serves, the level of achievement required to attain the threshold, target and maximum levels for each metric, the results for 2018 and the percentage of target achieved.

2018 Annual Incentive Performance Metrics & Why We Use Them	Weighting	Goals			Result	% of Target Achieved
		Threshold	Target	Maximum		
Lau and Hazelton						
HEI Consolidated Adjusted Net Income[1] focuses on fundamental earnings, which correlates to shareholder value	60%	$194.7M	$216.3M	$231.4M	$210.4M	
Utility Operations[2] supports effective utility operations for all stakeholders	25%	See note 2 below	See note 2 below	See note 2 below	See note 2 below	98%
ASB Return on Assets (ROA)[8] measures how efficiently the bank deploys its assets by comparing return to total assets	15%	1.07%	1.15%	1.23%	1.20%	
Oshima						
Utility Consolidated Adjusted Net Income[1] focuses on fundamental earnings, which correlates to shareholder value	30%	$151.0M	$158.9M	$174.8M	$151.3M	
Utility Consolidated Operation and Maintenance Expense[3] measures operational efficiency	15%	$460M	$447M	N/A	$461M	
Utility Consolidated Customer Satisfaction[4] focuses on improving the customer experience through all points of contact with the utility	15%	Consolidated score of 69 in 2 of 4 quarters	Consolidated score of 69 in 3 of 4 quarters	Consolidated score of 69 in 4 of 4 quarters	Consolidated score of 69 in 4 of 4 quarters	
Utility Consolidated Reliability/System Average Interruption Duration Index (SAIDI)[5] promotes system reliability for customers	5%	102 minutes	99 minutes	97 minutes	149 minutes	76%
Utility Consolidated Safety/Total Cases Incident Rate (TCIR)[6] rewards improvements in workplace safety, promoting employee well-being and reducing expense	2%	1.37 TCIR	1.03 TCIR	0.92 TCIR	Below Threshold	
Utility Consolidated Safety/Severity Rate[7] rewards improvements in workplace safety, promoting employee well-being and reducing expense	3%	18.53	16.00	13.46	Below Threshold	
Transformation Metrics promote achievement of utility transformation initiatives	30%	Threshold	Target	Maximum	Target	
Wacker						
ASB ROA[8]	40%	1.07%	1.15%	1.23%	1.20%	
ASB Adjusted Net Income[1] focuses on fundamental earnings, which correlates to shareholder value	60%	$73.0M	$79.0M	$85.0M	$82.5M	160%

N/A — Not Applicable

[1]   HEI Consolidated, Utility Consolidated and ASB Adjusted Net Income represent HEI consolidated, Utility consolidated and ASB GAAP net income for 2018, adjusted for the items described further below, respectively. These Adjusted Net Income metrics are non-GAAP measures. For a reconciliation of the GAAP and non-GAAP results, see ''Reconciliation of GAAP to Non-GAAP Measures: Incentive Compensation Adjustments'' attached as Exhibit B.

[2]   Utility Operations is a composite of six utility operational goals weighted in the same proportion for which they are weighted for utility executives. Utility Operations includes the six operational goals that applied to Mr. Oshima in 2018 (Utility Consolidated Operation and Maintenance Expense, Utility Consolidated Customer Satisfaction, Utility Consolidated SAIDI, Utility Consolidated Safety/TCIR, Utility Consolidated Safety/Severity Rate and Utility Transformation Metrics). Utility Transformation Metrics focuses on achievement of the utility's transformation goals. Mr. Oshima approves the Transformation milestones under this metric and determines the aggregate performance at the end of the performance period. For 2018, the Utility Transformation milestones focused on the areas of PSIP execution, electrification of transportation, new products and services, customer/community engagement, ERP/EAM Project, grid modernization implementation, integrated grid planning proposal, one company initiative, and regulatory/policy. The Utility Transformation goal was achieved at target for 2018, meaning that all milestones were achieved. For HEI executives the weightings of the components of Utility Operations were as follows: Utility Consolidated Operation and Maintenance Expense — 5.36%, Utility Consolidated Customer Satisfaction — 5.36%, Utility Consolidated SAIDI — 1.79%, Utility Consolidated Safety/TCIR — 0.71%, Utility Consolidated Safety/Severity Rate — 1.07% and Utility Transformation Metrics — 10.71%.

[3]   Utility Consolidated Operation and Maintenance Expense represents non-fuel expenses of the consolidated utilities, including retirement defined benefits expense — other than service costs, and excludes expenses covered by surcharges or otherwise neutral to net income and adjustments relating to LNG project costs.

[4]   Utility Consolidated Customer Satisfaction is based on quarterly results of customer surveys conducted by an outside vendor.

[5]   Utility Consolidated Reliability/SAIDI is measured by the average outage duration for each customer served, exclusive of catastrophic events and outages caused by independent power producers, over whose plant maintenance and reliability the utility has limited real-time control.

[6]   Utility Consolidated Safety/TCIR is a standard measure of employee safety. TCIR equals the number of Occupational Safety and Health Administration recordable cases as of 12/31/18 × 200,000 productive hours divided by productive hours for the year. Lower TCIR scores reflect better safety performance.

[7]   Utility Consolidated Safety/Severity Rate is a measure of the significance of the safety incidents a company experienced based on the number of lost work days incurred. Lost work days occur when an occupational injury or illness prevents an employee from working a full, assigned work shift. Severity rate is calculated by taking the number days away from work due to a work place injury (maximum of 180 days) multiplied by 200,000 and divided by number of hours worked by all employees.

[8]   ASB ROA is ASB's adjusted net income divided by its average total assets for the period. Average total assets is calculated by averaging the total assets for each day in the period.

Non-GAAP Net Income Metrics — 2018 Annual Incentive

HEI Consolidated's, Utility Consolidated's and ASB's adjusted net income metrics for 2018 annual incentive compensation were calculated on a non-GAAP basis because the Compensation Committee determined that the impacts associated with recent tax reform legislation, certain unanticipated extraordinary consulting fees and certain other expenses related to the termination of the proposed merger with NextEra Energy, including Hawaiian Electric's liquefied natural gas (LNG) project costs and adjustments to test year revenue requirements for customer benefit adjustments in the Hawaiian Electric and Maui Electric rate case decisions, should not be considered in determining performance under those metrics. The Compensation Committee deemed this to be appropriate since such amounts were for extraordinary events unrelated to HEI, Hawaiian Electric or ASB managements' actions regarding ongoing business operations and taking such factors into account thus would be inconsistent with the original intent and nature of the award.

The exclusion of the amounts described above resulted in adjustments of $8.6 million, $7.6 million, and $(33,000) to the 2018 GAAP net income for HEI, Hawaiian Electric and ASB, respectively, in determining adjusted net income. See ''Reconciliation of GAAP to Non-GAAP Measures: Incentive Compensation Adjustments,'' attached as Exhibit B.

The following chart shows how % of Target Achieved from the table above is converted into a dollar value for each named executive officer. The payout amounts are also shown in the ''Nonequity Incentive Plan Compensation'' column of the ''2018 Summary Compensation Table'' on page 51. The range of possible annual incentive payouts for 2018 is shown in the ''2018 Grants of Plan-Based Awards'' table on page 53.

Name	Target Opportunity (% of base salary)		Base Salary ($)		Target Opportunity ($)		Total Achieved as a % of Target Opportunity (%)		2018 Actual Annual Incentive Payout ($)[1]
Constance H. Lau	100	×	921,800	=	921,800	×	98	=	899,539
Gregory C. Hazelton	60	×	512,500	=	307,500	×	98	=	300,135
Alan M. Oshima	75	×	686,750	=	515,063	×	76	=	389,182
Richard F. Wacker	80	×	679,800	=	543,840	×	160	=	868,648

[1] Figures may not calculate to the amount shown in 2018 Actual Annual Incentive Payout due to rounding of the Total Achieved as a % of Target. Total Achieved as a % of Target was rounded for ease of presentation.

Long-term incentives

Long-term incentives include performance-based opportunities under HEI's LTIP, which is based on achievement of performance goals over rolling three-year periods, and time-vested RSUs, which vest over a four-year period. The performance-based LTIP represents the majority of each named executive officer's long-term incentive opportunity. These incentives are designed to directly tie executive interests with those of shareholders by rewarding executives for long-term value growth.

Long-term performance-based incentives

The three-year performance periods foster a long-term perspective and provide balance with the shorter-term focus of the annual incentive program. In addition, the overlapping three-year performance periods encourage sustained high levels of performance because at any one time three separate potential awards are affected by current performance.

Similar to the annual incentives, in developing long-term incentives, the Compensation Committee determines the target incentive opportunity for each executive, performance metrics and goals for the three-year period.

2018-20 target long-term incentive opportunity

As with the annual incentives, the target long-term incentive opportunity is a percentage of base salary, with the threshold and maximum opportunities equal to 0.5 times and 2 times target, respectively. In establishing the target percentage for each executive, the Compensation Committee considers the mix of pay elements, competitive market data, internal equity, performance and the other factors described above under ''Base salary.''

For the 2018-20 period, the Compensation Committee made no changes to the target incentive opportunities as a percentage of base salary for Ms. Lau, and Messrs. Hazelton, Oshima and Wacker, as it determined that their target long-term incentive opportunities from the prior performance period remained appropriate at 160%, 80%, 95% and 80%, respectively. See table on page 34.

2018-20 performance metrics and goals

The performance metrics for long-term incentives are chosen for their direct relation to creating long-term value for shareholders.

In addition to selecting performance metrics, the Compensation Committee determines the level of achievement required to attain the threshold, target and maximum performance for each metric. The same principles that the Compensation Committee applies to annual incentive goals apply to long-term incentive goals. As such, the level of difficulty of the goals reflects the Compensation Committee's belief that incentive pay should be motivational — that is, the goals should be challenging but achievable — and that such pay should be balanced with reinvestment in the Company and return to shareholders. Consistent with this approach, the Compensation Committee believes threshold should represent solid performance with positive financial/operating results, target should

denote achievable goals that include a stretch factor and maximum should signify truly exceptional performance.

The target level for financial goals, such as the total shareholder return relative to the EEI Index (Relative TSR), average annual earnings per share (EPS) growth and return on average common equity (ROACE), relate to the levels the Company seeks to achieve over the performance period. In setting the threshold and maximum levels, the Compensation Committee considers whether the risks to accomplishing those levels weigh more heavily toward the downside and how challenging it would be to achieve incremental improvements over the target result. For the 2018-20 period, the Compensation Committee chose the metrics and goals in the following chart to encourage long-term achievement of earnings and growth in shareholder value.

2018-20 Long-Term Incentive Performance Metrics & Why We Use Them	Goals			
	Weighting	Threshold	Target	Maximum
Lau and Hazelton				
HEI Average Annual EPS Growth[1] promotes shareholder value by focusing on EPS growth based on the last two years of the plan.	30%	6.0%	8.0%	10.0%
HEI ROACE[2] measures profitability based on net income returned as a % of average common equity based on the average of the last two years of the plan.	50%	9.8%	10.4%	11.0%
HEI Relative TSR[3] compares the value created for HEI shareholders to that created by other investor-owned electric companies (EEI Index).	20%	30th percentile	50th percentile	70th percentile
Oshima				
Utility Average Annual EPS Growth[4] promotes shareholder value by focusing on EPS growth based on the last two years of the plan.	30%	6.0%	8.0%	10.0%
Utility ROACE as a % of Allowed Return[5] measures the performance of the utility and its subsidiaries in attaining the level of ROACE they are permitted to earn by their regulator based on the average of the last two years of the plan. The focus on ROACE encourages improved return compared to the cost of capital.	50%	84%	88%	92%
HEI Relative TSR[3] compares the value created for HEI shareholders to that created by the EEI Index.	20%	30th percentile	50th percentile	70th percentile
Wacker				
ASB Return on Equity[6] measures profitability based on net income returned as a % of average common equity based on the average of the last two years of the plan.	40%	11.35%	12.65%	14.00%
ASB Efficiency Ratio[7] promotes expense control based on the average of the last two years of the plan.	40%	60.7%	58.7%	56.7%
HEI Relative TSR[3] compares the value created for HEI shareholders to that created by the EEI Index.	20%	30th percentile	50th percentile	70th percentile

[1] HEI Average Annual EPS Growth is calculated by taking the sum of each full calendar year's (2019 and 2020, respectively) EPS percentage growth over the EPS of the prior year and dividing that sum by 2.

[2] HEI ROACE is calculated as the simple average of HEI ROACE calculated on an annual basis (2019 and 2020), with net income adjusted for exclusions the Compensation Committee allows.

[3] HEI Relative TSR compares HEI's TSR to that of the companies in the EEI Index. For LTIP purposes, TSR is the sum of the growth in price per share of HEI Common Stock as measured at the beginning of the performance period to the end, calculated using the share price on the last trading day of December at the end of the performance period, plus dividends during the period, assuming reinvestment, divided by the share price on the last trading day of December immediately prior to the beginning of the performance period.

[4] Utility Average Annual EPS Growth is calculated by taking the sum of each full calendar year's (2019 and 2020, respectively) EPS percentage growth over the EPS of the prior year and dividing that sum by two. For purposes of this goal, Utility EPS is calculated using Utility net income divided by weighted average HEI Common Stock outstanding.

[5] Utility ROACE as a % of Allowed Return is the utility's consolidated average ROACE based on the last two years of the performance period compared to the weighted average of the allowed ROACE for the utility and its subsidiaries as determined by the Hawaii Public Utilities Commission for the same period.

[6] ASB ROE is calculated as the simple daily average of ASB ROE calculated on an annual basis (2019 and 2020), with net income and common equity adjusted for exclusions the Compensation Committee allows. ASB ROE is calculated as net income divided by average common equity.

[7] ASB Efficiency Ratio is equal to the simple average of ASB's 2019 and 2020 efficiency ratio. Efficiency ratio is equal to total noninterest expense divided by the sum of net interest income and total noninterest income.

Customers, employees and shareholders all benefit when the above goals are met. Achievement of these goals makes HEI, the utility and the bank stronger financially, enabling HEI to raise capital at favorable rates for reinvestment in the operating companies and supporting dividends to shareholders. From a historical perspective, long-term incentive payouts are not easy to achieve, nor are they guaranteed. HEI and its utility and bank subsidiaries face significant external challenges in the 2018-20 period. Extraordinary leadership on the part of the named executive officers will be needed to achieve the long-term objectives required for them to earn the incentive payouts.

2016-18 Long-Term Incentive Plan. The HEI Board and HEI Compensation Committee established the 2016-18 long-term incentive opportunities, performance metrics and goals in February 2016. Those decisions were described in the 2017 HEI Proxy Statement and are summarized again below to provide context for the results and payouts for the 2016-18 period.

2016-18 target long-term incentive opportunity

In February 2016, the Compensation Committee established the following 2016-18 target incentive opportunities as a percentage of named executive officer base salary.

Name[1]	2016-18 Target Opportunity (as % of Base Salary)	2016-18 Target Opportunity (in dollars)
Constance H. Lau	160%	1,383,520
Gregory C. Hazelton	80%	262,440
Alan M. Oshima	95%	554,325
Richard F. Wacker	80%	512,640

[1] Mr. Hazelton was eligible for a pro-rated award based on 799 days out of 1,096 days of the 2016-18 LTIP.

2016-18 performance metrics, goals, results & payouts

The Compensation Committee established the 2016-18 performance metrics and goals below in February 2016. The Compensation Committee selected the metrics for their correlation with long-term shareholder value and alignment with the multi-year strategic plans of HEI and its utility and bank subsidiaries. The chart below identifies the 2016-18 LTIP metrics, the objective each measure serves, the level of achievement required to attain the threshold, target and maximum levels for each metric, the results for 2016-18 and the corresponding payout as a percentage of target.

The results shown below incorporate the Compensation Committee's decision to exclude the impact of the unusual events that affected HEI, Hawaiian Electric and ASB during the 2016-18 period. These adjustments are described below under ''Adjustments for unusual events — 2016-18 LTIP.''

2016-18 Long-Term Incentive Performance Metrics & Why We Use Them	Weighting	Goals			Result	% of Target Achieved
		Threshold	Target	Maximum		
Lau and Hazelton						
HEI 3-year Average Annual EPS Growth[1] promotes shareholder value by focusing on EPS growth over a three-year period.	50%	3.0%	4.0%	6.0%	4.7%	123%
Weighted Composite of Utility (⅔) and ASB (⅓) 3-year ROACE[2] measures profitability based on net income returned as a % of average common equity.	50%	7.6%	8.9%	9.8%	9.0%	
Oshima						
HEI 3-year Average Annual EPS Growth[1] promotes shareholder value by focusing on EPS growth over a three-year period.	50%	3.0%	4.0%	6.0%	4.7%	113%
Utility 3-year ROACE as a % of Allowed Return[3] measures the performance of the utility and its subsidiaries in attaining the level of ROACE they are permitted to earn by their regulator. The focus on ROACE encourages improved return compared to the cost of capital.	50%	74%	84%	94%	82%	
Wacker						
ASB 3-year Average Net Income[4] focuses on fundamental earnings growth, which correlates to shareholder value.	50%	$56M	$59.8M	$62M	$65.6M	200%
ASB Efficiency Ratio, for Year-End 2018[5] promotes expense control.	50%	64.5%	62%	59.5%	58.3%	

[1] HEI 3-year Average Annual EPS Growth is calculated by taking the sum of each full calendar year's (2016, 2017 and 2018, respectively) EPS percentage growth over the EPS of the prior year and dividing that sum by 3. Non-GAAP adjusted net income, upon which EPS used for LTIP purposes is calculated, differs from what is reported under GAAP because it excludes the impact of the unusual events in 2015 through 2018 described below under ''Adjustments for unusual events — 2016-18 LTIP.'' For a reconciliation of the GAAP and non-GAAP results, see ''Reconciliation of GAAP to Non-GAAP Measures: Incentive Compensation Adjustments'' attached as Exhibit B.

[2] Weighted Composite of Utility and ASB 3-year ROACE is the weighted composite of the utility's and ASB's ROACE, which calculation is average net income divided by average common equity for the period, with net income and common equity of Hawaiian Electric and ASB adjusted for exclusions the Compensation Committee allows for utility and ASB results. For purposes of this metric, the utility is weighted two-thirds (⅔) and ASB is weighted one-third (⅓). Non-GAAP adjusted net income used in the computation of ROACE differs from what is reported under GAAP because it excludes the impact of the unusual events in 2016 through 2018 described below under ''Adjustments for unusual events — 2016-18

LTIP." For a reconciliation of the GAAP and non-GAAP results, see ''Reconciliation of GAAP to Non-GAAP Measures: Incentive Compensation Adjustments'' attached as Exhibit B.

3   Utility 3-year ROACE as a % of Allowed Return is the utility's consolidated average ROACE for the performance period compared to the weighted average of the allowed ROACE for the utility and its subsidiaries as determined by the Hawaii Public Utilities Commission for the same period. Non-GAAP adjusted net income used in the computation of ROACE differs from what is reported under GAAP because it excludes the impact of the unusual events in 2016 through 2018 described below under ''Adjustments for unusual events — 2016-18 LTIP.'' For a reconciliation of the GAAP and non-GAAP results, see ''Reconciliation of GAAP to Non-GAAP Measures: Incentive Compensation Adjustments'' attached as Exhibit B.

4   ASB 3-year Average Net Income is the average of ASB's adjusted net income for 2016 through 2018. Non-GAAP adjusted net income differs from what is reported under GAAP because it excludes the impact of the unusual events in 2016 through 2018 described below under ''Adjustments for unusual events — 2016-18 LTIP.'' For a reconciliation of the GAAP and non-GAAP results, see ''Reconciliation of GAAP to Non-GAAP Measures: Incentive Compensation Adjustments'' attached as Exhibit B.

5   ASB Efficiency Ratio as of year-end 2018 is equal to ASB's noninterest expense divided by the sum of the net interest income and noninterest income at the end of 2018, adjusted for exclusions the Compensation Committee allows. See ''Reconciliation of GAAP to Non-GAAP Measures: Incentive Compensation Adjustments'' attached as Exhibit B.

The following chart shows how % of Target Achieved from the chart above is converted into a dollar value for each named executive officer. The payout amounts are also shown in the ''Nonequity Incentive Plan Compensation'' column of the ''2018 Summary Compensation Table'' on page 51.

Name*	Target Opportunity (% of 2016 base salary)		2016 Base Salary ($)		Target Opportunity ($)		Total Achieved as a % of Target (%)		2016-18 Incentive Payout ($)[1]
Constance H. Lau	160	×	864,700	=	1,383,520	×	123	=	1,702,498
Gregory C. Hazelton[2]	80	×	328,057	=	262,440	×	123	=	322,947
Alan M. Oshima	95	×	583,500	=	554,325	×	113	=	623,615
Richard F. Wacker	80	×	640,800	=	512,640	×	200	=	1,025,280

1   Figures may not calculate to the amount shown in 2016-18 Incentive Payout column due to rounding of the Total Achieved as a % of Target. Total Achieved as a % of Target was rounded for ease of presentation.

2   Mr. Hazelton's base salary shown at 73% as he was eligible for 799 days out of 1,096 days of the 2016-2018 LTIP.

Adjustments for unusual events — 2016-18 LTIP

The Compensation Committee considers adjustments to performance results with caution and only in circumstances that are unforeseen and/or unique or extraordinary. The Compensation Committee recognizes that the two operating subsidiaries are heavily regulated and external forces can impact incentive plans significantly. The Compensation Committee is mindful of only considering adjustments that are warranted and will also serve the long-term interests of shareholders.

HEI. In determining HEI consolidated net income for 2015, 2016, 2017 and 2018 for purposes of calculating HEI 3-year average annual EPS growth under the 2016-18 LTIP, the Compensation Committee considered the impact of certain items that were unrelated to HEI, Hawaiian Electric or ASB managements' actions regarding ongoing business operations, including the effects in 2018 of the 2017 tax reform legislation and certain unanticipated extraordinary consulting expenses. In addition to the 2017 tax reform impacts at ASB and Hawaiian Electric (see below), 2017 tax reform and such consulting expenses had an aggregate $5.7 million negative impact on HEI's 2018 results. The Compensation Committee deemed it appropriate to exclude the impact of the 2017 tax reform legislation and unanticipated consulting expenses on HEI's 2018 results because such impact was for extraordinary events unrelated to management's actions regarding ongoing business operations. The adjustments described on page 41 of HEI's 2018 Proxy Statement with respect to HEI's 2017, 2016 and 2015 results, for purposes of the 2015-17 LTIP, were also applied to the 2016-18 LTIP. The adjustments include: (i) $6.0 million negative impact in 2017 related to tax reform legislation; (ii) $58.2 million positive impact in 2016 related to income from the terminated merger with NextEra Energy and canceled spin-off of ASB Hawaii, Inc.; and (iii) $15.8 million negative impact of merger-related expenses in 2015. These tax reform and merger- and spin-off related income and expenses were not considered in determining performance under the metrics and were for an extraordinary event unrelated to HEI or Hawaiian Electric managements' actions regarding ongoing business operations. See below under ASB and Hawaiian Electric for more discussion and for all other items impacting HEI consolidated net income.

ASB. In determining ASB's 2016, 2017 and 2018 net income for purposes of calculating HEI 3-year average annual EPS growth and ASB's 3-year average net income and ASB's 2016, 2017 and 2018 net income and common equity for the ASB portion of the Weighted Composite of Utility (two-thirds) and ASB (one-third) 3-year ROACE (Weighted Composite ROACE) under the 2016-18 LTIP, the Compensation Committee considered the impact of certain items that were unrelated to managements' actions regarding ongoing business operations, including the effects in 2018 of the 2017 tax reform legislation, one-time expenses related to ASB's new corporate campus, and the effect of ASB's initiative to eliminate risk associated with the pension liability and volatility of pension expense for its frozen pension plan through a process called ''defeasement,'' which is designed to cause material asset and liability movements to offset each other. Because the Company calculates net periodic pension cost using a market-related value of plan assets, the favorable accounting impact of the defeasement is diminished. Pension defeasement combined with the use of market-related value of plan assets had a negative accounting impact on ASB's net income of $0.05 million, $0.3 million and $1.0 million for 2016, 2017 and 2018, respectively. The Compensation Committee deemed it appropriate to exclude defeasement amounts for purposes of determining ASB's net income for the 2016-18 LTIP because the Company's consolidated asset valuation method diminished the positive accounting impacts of the defeasement. Over time, the defeasement is expected to benefit shareholder value by reducing ASB's need to provide additional funds to satisfy its pension obligations. The tax reform and related net positive impact amounting to $11.2 million for 2018 and the one-time expenses related to ASB's new corporate campus negative impact amounting to $0.7 million for 2018 were excluded in the calculation of the 2016-18 HEI 3-year average annual EPS growth, net income and Weighted Composite ROACE. The $1.0 million positive impact in 2017 related to tax reform legislation described on page 50 of HEI's 2018 Proxy Statement

was excluded in the calculation of the 2015-17 HEI 3-year average annual EPS growth and ASB's goals. The Compensation Committee deemed it appropriate to exclude the 2017 impacts in determining ASB's net income for purposes of calculating HEI 3-year average annual EPS growth, ASB's 3-year average net income and Weighted Composite ROACE under the 2016-18 LTIP. ASB's 2018 efficiency ratio includes the pre-tax adjustments relating to pension, tax reform and related impacts and the new corporate campus. ASB's noninterest income and noninterest expense included a reclassification of debit card interchange fees resulting from a new accounting standard that reclassified debit card expenses to noninterest income, but such reclassification did not have an impact on the level of achievement for the ASB efficiency ratio.

Hawaiian Electric. In determining Hawaiian Electric's 2016, 2017 and 2018 net income and common equity for the ROACE as a % of Allowed Return and the utility portion of the Weighted Composite ROACE and Hawaiian Electric's 2016, 2017 and 2018 net income for HEI 3-year average annual EPS growth under the 2016-18 LTIP, the Compensation Committee considered the impacts of certain items that were unrelated to managements' actions regarding ongoing business operations, including the effects in 2018 of the 2017 tax reform legislation and certain expenses related to the termination of the proposed merger with NextEra Energy, including Hawaiian Electric's LNG project costs and adjustments to test year revenue requirements for customer benefit adjustments in the Hawaiian Electric and Maui Electric rate case decisions. The aggregate negative impact on Hawaiian Electric's 2018 net income of these adjustments of a net $7.6 million was included in the calculation of the ROACE as a % of Allowed Return, Weighted Composite ROACE and HEI 3-year average annual EPS growth. The Compensation Committee deemed it appropriate to exclude the impact of these factors because such impacts were for extraordinary events unrelated to management's actions regarding ongoing business operations.

The adjustments described on pages 39 of HEI's 2018 Proxy Statement with respect to Hawaiian Electric's 2017 results, under the 2015-17 LTIP, were also applied as the tax reform legislation and the effect of the reversion to the lagged method of recognizing rate adjustment mechanism (RAM) revenues had negative impacts on Hawaiian Electric's 2017 net income of $9.2 million and $13.9 million, respectively, and were excluded under the 2016-18 LTIP ROACE as a % of Allowed Return, Weighted Composite ROACE and HEI 3-year average annual EPS growth. The Compensation Committee deemed it appropriate to exclude the impacts of tax reform and reversion of RAM to the lagged method of revenue recognition amounts because they were unrelated to management's decisions and actions and they were not contemplated at the time the performance goals were established.

The adjustments described on page 44 of HEI's 2017 Proxy Statement with respect to Hawaiian Electric's 2016 results for purposes of the 2014-16 LTIP were applied in calculating the 2016-18 LTIP ROACE as a % of Allowed Return, Weighted Composite ROACE and HEI 3-year average annual EPS growth as the events leading to those adjustments were not contemplated at the time the 2016-18 LTIP goals were established and were unrelated to Hawaiian Electric management's decisions and actions. In addition, $0.5 million in merger integration expenses incurred by Hawaiian Electric in 2015 and $2.2 million of merger-related expenses after-tax incurred by Hawaiian Electric in 2016, including costs related to Hawaiian Electric's terminated LNG contract, which was conditioned on PUC approval of the merger were also not considered as the Compensation Committee deemed the exclusion of these expenses to be appropriate in light of the termination of the merger agreement and the associated cessation of LNG efforts and because such amounts were for extraordinary events unrelated to HEI or Hawaiian Electric managements' actions regarding ongoing business operations.

See "Reconciliation of GAAP to Non-GAAP Measures: Incentive Compensation Adjustments," attached as Exhibit B.

2017-19 Long-Term Incentive Plan. HEI's 2017-19 long-term incentive plan was described on pages 41-45 of the 2018 Proxy Statement.

Restricted stock units

HEI named executive officers are eligible to receive annual equity-based grants in the form of RSUs that vest over a four-year period. RSUs offer executives the opportunity to receive shares of HEI Common Stock when the restrictions lapse, generally subject to continued employment with the Company through vesting.

The value of the annual RSU grant is a percentage of the executive's base salary as shown on page 34. These awards are designed to focus executives on creating long-term value for the Company's stakeholders. Since they take four years to fully vest, the RSUs also promote retention. The RSUs vest and convert to shares of HEI Common Stock in four equal annual installments beginning one year from the date of grant (plus compounded dividend equivalent shares on the installment that vested in such year).

The 2018 RSU grants are set forth in the "2018 Grants of Plan-Based Awards" table on page 53.

Benefits

Retirement and savings plans

HEI, Hawaiian Electric and ASB provide retirement benefits to the named executive officers to promote financial security in recognition of years of service and to attract and retain high-quality leaders.

HEI and Hawaiian Electric employees (including each named executive officer employed by HEI or Hawaiian Electric), but not ASB employees, are eligible to participate in the HEI Retirement Plan, which is a tax-qualified defined benefit pension plan, and to save for retirement on a tax-deferred (or Roth) basis through HEI's Retirement Savings Plan, a tax-qualified defined contribution 401(k) plan, which does not provide non-elective employer contributions for any participants and does not provide matching contributions for participants who joined the Company before May 1, 2011.

In 2011, HEI amended the HEI Retirement Plan and HEI Retirement Savings Plan to create a new benefit structure for employees hired on or after May 1, 2011. Employees covered by the new benefit structure receive a reduced pension benefit under the HEI Retirement Plan, but are eligible for limited matching contributions under the HEI Retirement Savings Plan. These changes were intended to lower the cost of pension benefits over the long term. Messrs. Hazelton and Oshima each joined the Company after May 1, 2011 and are eligible to receive matching contributions under the amended HEI Retirement Savings Plan. Ms. Lau is not eligible for and did not receive matching contributions under that plan, since she joined the Company prior to May 1, 2011. The HEI Retirement Savings Plan does not provide employer contributions, other than matching contributions, to any participant.

Additional retirement benefits that cannot be paid from the HEI Retirement Plan due to Internal Revenue Code limits are provided to named executive officers and other executives employed by HEI and Hawaiian Electric through the nonqualified HEI Excess Pay Plan. Benefits under the HEI Excess Pay Plan are determined using the same formula as the HEI Retirement Plan, but are not subject to the Internal Revenue Code limits on the amount of annual compensation that can be used for calculating benefits under qualified retirement plans and on the amount of annual benefits that can be paid from qualified retirement plans. This allows those participating in the HEI Excess Pay Plan a total retirement benefit at the same general percentage of final average pay afforded to other employees under the HEI Retirement Plan.

ASB's employees, including its president and CEO (who is a named executive officer), may participate in the ASB 401(k) Plan, a tax-qualified defined contribution 401(k) plan. After an employee has completed one year of service, ASB matches the employee's contributions on a dollar-for-dollar basis up to 4% of eligible compensation deferred. In 2018, eligible compensation was capped at $275,000. ASB also provides discretionary, nonelective profit sharing contributions to the accounts of employees who are employed on the last day of the plan year or terminate employment during the plan year because of retirement, death or disability. Mr. Wacker received matching contributions and a profit sharing contribution under the plan in 2018, in each case limited to the amount permitted based on eligible compensation.

Retirement benefits are discussed in further detail in the ''2018 Pension Benefits'' table and related notes on pages 56-57.

Deferred compensation plans

HEI provides named executive officers and other executives the opportunity to participate in plans that allow them to defer compensation and the resulting tax liability.

HEI and Hawaiian Electric named executive officers and directors of HEI, Hawaiian Electric and ASB may participate in the HEI Deferred Compensation Plan, a nonqualified deferred compensation plan implemented in 2011 that allows the deferral of portions of the participants' cash compensation, with certain limitations, and provides investment opportunities that are substantially similar to those available under HEI's Retirement Savings Plan. In 2018, there were no matching or other employer contributions under this plan. HEI and Hawaiian Electric named executive officers are also eligible to defer payment of annual and long-term incentive awards and the resulting tax liability under a prior nonqualified deferred compensation plan, although no named executive officer deferred compensation under that plan in 2018.

The American Savings Bank Select Deferred Compensation Plan (ASB Deferred Compensation Plan) is a nonqualified deferred compensation plan that allows senior members of ASB management to defer up to 100% of current salary, annual bonus and commissions. Pursuant to a 2009 amendment, the plan provides for employer matching contributions and profit sharing contributions. These matching and profit sharing contributions take into account compensation which is excluded from consideration under the ASB 401(k) Plan, including on account of being contributed to the ASB Deferred Compensation Plan or being in excess of limits on eligible compensation imposed by the Internal Revenue Code. Ms. Lau participated in the ASB Deferred Compensation Plan during her employment with ASB. Mr. Wacker did not elect to defer compensation under such plan in 2018, but he did receive a profit sharing contribution to his account under the plan for the amount that could not be contributed to his 401(k) Plan account due to Internal Revenue Code limits on eligible compensation. Such profit sharing contribution is included in the ''All Other Compensation'' column of the ''2018 Summary Compensation Table'' on page 51.

Deferred compensation benefits are discussed in further detail in the ''2018 Nonqualified Deferred Compensation'' table and related notes on page 58.

Executive Death Benefit Plan (frozen since 2009)

In September 2009, HEI froze the Executive Death Benefit Plan of HEI and Participating Subsidiaries, which provides death benefits to an executive's beneficiaries following the executive's death while employed or after retirement. As part of the freeze, HEI closed the plan to new participants and ceased all benefit accruals for current participants (i.e., there will be no increase in death benefits due to salary increases after September 9, 2009).

Under contracts with Executive Death Benefit Plan participants in effect before September 2009, the death benefits were grossed up for tax purposes. This

treatment was considered appropriate because the executive death benefit is a form of life insurance and traditionally life insurance proceeds have been excluded from income for federal tax purposes. Ms. Lau is covered under the Executive Death Benefit Plan. Messrs. Hazelton and Oshima are not covered under the plan because they joined the Company after the plan was frozen. Mr. Wacker also joined ASB after the plan was frozen, and ASB was not a participating employer in the plan in any event. Death benefits are discussed in further detail in the ''2018 Pension Benefits'' table and related notes on pages 56-57.

Double-trigger change-in-control agreements

The Compensation Committee and Board consider change-in-control agreements to be an appropriate tool to recruit executives as an expected part of their compensation package, to encourage the continued attention of key executives to the performance of their duties without distraction in the event of a potential change in control and to assist in retaining key executives. Change-in-control agreements can protect against executive flight during a transaction when key executives might, in the absence of the agreement, leave the Company and accept employment elsewhere. As of December 31, 2018, Ms. Lau and Messrs. Hazelton and Wacker each had a change-in-control agreement.

All of the change-in-control agreements are double trigger, which means that they provide for cash severance and other benefits only upon a qualifying termination of the executives' employment following a change in control. In determining the amount an executive is eligible to receive in such an event, the Compensation Committee takes into account the executive's expected role in a potential transaction, value to the organization and internal equity. The agreements approved by the Compensation Committee provide for a cash lump sum payment of three times base salary plus annual incentive for Ms. Lau and two times base salary plus annual incentive for Messrs. Hazelton and Wacker. The annual incentive pay

used in calculating the severance payment is the greater of the current annual incentive target or the largest actual annual incentive payout during the preceding three fiscal years. Aggregate payments under these agreements are limited to the maximum amount deductible under Section 280G of the Internal Revenue Code and there are no tax gross ups with respect to payments under these agreements. Payment of the severance benefits is conditioned on the Company receiving a release of claims by the executive.

The change-in-control agreements have initial terms of two years and automatically renew for an additional year on each anniversary unless 90 days' notice of nonrenewal is provided by either party, so that the protected period is at least one year upon nonrenewal. The agreements remain in effect for two years following a change in control. The agreements define a change in control as a change in ownership of HEI, a substantial change in the voting power of HEI's securities or a change in the majority of the composition of the Board following consummation of a merger, tender offer or similar transaction. The agreement for Mr. Wacker also defines a change in control as a change in ownership of ASB. Change-in-control benefits are discussed in further detail in the ''Potential Payments Upon Termination or Change in Control'' section and related notes on pages 59-60.

Minimal perquisites

HEI provides minimal other compensation to the named executive officers in the form of perquisites because such items are commonly provided to business executives in Hawaii, such as club memberships primarily for the purpose of business entertainment, or are necessary to recruit executives, such as relocation expenses or extra weeks of vacation. HEI may, from time to time, reimburse for reasonable business-related expenses. In 2018, each named executive officer had a Company-paid club membership for the primary purpose of business entertainment expected of executives in their positions. Mr. Hazelton received four weeks of vacation in 2018, which was more than other employees with similar length of service typically receive. Mr. Wacker received 28 days of paid time off in 2018, which is more than ASB employees with similar length of service below the senior vice president level receive.

No new tax gross ups

HEI has eliminated nearly all tax gross ups. There are no tax gross ups on club membership initiation fees or membership dues, or in the change-in-control agreements for the named executive officers who have such agreements. As discussed under "Executive Death Benefit Plan," tax gross ups of death benefits only apply to executives who participated in the Executive Death Benefit Plan before it was frozen in 2009.

Additional policies and information

Our programs are designed to guard against excessive risk

HEI's compensation policies and practices are designed to encourage executives to build value for all stakeholders, including shareholders, customers and employees, and to discourage decisions that introduce inappropriate risks.

HEI's Enterprise Risk Management (ERM) function is principally responsible for identifying and monitoring risk at the holding company and its subsidiaries, and for reporting on high risk areas to the Board and designated Board committees. As a result, all HEI directors, including those who serve on the Compensation Committee, are apprised of risks that could have a material adverse effect on HEI.

Risk assessment. On an annual basis, the Compensation Committee and its independent compensation consultant review a risk assessment of compensation programs in place at HEI and its subsidiaries for all employees, which is updated annually by the Company's ERM function. Based on its review of the risk assessment of compensation programs in place in 2018 and consultation with FW Cook, the Compensation Committee believes that the Company's compensation plans do not encourage risk taking that is reasonably likely to have a material adverse effect on the Company.

Risk mitigation features of our programs. Our compensation programs incorporate the following features to promote prudent decision-making and guard against excessive risk:

- Financial performance objectives for the annual incentive program are linked to Board-approved budget guidelines, and nonfinancial measures (such as customer satisfaction, reliability and safety) are aligned with the interests of all HEI stakeholders.

- An executive compensation recovery policy ("clawback policy") permits recoupment of performance-based compensation paid to executives found personally responsible for fraud, gross negligence or intentional misconduct that causes a significant restatement of HEI's financial statements.

- Annual and long-term incentive awards are capped at maximum performance levels.

- Financial opportunities under long-term incentives are greater than those under annual incentives, emphasizing the importance of long-term outcomes.

- Share ownership and retention guidelines, requiring named executive officers to hold significant amounts of HEI stock, promote a shared interest in HEI's long-term performance.

- In typical circumstances long-term incentive payouts have been 100% equity-based, so executives share in the same upside potential and downside risk as all shareholders. In light of the then-pending merger with NextEra Energy, however, the Compensation

Committee decided to provide for the 2016-18 LTIP to be settled in cash in lieu of HEI Common Stock. The Compensation Committee determined that the Company's stock price might be affected at least in part by merger considerations unrelated to the Company's true operating performance and that, as a result, the compensatory goals of the LTIPs would be better served by a cash settlement. Following the termination of the HEI/NextEra Energy merger agreement in July 2016, the Compensation Committee determined in 2017 to return to exclusively equity-based LTIPs.

- Annual grants of RSUs and long-term incentives vest over a period of years to encourage sustained performance and executive retention.

- Performance-based plans use a variety of financial metrics (e.g., net income, ROACE) and nonfinancial performance metrics that correlate with long-term creation of shareholder value and are impacted by management decisions.

- The Compensation Committee and Board continuously monitor risks faced by the enterprise, including through management presentations at quarterly meetings and through periodic written reports from management.

Share ownership and retention are required throughout employment with the Company

HEI named executive officers are required to own and retain HEI stock throughout employment with the Company. Each officer subject to the requirements has until January 1 of the year following the fifth anniversary of the later of (i) amendment to his or her required level of stock ownership, or (ii) first becoming subject to the requirements (compliance date) to reach the following ownership levels:

Position	Value of Stock to be Owned
HEI President & CEO	5x base salary
Other Named Executive Officers	2x base salary

The compliance dates were January 1, 2015 for Ms. Lau, January 1, 2016 for Mr. Wacker, January 1, 2020 for Mr. Oshima and January 1, 2022 for Mr. Hazelton. Ms. Lau and Mr. Wacker exceeded the specified level of stock ownership for their positions by the time of their respective compliance dates.

Until reaching the applicable stock ownership target, officers subject to the requirements must retain 50% of shares received in payout under the LTIP (net of any shares withheld for taxes) and 50% of shares received through the vesting of RSUs (net of any shares withheld for taxes). The Compensation Committee has the authority to approve hardship exceptions to these retention requirements.

Hedging and pledging are prohibited

The Company's Insider Trading Policy, among other prohibitions, prohibits all directors, officers and employees of HEI and its subsidiaries (as well as the spouses, minor children, adult family members sharing the same household and any other person for whom the director, officer or employee exercises substantial control over such person's securities trading decisions) from trading in options, warrants, puts, calls or similar instruments on Company securities, making short sales in Company securities, holding Company securities in margin accounts or pledging Company securities.

Clawback policy applies to performance-based pay

HEI has an executive compensation clawback policy that applies to any performance-based compensation awarded to an executive officer. Under that policy, in the event the financial statements of HEI or any of its subsidiaries are significantly restated, the Compensation Committee and Board will review the circumstances that caused the need for the restatement and determine whether fraud, gross negligence or intentional misconduct were involved. If so, the Board may direct the Company to recover all or a portion of any performance-based award from the executive officer(s) found personally responsible. The SEC has issued proposed rules concerning clawback policies pursuant to the Dodd-Frank Act. HEI will amend its clawback policy to ensure it is consistent with the final rules as and when required.

The Compensation Committee considers tax and accounting impacts on compensation

In designing compensation programs, the Compensation Committee considers tax and accounting implications of its decisions, along with other factors described in this Proxy Statement.

Tax matters. Section 162(m) of the Internal Revenue Code generally limits to $1 million, per applicable executive, the annual federal income tax deduction that a publicly held corporation may claim for compensation payable to certain covered executive officers. The tax reform legislation passed in December 2017 amended Section 162(m), among other changes, to broaden the scope to include both current and former covered executives and to eliminate an exemption to this deduction limitation for certain performance-based compensation.

In determining compensation for our executive officers, the Compensation Committee primarily considers factors that provide incentives for the achievement of business objectives, but also considers the extent to which the compensation is deductible. The Compensation Committee continues to evaluate the changes to Section 162(m) and their significance to the company's compensation programs, but retains the flexibility and discretion to structure compensation appropriately, whether or not deductible.

Another tax consideration factored into the design of the Company's compensation programs is compliance with the requirements of Section 409A of the Internal Revenue Code, for which noncompliance can result in additional taxes on participants in deferred compensation arrangements. The new tax reform law did not change the requirements of Section 409A.

Accounting matters. In establishing performance goals for equity compensation, the Compensation Committee considers the impact of accounting rules, including relevant plan provisions that govern how discretion may be used. Accounting rules also prescribe the way in which compensation is expensed. For example, under GAAP, compensation is generally expensed when earned. Financial Accounting Standards Board Accounting Standards Codification Topic 718 generally requires that equity compensation awards be accounted for based on their grant date fair value and recognized over the relevant service periods. The Compensation Committee also has discretion in determining the level of achievement for the award and may determine that there should not be any incentive payout that would result solely from the adoption of a new accounting principle that affects a financial measure or vice versa.

COMPENSATION COMMITTEE REPORT

The Compensation Committee, which is composed solely of independent directors, has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into HEI's Annual Report on Form 10-K for the year ended December 31, 2018 (HEI's 2018 Form 10-K).

Compensation Committee
Thomas B. Fargo, Chairperson
Peggy Y. Fowler
Jeffrey N. Watanabe

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of the three independent directors listed above under ''Compensation Committee Report.'' No member of the Compensation Committee during 2018 was an employee or former employee of HEI. During 2018, no member of the Compensation Committee had a relationship that must be described under SEC rules regarding disclosure of related person transactions. In 2018, none of HEI's executive officers served on the compensation committee (or its equivalent) or board of directors of another entity, excluding tax-exempt organizations, where an executive officer of such an entity served on HEI's Compensation Committee or Board of Directors.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The table on the following page shows total compensation for 2016-18 for named executive officers (NEOs).

- Cash compensation earned for the applicable year is reported in the ''Salary,'' ''Nonequity Incentive Plan Compensation'' and ''All Other Compensation'' columns (except see explanation in the following paragraph regarding the 2015-17 LTIP and 2016-18 LTIP awards). For Mr. Hazelton, additional cash compensation is shown in the ''Bonus'' column, which represents the replacement of amounts he would have earned from his previous employer had he not rejoined HEI in October 2016. The Compensation Committee deemed payment of these amounts to be appropriate to recruit Mr. Hazelton.

- For 2017 and 2018, the ''Stock Awards'' column reflects: (i) the opportunity to earn shares of HEI Common Stock under the 2017-19 LTIP and 2018-20 LTIP, respectively, if performance metrics are achieved; and (ii) RSUs that vest over 2017-20 and 2018-21, respectively, and may be forfeited in whole or in part if the executive leaves before the vesting period ends.

- For 2016, the ''Stock Awards'' column reflects only RSUs granted in 2016 since the 2016-18 LTIP was denominated in cash rather than in stock; this was due to the NextEra merger that was pending when the applicable award opportunities were established. HEI's return to exclusively equity-based long-term incentive compensation in 2017 impacts the amounts in the 2018 Summary Compensation Table. SEC rules require the 2015-17 LTIP and 2016-18 LTIP cash payouts to be included in the table in 2017 and 2018, respectively, the last year of the performance period (not the year in which awards are granted as is the case with equity-based awards). As a result, the 2017 and 2018 amounts in the table include *both* the 2015-17 LTIP and 2016-18 LTIP, respectively, cash payouts and the 2017-19 and 2018-20 equity-based LTIPs, respectively, and RSU awards granted in 2017 and 2018, respectively, which are not reflective of 2017 and 2018 target NEO compensation. By contrast, the 2016 compensation amounts do not include any LTIP amounts because there were no LTIP cash payouts or equity-based LTIP awards granted in 2016. Our LTIP programs and practices have not changed (i.e., one LTIP award covering a 3-year performance period is

granted each year), however, due to the disclosure timing differences between cash and equity-based LTIPs, the amounts in the Summary Compensation Table for 2017 and 2018 are notably higher than, and not comparable to, the reported amount for 2016, and are not reflective of 2017 and 2018 NEO target compensation.

For the following selected NEOs, the total compensation amounts for 2017 without the 2015-17 ''cash'' LTIP payout and only including the 2017-19 ''equity'' LTIP award and 2018 without the 2016-18 ''cash'' LTIP payout and only including the 2018-20 ''equity'' LTIP award are as follows:

Name	2017 Total Compensation Without 2015-17 ''cash'' LTIP	2018 Total Compensation Without 2016-18 ''cash'' LTIP
Constance H. Lau	$4,576,365	$4,022,933
Gregory C. Hazelton	$1,538,175	$1,608,651
Alan M. Oshima	$2,272,842	$2,295,609
Richard F. Wacker	$2,447,840	$2,288,674

- The ''Change in Pension Value and Nonqualified Deferred Compensation Earnings'' column sets forth the change in value of pension and executive death benefits, which can fluctuate significantly from year-to-year based on changes in discount rates and other actuarial assumptions and do not necessarily reflect the benefit to be received by the executive. ''Total Without Change in Pension Value'' shows total compensation as determined under SEC rules minus the change in value of pension and executive death benefits.

The following chart shows 2017 ''Total Without Change in Pension Value'' excluding the 2015-17 ''cash'' LTIP and only including the 2017-19 ''equity'' LTIP award and 2018 ''Total Without Change in Pension Value'' excluding the 2016-18 ''cash'' LTIP and only including the 2018-20 ''equity'' LTIP award:

Name	2017 ''Total Without Change in Pension Value'' Without 2015-17 ''cash'' LTIP	2018 ''Total Without Change in Pension Value'' Without 2016-18 ''cash'' LTIP
Constance H. Lau	$4,044,602	$4,022,933
Gregory C. Hazelton	$1,451,726	$1,521,935
Alan M. Oshima	$2,085,336	$2,204,031
Richard F. Wacker	$2,447,840	$2,288,674

2018 SUMMARY COMPENSATION TABLE

Name and 2018 Principal Positions	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Nonequity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total Without Change in Pension Value ($)[7]	Total ($)
Constance H. Lau	2018	921,800	—	2,201,594	2,602,037	—	—	5,725,431	5,725,431
HEI President & CEO	2017	893,533	—	2,151,295	2,337,155	531,763	—	5,381,983	5,913,746
ASB Chair	2016	864,700	—	648,531	1,182,753	364,325	—	2,695,984	3,060,309
Hawaiian Electric Chair									
Gregory C. Hazelton*	2018	512,500	—	676,069	623,082	86,716	33,231	1,844,882	1,931,598
HEI Executive Vice	2017	487,500	—	597,967	327,163	86,449	39,096	1,451,726	1,538,175
President, CFO & Treasurer	2016	84,836	256,670	508,320	70,169	16,711	115,210	1,035,205	1,051,916
Alan M. Oshima	2018	686,750	—	1,114,464	1,012,797	91,578	13,635	2,827,646	2,919,224
Hawaiian Electric	2017	655,583	—	1,071,359	847,170	187,506	13,230	2,587,342	2,774,848
President & CEO	2016	583,500	—	379,282	445,939	153,231	21,296	1,430,017	1,583,248
Richard F. Wacker	2018	679,800	—	692,855	1,893,928	—	47,371	3,313,954	3,313,954
ASB President & CEO	2017	660,000	—	679,044	1,699,252	—	52,796	3,091,092	3,091,092
	2016	640,800	—	128,151	693,012	—	47,281	1,509,244	1,509,244

* Mr. Hazelton joined HEI as Senior Vice President, Finance on October 24, 2016, was promoted to HEI Executive Vice President & CFO on April 2, 2017 and also assumed the role of Treasurer on March 29, 2018.

[1] *Salary.* This column represents cash base salary received for the year. Mr. Hazelton's annualized 2016 salary of $450,000 was pro-rated based on the number of days he worked for HEI in 2016.

[2] *Bonus.* This column represents non-salary cash payments that are not awarded under a nonequity incentive plan. In recruiting Mr. Hazelton to return to HEI, the Compensation Committee deemed it appropriate to provide replacement compensation for cash amounts Mr. Hazelton had to forfeit upon leaving his prior employer to rejoin HEI. The amount shown replaced annual incentive pay for 2016 and long-term incentive pay for 2015-17 and 2016-18 that Mr. Hazelton lost when leaving his prior employer.

[3] *Stock Awards.* These amounts represent the aggregate grant date fair value of stock awards granted in the years shown computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718). For 2017 and 2018, these amounts are composed of: (i) the opportunity (based on probable outcome of performance conditions (in this case, target) as of the grant date) to earn shares of HEI Common Stock in the future pursuant to the 2017-19 and 2018-20 LTIPs, respectively, if pre-established performance goals are achieved and (ii) RSUs vesting in installments over a four-year period. For 2016, these amounts were composed of RSUs granted in 2016 and vesting in installments over a four-year period (except in the case of Mr. Hazelton's 2016 RSUs). Since the 2015-17 and 2016-18 LTIPs are denominated in cash rather than in stock, in accordance with SEC rules, the cash payouts are reported in the ''Nonequity Incentive Plan Compensation'' column in this Summary Compensation Table for 2017 and 2018, respectively. See the 2018 Grants of Plan-Based Awards table below for the portion of the amount in the Stock Awards column above that is composed of 2018 grants of RSUs and performance award opportunities under the 2018-20 LTIP. Assuming achievement of the highest level of performance conditions, the maximum value of the performance awards payable in 2021 under the 2018-20 LTIP would be: Ms. Lau $3,020,505; Mr. Hazelton $839,670; Mr. Oshima $1,336,102 and Mr. Wacker $1,113,747.

For a discussion of the assumptions underlying the amounts set out for the RSUs and 2018-2020 LTIP, see Note 10 to the Consolidated Financial Statements in HEI's 2018 Form 10-K.

[4] *Nonequity Incentive Plan Compensation.* These amounts represent cash payouts to named executive officers under the annual incentive plan, the EICP, earned for the years shown. For 2017 and 2018, the amounts in this column also include the cash payouts from the 2015-17 and 2016-18 LTIPs, respectively. Mr. Hazelton's 2016 EICP payout represents a pro-rata amount for the number of days he worked for HEI in 2016.

[5] *Change in Pension Value and Nonqualified Deferred Compensation Earnings.* These amounts represent the change in present value of the accrued pension and executive death benefits from beginning of year to end of year for 2016, 2017 and 2018. These amounts are not current payments; pension and executive death benefits are only paid after retirement or death, as applicable. The amounts in this column depend heavily on changes in actuarial assumptions, such as discount rates, and also are impacted by years of service and age. In accordance with SEC rules, the negative change in value for Ms. Lau is shown as no change in the table above. For a further discussion of the applicable plans, see the 2018 Pension Benefits table and related notes below. No named executive officer had above-market or preferential earnings on nonqualified deferred compensation for the periods covered in the table above.

[6] **All Other Compensation.** *The following table summarizes the components of ''All Other Compensation'' with respect to 2018:*

Name	Contributions to Defined Contribution Plans ($)[a]	Other ($)[b]	Total All Other Compensation ($)
Constance H. Lau*	—	—	—
Gregory C. Hazelton	8,250	24,981	33,231
Alan M. Oshima	8,250	5,385	13,635
Richard F. Wacker	20,350	27,021	47,371

[a] Mr. Wacker received matching contributions to his account in the ASB 401(k) Plan up to the amount permitted based on eligible compensation ($275,000 in 2018) and the portion of his 2018 profit sharing contribution based on eligible compensation. Messrs. Hazelton and Oshima received matching contributions to their accounts in the HEI Retirement Savings Plan up to the amount permitted based on eligible compensation ($275,000 in 2018).

[b] Mr. Hazelton received club membership dues and had two more weeks of vacation than employees with similar length of service would usually receive. Mr. Oshima received club membership dues. Mr. Wacker received club membership dues, two more days of paid time off than ASB employees with similar length of service below the Senior Vice President level receive, and a profit sharing contribution to his account under the ASB Select Deferred Compensation Plan in the amount of his profit sharing contribution that could not be included in his ASB 401(k) Plan account due to limits on eligible compensation.

* The total value of perquisites and other personal benefits for Ms. Lau was less than $10,000 for 2018 and is therefore not included in the table above.

[7] **Total Without Change in Pension Value.** Total Without Change in Pension Value represents total compensation as determined under SEC rules, minus the change in pension value and executive death benefits amount reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column. We include this column because the magnitude of the change in pension value and death benefits in a given year is largely determined by actuarial assumptions, such as discount rates and mortality assumptions set by the Society of Actuaries, and does not reflect decisions made by the Compensation Committee for that year or the actual benefit necessarily to be received by the recipient. The amounts reported in the Total Without Change in Pension Value column may differ substantially from the amounts reported in the Total column and are not a substitute for the Total column.

Additional narrative disclosure about salary, bonus, stock awards, nonequity incentive plan compensation, change in pension benefits and nonqualified deferred compensation earnings and all other compensation can be found in the Compensation Discussion and Analysis above.

Grants of Plan-Based Awards

The table below shows cash performance award opportunities under the 2018 EICP, equity-based performance award opportunities granted under the LTIP for performance over the 2018-20 period and payable in 2021 and RSUs granted in 2018 and vesting in installments over four years.

2018 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Nonequity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Constance H. Lau	1/31/18 EICP	460,900	921,800	1,843,600	—	—	—	—	—
	1/31/18 LTIP	—	—	—	21,619	43,239	86,478	—	1,510,253
	1/31/18 RSU	—	—	—	—	—	—	20,268	691,341
Gregory C. Hazelton	1/31/18 EICP	153,750	307,500	615,000	—	—	—	—	—
	1/31/18 LTIP	—	—	—	6,010	12,020	24,040	—	419,835
	1/31/18 RSU	—	—	—	—	—	—	7,512	256,234
Alan M. Oshima	1/31/18 EICP	257,531	515,063	1,030,125	—	—	—	—	—
	1/31/18 LTIP	—	—	—	9,563	19,127	38,253	—	668,066
	1/31/18 RSU	—	—	—	—	—	—	13,087	446,398
Richard F. Wacker	1/31/18 EICP	271,920	543,840	1,087,680	—	—	—	—	—
	1/31/18 LTIP	—	—	—	7,972	15,944	31,887	—	556,893
	1/31/18 RSU	—	—	—	—	—	—	3,986	135,962

EICP Executive Incentive Compensation Plan (annual incentive)

LTIP Long-Term Incentive Plan (2018-20 period)

RSU Restricted stock units

[1] *Estimated Future Payouts Under Nonequity Incentive Plan Awards.* Shows possible cash payouts under the 2018 EICP based on meeting performance goals set in January 2018 at threshold, target and maximum levels. Actual payouts for the 2018 EICP are reported in the 2018 Summary Compensation Table above.

[2] *Estimated Future Payouts Under Equity Incentive Plan Awards.* Represents number of shares of stock that may be issued under the 2018-20 LTIP based upon the achievement of performance goals set in January 2018 at threshold, target and maximum levels and vesting at the end of the three-year performance period. LTIP awards are forfeited for terminations of employment during the vesting period, except for terminations due to death, disability or retirement, which allow for pro-rata participation based upon completed months of service after a minimum number of months of service in the performance period. Dividend equivalent shares, not included in the chart, are compounded over the period at the actual dividend rate and are paid at the end of the performance period based on actual shares earned.

[3] *All Other Stock Awards: Number of Shares of Stock or Units.* Represents number of RSUs awarded in 2018 that will vest and be issued as unrestricted stock in four equal annual installments on the grant date anniversaries. Unvested awards are forfeited for terminations of employment during the vesting period, except for terminations due to death, disability or retirement, which allow for pro-rata vesting up to the date of termination. Receipt of RSU awards is generally subject to continued employment and expiration of the applicable vesting period. Dividend equivalent shares, not included in the chart, are compounded over the period at the actual dividend rate and are paid in HEI Common Stock on RSUs vesting in a given year.

[4] *Grant Date Fair Value of Stock Awards.* Grant date fair value for shares under the 2018-20 LTIP is estimated in accordance with the fair-value based measurement of accounting, as described in FASB ASC Topic 718 based upon the probable (in this case, target) outcome of the performance conditions as of the grant date. For a discussion of the assumptions and methodologies used to calculate the amounts reported, see the discussion of performance awards contained in Note 10 (Share-based compensation) to the Consolidated Financial Statements in HEI's 2018 Form 10-K. Grant date fair value for RSUs is based on the closing price of HEI Common Stock on the NYSE on the date of the grant of the award.

Outstanding Equity Awards at 2018 Fiscal Year-End

Name	Grant Year	Stock Awards		Equity Incentive Plan Awards	
		Shares or Units of Stock That Have Not Vested[1]		Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
		Number (#)	Market Value ($)[2]		
Constance H. Lau	2015	4,665	170,832	—	—
	2016	10,844	397,107	—	—
	2017	15,012	549,739	42,702	1,563,747
	2018	20,268	742,214	43,239	1,583,412
	Total	50,789	1,859,892	85,941	3,147,159
Gregory C. Hazelton	2016	6,488	237,591	—	—
	2017	5,040	184,565	10,753	393,775
	2018	7,512	275,089	12,020	440,172
	Total	19,040	697,245	22,773	833,947
Alan M. Oshima	2015	2,098	76,829	—	—
	2016	6,343	232,281	—	—
	2017	9,546	349,575	18,602	681,205
	2018	13,087	479,246	19,127	700,431
	Total	31,074	1,137,931	37,729	1,381,636
Richard F. Wacker	2015	922	33,764	—	—
	2016	2,142	78,440	—	—
	2017	2,957	108,285	22,080	808,570
	2018	3,986	145,967	15,944	583,869
	Total	10,007	366,456	38,024	1,392,439

[1] *Shares or Units of Stock That Have Not Vested.* The remaining installments of the 2015 RSUs vested on February 6, 2019. Of the remaining installments of the 2016 RSUs for Ms. Lau and Messrs. Oshima and Wacker, one installment vested on February 5, 2019 and the remainder will vest on February 5, 2020. Of the remaining installments of the 2017 RSUs, one installment vested on January 31, 2019 and the remainder will vest in equal annual installments on January 31, 2020 and 2021. For the 2018 RSUs, one installment vested on January 31, 2019 and the remainder will vest in equal annual installments on January 31, 2020, 2021 and 2022. For Mr. Hazelton's HEI RSUs granted to replace the unvested portion of his prior employer RSUs granted in 2015, the remaining installments vested on February 6, 2019. For Mr. Hazelton's HEI RSUs granted to replace the unvested portion of his prior employer RSUs granted in 2016, one installment vested on February 5, 2019, and the remainder will vest on February 5, 2020.

[2] *Market Value.* Market value is based upon the closing per-share trading price of HEI Common Stock on the NYSE of $36.62 as of December 31, 2018.

[3] *Number of Unearned Shares, Units or Other Rights That Have Not Vested.* Represents number of shares of HEI Common Stock that would be issued under the 2017-19 and 2018-20 LTIPs if performance goals are met at the target level at the end of the respective three-year performance periods, except for Mr. Wacker's 2017-19 LTIP which represents unearned shares between target and maximum.

2018 Option Exercises and Stock Vested

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	**Value Realized on Vesting ($)**
Constance H. Lau	23,417[1]	762,927
Gregory C. Hazelton	7,973[1]	259,760
Alan M. Oshima	10,818[1]	352,450
Richard F. Wacker	4,625[1]	150,682

[1] Represents the number of shares acquired (and dividend equivalents paid in stock based on number of shares vested) upon the 2018 vesting of installments of RSUs granted on February 5, 2014, February 6, 2015, February 5, 2016, October 24, 2016 and January 31, 2017. Value realized on vesting includes dividend equivalents.

Name	Number of Shares Acquired on Vesting	Compounded Dividend Equivalents	Total Shares Acquired on Vesting
Constance H. Lau	21,157	2,260	23,417
Gregory C. Hazelton	7,261	712	7,973
Alan M. Oshima	9,931	887	10,818
Richard F. Wacker	4,179	446	4,625

Pension Benefits

The table below shows the present value as of December 31, 2018 of accumulated benefits for each of the named executive officers and the number of years of service credited to each executive under the applicable pension plan and, for Ms. Lau, the executive death benefit plan, determined using the interest rate, mortality table and other assumptions described below, which are consistent with those used in HEI's financial statements (see Note 9 to the Consolidated Financial Statements in HEI's 2018 Form 10-K):

2018 PENSION BENEFITS

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)[6]	Payments During the Last Fiscal Year ($)
Constance H. Lau	HEI Retirement Plan[1]	27.8	2,338,274	—
	ASB Retirement Plan[2]	6.4	264,133	—
	HEI Supplemental Executive Retirement Plan[3]	24.3	7,641,039	—
	HEI Excess Pay Plan[4]	8.6	1,641,675	—
	HEI Executive Death Benefit[5]	—	625,521	—
Gregory C. Hazelton	HEI Retirement Plan[1]	4.1	155,950	—
	HEI Excess Pay Plan[4]	4.1	95,874	—
Alan M. Oshima	HEI Retirement Plan[1]	7.2	329,217	—
	HEI Excess Pay Plan[4]	7.2	455,269	—
Richard F. Wacker[7]	—	—	—	—

[1] The HEI Retirement Plan is the standard retirement plan for HEI and Hawaiian Electric employees. Normal retirement benefits under the HEI Retirement Plan for management employees hired before May 1, 2011, including Ms. Lau, are calculated based on a formula of 2.04% × Credited Service (maximum 67%) × Final Average Compensation (average monthly base salary for highest thirty-six consecutive months out of the last ten years). Credited service is generally the same as the years of service with HEI and other participating companies (Hawaiian Electric and its subsidiaries). Credited service is also provided for limited unused sick leave and for the period a vested participant is on long-term disability. The normal form of benefit is a joint and 50% survivor annuity for married participants and a single life annuity for unmarried participants. Actuarially equivalent optional forms of benefit are also available. Participants who qualify to receive retirement benefits immediately upon termination of employment may also elect a single sum distribution of up to $100,000 with the remaining benefit payable as an annuity. Single sum distributions are not eligible for early retirement subsidies, and so may not be as valuable as an annuity at early retirement. Retirement benefits are increased by an amount equal to approximately 1.4% of the initial benefit every twelve months following retirement. The plan provides benefits at early retirement (prior to age 65), normal retirement (age 65), deferred retirement (over age 65) and death. Subsidized early retirement benefits are available for participants who meet certain age and service requirements at ages 50-64. The accrued normal retirement benefit is reduced by an applicable percentage, which ranges from 30% for early retirement at age 50 with at least 15 years of service to 1% at age 59. Accrued benefits are not reduced for eligible employees who retire at age 60 and above. The early retirement subsidies are not available to employees who terminate employment with vested benefits but prior to satisfying the age and service requirements for the early retirement subsidies.

HEI and Hawaiian Electric management employees who commenced employment on or after May 1, 2011, including Messrs. Hazelton and Oshima, receive reduced benefits under the HEI Retirement Plan (e.g., reduced benefit formula, more stringent requirements for subsidized early retirement benefits, reduced early retirement subsidies and no post-retirement cost-of-living adjustment). Normal retirement benefits for these employees are calculated based on a formula of 1.5% × Credited Service × Final Average Compensation (average monthly base salary for highest thirty-six consecutive months out of the last ten years). These employees are eligible for a limited match under the HEI Retirement Savings Plan (50% match on the first 6% of compensation deferred).

Ms. Lau and Mr. Oshima are vested in retirement benefits under the HEI Retirement Plan.

[2] Ms. Lau is a participant in the ASB Retirement Plan. She is currently eligible to retire with full retirement benefits (limited to her years of credited service) under the plan. No other named executive officer is a participant in the plan or entitled to benefits under the plan. At the time of Ms. Lau's promotion to HEI President and CEO on May 2, 2006, her credited service under the plan was frozen and she resumed participation in the HEI Retirement Plan. Future benefit accruals for all participants under the ASB Retirement Plan were frozen effective December 31, 2007. As a result, credited service and compensation after December 31, 2007 are not recognized in calculating retirement benefits under the plan. Normal retirement benefits under the frozen plan are calculated based on a formula of 1.5% × Credited Service to December 31, 2007 (maximum 35 years) × Final Average Compensation at December 31, 2007 (averaged over the highest paying five consecutive calendar years out of the last ten calendar years prior to 2008). Compensation is primarily gross earnings but excludes commissions, stock options and other equity compensation, LTIP payments, deferrals to and distributions from the ASB Select Deferred Compensation Plan and other "fringe benefits" as defined in the plan. Early retirement benefits are available for participants who retire after attaining age 55 with a minimum of ten years of service. Beginning at age 60 the benefits are subsidized. The accrued normal retirement benefit is reduced by an applicable percentage which ranges from 59.8% for early retirement at age 55 to 2% at age 64. The early retirement subsidies are not available to employees who terminate employment with vested benefits but prior to satisfying the age and service requirements for the early retirement subsidies.

[3] Ms. Lau is a participant in the HEI Supplemental Executive Retirement Plan, which was frozen effective December 31, 2008. She is currently eligible to retire with full retirement benefits (limited to benefits accrued before 2009) under the plan. No other named executive officer is a participant in the plan or entitled to benefits under the plan. Benefits under the plan are determined based on a formula of 2.04% × Credited Service to December 31, 2008 (maximum 60%) × Final Average Compensation at December 31, 2008 (average monthly base salary plus annual incentive awards for the three highest calendar years out of the last sixty months prior to 2009). Credited service is based on actual years of service through December 31, 2008 with any HEI-affiliated company, including ASB and Hawaiian Electric and its subsidiaries. Although Ms. Lau has more than 30 years of actual service with HEI-affiliated companies, she receives only 24.3 years of credited service for purposes of the HEI Supplemental Executive Retirement Plan. Benefits under the plan are reduced by benefits accrued as of December 31, 2008 under the HEI Retirement Plan, ASB Retirement Plan and social security. Early retirement and death benefits similar to those available under the HEI Retirement Plan are available under the plan. Distributions will be delayed for a 6-month period to the extent necessary to comply with Internal Revenue Code Section 409A.

[4] As of December 31, 2018, all of the named executive officers, except for Mr. Wacker, were participants in the HEI Excess Pay Plan. Ms. Lau and Mr. Oshima are vested in retirement benefits under such plan. Benefits under the HEI Excess Pay Plan are determined using the same formula as the HEI Retirement Plan, but are not subject to the Internal Revenue Code limits on the amount of annual compensation that can be used for calculating benefits under qualified retirement plans ($275,000 in 2018 as indexed for inflation) and on the amount of annual benefits that can be paid from qualified retirement plans (the lesser of $220,000 in 2018 as indexed for inflation, or the participant's highest average compensation over three consecutive calendar years). Benefits payable under the HEI Excess Pay Plan are reduced by the benefit payable from the HEI Retirement Plan. Early retirement, death benefits and vesting provisions are similar to the HEI Retirement Plan.

[5] Ms. Lau is covered by the Executive Death Benefit Plan of HEI and Participating Subsidiaries. The plan was amended effective September 9, 2009 to close participation to new participants and freeze the benefit for existing participants. Under the amendment, death benefits will be paid based on salaries as of September 9, 2009. The plan provides death benefits equal to two times the executive's base salary as of September 9, 2009 if the executive dies while actively employed or, if disabled, dies prior to age 65, and one times the executive's base salary as of September 9, 2009 if the executive dies following retirement. The amounts shown in the table above assume death following retirement. Death benefits are grossed up by the amount necessary to pay income taxes on the grossed up benefit amount as an equivalent to the tax exclusion for death benefits paid from a life insurance policy. Messrs. Hazelton, Oshima and Wacker were not employed by the companies at the time the plan was frozen and therefore are not entitled to any benefits under the plan.

[6] The present value of accumulated benefits for the named executive officers included in the 2018 Pension Benefits table was determined based on the following:

Methodology: The present values are calculated as of December 31, 2018 based on the credited service and pay of the named executive officer as of such date (or the date of benefit freeze, if earlier).

Assumptions:

[a.] Discount Rate — The discount rate is the interest rate used to discount future benefit payments in order to reflect the time value of money. The discount rates used in the present value calculations are 4.31% for retirement benefits and 4.34% for executive death benefits as of December 31, 2018.

[b.] Mortality Table — The RP-2018 Mortality Table (separate male and female rates) with generational projection using scale MP-2018 is used to discount future pension benefit payments in order to reflect the probability of survival to any given future date. For the calculation of the executive death benefit present values, the mortality table rates are multiplied by the death benefit to capture the death benefit payments assumed to occur at all future dates. Mortality is applied post-retirement only.

[c.] Retirement Age — A named executive officer included in the table is assumed to remain in active employment until, and assumed to retire at, the later of (a) the earliest age when unreduced pension benefits would be payable or (b) attained age as of December 31, 2018.

[d.] Pre-Retirement Decrements — Pre-retirement decrements refer to events that could occur between the measurement date and the retirement age (such as withdrawal, early retirement and death) that would impact the present value of benefits. No pre-retirement decrements are assumed in the calculation of pension benefit table present values. Pre-retirement decrements are assumed for financial statement purposes.

[e.] Unused Sick Leave — Each named executive officer who participates in the HEI Retirement Plan is assumed to have accumulated 1,160 unused sick leave hours at retirement age.

[7] Mr. Wacker is not eligible to participate in any of the plans in the above 2018 Pension Benefits table because such plans either (i) are not open to employees of ASB or (ii) were frozen to new participants before Mr. Wacker joined ASB.

2018 Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings/(Losses) in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Constance H. Lau[1]	—	—	(34,767)	—	464,913
Gregory C. Hazelton	—	—	—	—	—
Alan M. Oshima[2]	—	—	(89,141)	—	683,690
Richard F. Wacker[3]	—	15,585	(12,195)	—	95,801

1 *While employed by ASB, Ms. Lau was eligible to defer compensation under the ASB Select Deferred Compensation Plan, a contributory nonqualified deferred compensation plan. She elected to defer $100,000 each year from bonuses awarded to her in 2004 and 2005. These amounts are reflected in the "Aggregate Balance at Last FYE" column of the table above and were previously reported as compensation to Ms. Lau in the 2004 and 2005 Summary Compensation Tables in the proxy statements for such years. Since 2008 she no longer earns any compensation from ASB that could be deferred to the plan. The ASB Deferred Compensation Plan allows select ASB employees to defer up to 100% of current salary, bonus and commissions. Pursuant to a 2009 amendment, the plan provides for employer matching contributions and profit sharing contributions for plan years beginning January 1, 2010. These matching and profit sharing contributions take into account compensation which is excluded from consideration under the ASB 401(k) Plan, including on account of being contributed to the ASB Deferred Compensation Plan or being in excess of limits on eligible compensation imposed by the Internal Revenue Code. The deferred amounts are credited with gains/losses of deemed investments chosen by the participant from a designated list of publicly traded mutual funds and other investment offerings. Earnings are not above-market or preferential and therefore are not included in the 2018 Summary Compensation Table above. Under the plan, a participant may receive an interim distribution while employed, but no earlier than the first day of the fourth plan year following the effective date of the initial election to defer. A participant may also request a withdrawal of a portion of his or her account to satisfy an unforeseeable emergency. The distribution of accounts from the plan is triggered by disability, death or separation from service (including retirement) and will be delayed for a 6-month period to the extent necessary to comply with Internal Revenue Code Section 409A. A participant may elect to receive such distributions in a lump sum or in substantially equal payments spread over a period not to exceed 15 years.*

2 *Represents salary and incentive compensation deferrals under the HEI Deferred Compensation Plan, a contributory nonqualified deferred compensation plan implemented in 2011. The plan allows certain HEI and Hawaiian Electric executives to defer up to 100% of annual base salary in excess of the compensation limit set forth in Internal Revenue Code Section 401(a)(17) ($275,000 in 2018, as indexed for inflation) and up to 80% of any incentive compensation paid in cash. In 2018, there were no matching or other employer contributions under the plan. The deferred amounts are credited with gains/losses of deemed investments chosen by the participant from a designated list of publicly traded mutual funds and other investment offerings. Earnings are not above-market or preferential and therefore are not included in the 2018 Summary Compensation Table above. The distribution of accounts from the plan is triggered by disability, death or separation from service (including retirement) and will be delayed for a 6-month period to the extent necessary to comply with Internal Revenue Code Section 409A. A participant may elect to receive distributions triggered by separation from service in a lump sum or in substantially equal payments spread over a period not to exceed 15 years. Lump sum benefits are payable in the event of disability or death.*

3 *Mr. Wacker has not deferred any amounts under the ASB Deferred Compensation Plan. In 2018 he received a profit sharing contribution to his account under such plan for the portion of his profit sharing contribution that could not be made to his ASB 401(k) Plan account due to Internal Revenue Code limits on eligible compensation for 401(k) plans. The amount of such profit sharing contribution is included in the "All Other Compensation" column of the 2018 Summary Compensation Table for the year 2017.*

4 *Amounts in this column include contributions reported in the Summary Compensation Table for each year in which each executive listed above was a named executive officer.*

Potential Payments Upon Termination or Change in Control

The table below shows the potential payments to each named executive officer in the event of retirement, death or disability, voluntary termination, termination for cause, termination without cause and termination after change in control, assuming termination occurred on December 31, 2018. The amounts listed below are estimates; actual amounts to be paid would depend on the actual date of termination and circumstances existing at that time.

2018 TERMINATION/CHANGE-IN-CONTROL PAYMENT TABLE

Name/ Benefit Plan or Program	Retirement on 12/31/18 ($)[1]	Termination due to death or disability on 12/31/18 ($)[2]	Voluntary termination, termination for and without cause on 12/31/18 ($)[3]	Termination after change in control on 12/31/18 ($)[4]
Constance H. Lau				
Executive Incentive Compensation Plan[5]	—	—	—	—
Long-Term Incentive Plan[6]	1,666,429	1,666,429	—	—
Restricted Stock Units[7]	774,165	774,165	—	—
Change-in-Control Agreement[4]	—	—	—	9,985,027
TOTAL	2,440,594	2,440,594	—	9,985,027
Gregory C. Hazelton				
Executive Incentive Compensation Plan[5]	—	—	—	—
Long-Term Incentive Plan[6]	—	433,911	—	—
Restricted Stock Units[7]	—	353,827	—	—
Change-in-Control Agreement[4]	—	—	—	2,280,865
TOTAL	—	787,738	—	2,280,865
*Alan M. Oshima**				
Executive Incentive Compensation Plan[5]	—	—	—	—
Long-Term Incentive Plan[6]	729,654	729,654	—	1,457,261
Restricted Stock Units[7]	449,875	449,875	—	1,220,581
TOTAL	1,179,529	1,179,529	—	2,677,842
Richard F. Wacker				
Executive Incentive Compensation Plan[5]	—	—	—	—
Long-Term Incentive Plan[6]	780,592	780,592	—	—
Restricted Stock Units[7]	152,648	152,648	—	—
Change-in-Control Agreement[4]	—	—	—	4,495,957
TOTAL	933,240	933,240	—	4,495,957

* Mr. Oshima did not have a change-in-control agreement as of December 31, 2018.

Note: All stock-based award amounts were valued using the 2018 year-end closing price of HEI Common Stock on the NYSE of $36.62 per share on December 31, 2018. Other benefits that are available to all salaried employees on a nondiscriminatory basis and perquisites aggregating less than $10,000 in value have not been listed.

[1] *Retirement payments & benefits.* Only Mr. Hazelton was not eligible for retirement as of December 31, 2018 and accordingly no amounts are shown in this column for him. In addition to the amounts shown in this column, retired executives are entitled to receive their vested retirement plan and deferred compensation benefits under all termination scenarios. See the 2018 Pension Benefits and 2018 Nonqualified Deferred Compensation tables above.

[2] *Termination due to death or disability payments & benefits.* All named executive officers were eligible for death or disability payments & benefits as of December 31, 2018.

[3] *Voluntary termination payments & benefits.* If the executive voluntarily terminates employment, he or she could lose any annual or long-term incentives based upon the Compensation Committee's right to amend, suspend or terminate any incentive award or any portion of it at any time. Voluntary termination results in the forfeiture of unvested RSUs and participation in incentive plans. The executive's entitlement to rights under his or her change-in-control agreement would also end.

Termination for cause payments & benefits. If the executive is terminated for cause, he or she could lose any annual or long-term incentives based upon the Compensation Committee's right to amend, suspend or terminate any incentive award or any portion of it at any time. "Cause" generally means a violation of the HEI Corporate Code of Conduct or, for purposes of awards under the 2010 Equity and Incentive Plan, as amended (EIP), has the meaning set forth in such plan. Termination for cause results in the forfeiture of all unvested RSUs and participation in incentive plans. The executive's entitlement to rights under his or her change-in-control agreement would also end.

Termination without cause payments & benefits. If the executive is terminated without cause, he or she could lose any annual or long-term incentives based upon the Compensation Committee's right to amend, suspend or terminate any incentive award or any portion of it at any time.

Termination without cause results in the forfeiture of unvested RSUs. As discussed in footnote 4 below, different benefits would be payable to the named executive officers if their termination without cause were to follow a change in control under the terms of their change-in-control agreements.

4   *Termination after change-in-control payments & benefits. Ms. Lau and Messrs. Hazelton and Wacker had change-in-control agreements as of December 31, 2018.*

"Change in control" generally means a change in ownership of HEI, a substantial change in the voting power of HEI's securities or a change in the majority of the composition of the Board following the consummation of a merger, tender offer or similar transaction. Mr. Wacker's change-in-control agreement defines "change in control" to also mean a sale of (or equivalent transaction involving) ASB. The change-in-control agreements are double trigger, which means that they provide for cash severance and other benefits only upon a qualifying termination of the executives' employment following a change in control. Ms. Lau has a lump sum severance multiplier of three times and Messrs. Hazelton and Wacker have a lump sum severance multiplier of two times, in each case applied to the sum of the executive's base salary and annual incentive compensation (determined to be the greater of the current target or the largest actual annual incentive compensation during the preceding three years).

In addition, under the change-in-control agreements executives would receive continued life, disability, dental, accident and health insurance benefits for the severance period (i.e., the number of years equal to the applicable severance multiplier). Executives would receive a lump sum payment equal to the present value of the additional benefit the executives would have earned under their respective retirement and savings plans during the severance period. Executives would also receive the greater of current target or actual projected EICP and cash-based LTIP compensation, pro-rated if termination occurs during the first half of the applicable performance period and the full value if termination occurs in the second half of the applicable performance period. For RSUs not granted under the LTIP, in the event of a change in control as defined by the EIP, either (i) the surviving or acquiring entity will assume all outstanding RSUs not granted under LTIP or will substitute similar awards and such awards would vest in full upon a termination within 24 months following the change in control without cause or by the participant with good reason, as each term is defined by the EIP or (ii) to the extent the surviving entity refuses to assume or substitute such awards, such awards shall become fully vested. For the named executive officers who are eligible to participate in the HEI Retirement Plan, additional age and service credit is received for the severance period for purposes of determining retiree welfare benefit eligibility. Executives would receive outplacement services, capped at 15% of annual base salary. Payment would generally be delayed for six months following termination of employment to the extent required to avoid an additional tax under Section 409A of the Internal Revenue Code. Interest would accrue during any six-month delay period at the prevailing six-month certificate of deposit rate and payments would be set aside during that period in a grantor (rabbi) trust. There are no tax gross ups provided for in the agreements and, as provided in the change-in-control agreements, the total severance amount shown is limited to the maximum amount deductible under Section 280G of the Internal Revenue Code with respect to each named executive officer. Payment of the foregoing benefits is subject to a release of claims by the applicable named executive officer.

5   *Executive Incentive Compensation Plan (EICP). Excludes amounts payable under the 2018 EICP because those amounts would have vested without regard to termination because the applicable performance period ended on December 31, 2018. Upon death, disability or retirement, executives continue to participate in the EICP on a pro-rata basis if the executive has met applicable minimum service requirements, with a lump sum payment to be made by the Company if the applicable performance goals are achieved. The plan documents provide that in the event of a change in control as defined by the EIP, the EICP award would be immediately paid out in cash at target level, pro-rated for completed months of service in the performance period. For the remaining unvested portion of the award, if there is no termination following a change in control, the EIP provides that: (i) the surviving entity or acquiring entity will assume all awards outstanding under the EICP or will substitute similar awards and such awards would vest in full upon a termination within 24 months following the change in control without cause or by the participant with good reason, as each term is defined by the EIP or (ii) to the extent the surviving entity refuses to assume or substitute such awards, such awards shall become fully vested (with all performance goals deemed achieved at 100% of target levels). Annual incentive compensation payments for Ms. Lau and Messrs. Hazelton and Wacker in the event of a change in control are further described in footnote 4 above.*

6   *Long-Term Incentive Plan (LTIP). Excludes amounts payable under the 2016-18 LTIP because those amounts would have vested without regard to termination because the applicable performance period ended on December 31, 2018. Upon death, disability or retirement, executives continue to participate in each ongoing LTIP cycle on a pro-rata basis if the executive has met applicable minimum service requirements, with a lump sum payment to be made by the Company if performance goals are achieved. The amounts shown are at target for all applicable plan years (except for Mr. Wacker's 2017-19 LTIP which is between target and maximum), pro-rated based upon service through December 31, 2018; actual payouts will depend upon performance achieved at the end of the plan cycle. The plan documents provide that, in the event of a change in control as defined by the EIP, the LTIP award would be immediately paid out in cash at target level, pro-rated for completed months of service in the performance period. For the remaining unvested portion of the award, if there is no termination following a change in control, the EIP provides that: (i) the surviving entity or acquiring entity will assume all awards outstanding under the LTIP or will substitute similar awards and such awards would vest in full upon a termination within 24 months following the change in control without cause or by the participant with good reason, as each term is defined by the EIP or (ii) to the extent the surviving entity refuses to assume or substitute such awards, such awards shall become fully vested (with all performance goals deemed achieved at 100% of target levels). Long-term incentive compensation payments for Ms. Lau and Messrs. Hazelton and Wacker in the event of a change in control are further described in footnote 4 above and quantified as part of the Change-in-Control Agreement payment in the table above.*

7   *Restricted Stock Units (RSUs) not granted under LTIP. Termination for or without cause results in the forfeiture of unvested RSUs not granted under the LTIP. Termination due to death, disability or retirement results in pro-rata vesting of RSUs not granted under the LTIP. The EIP provides that in the event of a change in control as defined by the EIP, either (i) the surviving or acquiring entity will assume all outstanding RSUs not granted under LTIP or will substitute similar awards and such awards would vest in full upon a termination within 24 months following the change in control without cause or by the participant with good reason, as each term is defined by the EIP or (ii) to the extent the surviving entity refuses to assume or substitute such awards, such awards shall become fully vested. The vesting of RSUs in the event of a qualifying termination of employment for Ms. Lau and Messrs. Hazelton and Wacker following a change in control is further described in footnote 4 above and quantified as part of the Change-in-Control Agreement payment in the table above.*

CEO Pay Ratio

As required by SEC rules, we are disclosing the ratio of our median employee's annual total compensation to the annual total compensation of our CEO.

In accordance with Item 402(u) of Regulation S-K, we are using the same median employee we used to calculate our 2017 CEO pay ratio because there have been no changes in our employee population or employee compensation arrangements that we believe would significantly affect our pay ratio disclosure. We identified our median employee by evaluating 2016 Form W-2s for all individuals, excluding our CEO, who were employed by us on October 1, 2017. We included all employees, whether employed on a full-time, part-time, or seasonal basis and assumed no compensation earned in 2016 for employees hired in 2017. We believe that the use of Form W-2

compensation for all employees is an appropriate compensation measure for this purpose because it reasonably reflects annual compensation for our employees.

We calculated annual total compensation for such employee using the same methodology we use for our CEO as set forth in the 2018 Summary Compensation Table above. The SEC rules allow for varying methodologies for companies to identify their median employee. Other companies may have different employment and compensation practices and may utilize different methodologies, estimates and assumptions in calculating their own pay ratios. Therefore, the pay ratios reported by other companies are unlikely to be relevant for purposes of comparison to our pay ratio.

CEO to Median Employee Pay Ratio

	President & CEO	Median Employee
Salary	$ 921,800	$ 91,216
Stock Awards	2,201,594	—
Nonequity Incentive Plan Compensation	2,602,037	—
Change in Pension Value[1]	—	—
TOTAL	$ 5,725,431	$ 91,216
CEO Pay to Median Employee Pay Ratio	**63:1**	

[1] *These amounts are attributable to a change in the value of each individual's defined benefit pension account balance and do not represent earned or paid compensation. Despite the fact that these amounts are not paid, they are required to be taken into account for purposes of calculating total annual compensation for SEC reporting purposes. Pension values fluctuate over time — they can rise or fall year-to-year and are dependent on many variables including market conditions, years of service, earnings, and actuarial assumptions such as discount rates. In accordance with SEC rules, the negative change in value for Ms. Lau is shown as no change in the table above.*

The following table shows our CEO's total compensation amount for 2018 (including change in pension value) without including the 2016-18 "cash" LTIP payout and only including the 2018-20 "equity "LTIP award and the resulting pay ratio using such adjusted CEO pay.

	President & CEO	Median Employee
TOTAL without 2016-2018 "cash" LTIP	$ 4,022,933	$ 91,216
CEO Pay (adjusted) to Median Employee Pay Ratio	44:1	

Due to the NextEra Energy merger that was pending at the time the 2015-17 and 2016-18 long-term incentive plans (LTIPs) were established, these two LTIPs were denominated in cash rather than in stock. This is because the Compensation Committee had determined that while the merger was pending, HEI's stock price might be affected at least in part by merger considerations that were unrelated to HEI's true operating performance and that, as a result, the compensatory goals of the LTIP would be better served without such merger impact. Following the termination of the HEI/NextEra Energy merger in July 2016, HEI returned to exclusively equity-based LTIPs in 2017, which impacts the comparative compensation amounts disclosed in the 2018 Summary Compensation Table. Although our LTIP programs and practices have not

changed (i.e., one 3-year LTIP is granted each year), due to the disclosure timing differences between cash-based and equity-based LTIPs, the reported compensation amounts in the Summary Compensation Table for 2018 and 2017 are notably higher than, and not comparable to, the reported amounts for 2016 as they contain two LTIPs because of the disclosure differences, and are not reflective of the target compensation provided to our NEOs for 2018 and 2017. Due to SEC disclosure rules, the 2018 and 2017 compensation amounts in the SCT include both the 2016-18 LTIP and 2015-17 LTIP respective cash payouts and the 2018-20 and 2017-19 respective equity-based LTIP. By contrast, the 2016 compensation amounts in the SCT do not include any LTIP amounts. Please see page 50 under "Summary Compensation Table".

STOCK OWNERSHIP INFORMATION

Security ownership of certain beneficial owners

The table below shows the number of shares of HEI Common Stock beneficially owned as of February 14, 2019 (or such other date as indicated below) by (i) each person known by HEI to own beneficially more than five percent of the outstanding shares of HEI Common Stock, (ii) each director who is a current director or served as a director during any part of 2018 and each named executive officer (as listed in the 2018 Summary Compensation Table above) and (iii) all directors and executive officers as a group, based in part on information furnished by the respective shareholders. No HEI directors, executive officers or named executive officers own any shares of Preferred Stock of HEI's wholly owned subsidiary, Hawaiian Electric.

AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP OF HEI COMMON STOCK

Name of Individual or Group	Sole Voting or Investment Power[1]	Shared Voting or Investment Power[2]	Other Beneficial Ownership[3]	Restricted Stock Units[4]	Total	Percent of Class
BlackRock, Inc.[5]	9,839,684				9,839,648	9.00
The Vanguard Group, Inc.[6]	10,980,835	81,790			11,062,625	10.16
Nonemployee directors						
Richard J. Dahl	6,774				6,774	*
Thomas B. Fargo		23,006			23,006	*
Peggy Y. Fowler	1,447	34,785			36,232	*
Keith P. Russell	23,080				23,080	*
James K. Scott	58,304				58,304	*
Kelvin H. Taketa	40,402				40,402	*
Barry K. Taniguchi		40,117			40,117	*
Jeffrey N. Watanabe	43,031		5		43,036	*
Employee director and Named Executive Officer						
Constance H. Lau	586,871			4,470	591,341	*
Other Named Executive Officers						
Gregory C. Hazelton	8,996				8,996	*
Alan M. Oshima		55,637		2,824	58,461	*
Richard F. Wacker		98,858		883	99,741	*
All directors and executive officers as a group (11 persons)	768,905	252,403	5	8,177	1,029,490	*

[1] Includes the following shares held as of February 14, 2019 in the form of stock units in the HEI Common Stock fund pursuant to the HEI Retirement Savings Plan: approximately 115 shares for Ms. Lau and 115 shares for all directors and executive officers as a group. The value of a unit is measured by the closing price of HEI Common Stock on the measurement date.

[2] For individuals, includes (i) shares registered in name of the individual and spouse and/or (ii) shares registered in trust with the individual and spouse serving as co-trustees.

[3] Shares owned by spouse, children or other relatives sharing the home of the director or officer in which the director or officer disclaims beneficial interest.

[4] Includes the number of shares that the individuals named above had a right to acquire as of or within 60 days after February 14, 2019 pursuant to Restricted Stock Units and related dividend equivalent rights thereon, including shares which retirement eligible individuals have a right to acquire upon retirement. These shares are included for purposes of calculating the percentage ownership of each individual named above and all directors and executive officers as a group, but are not deemed to be outstanding as to any other person.

[5] Based solely on information provided in a Schedule 13G report filed on February 4, 2019 by BlackRock, Inc., 55 East 52nd Street, New York, NY 10055.

[6] Based solely on information provided in a Schedule 13G report filed on January 10, 2019 by The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355.

* As of February 14, 2019, the directors and executive officers of HEI as a group and each individual named above beneficially owned less than one percent of the record number of outstanding shares of HEI Common Stock as of that date and no shares were pledged as security.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires HEI's executive officers, directors and persons who own more than ten percent of a registered class of HEI's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (SEC). Such reporting persons are also required by SEC regulations to furnish HEI with copies of all Section 16(a) forms they file. Based solely on its review of such forms provided to it, HEI believes that each of the persons required to comply with the Section 16(a) reporting requirements with regard to HEI complied with such reporting requirements for 2018.

OTHER RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related person transaction policy

The Board has adopted a related person transaction policy that is included in HEI's Corporate Code of Conduct, which is available for review at www.hei.com/govdocs. The related person transaction policy is specific to transactions between the Company and related persons such as executive officers and directors, their immediate family members or entities with which they are affiliated in which the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest. Under the policy, the Board, acting through the Nominating and Corporate Governance Committee, may approve a related person transaction involving a director or an officer or other related person if the Board determines in advance that the transaction is not inconsistent with the best interests of HEI and its shareholders and is not in violation of HEI's Corporate Code of Conduct.

Family relationships between any HEI executive officer, director and nominee for director

There are no family relationships between any HEI executive officer, director or nominee for director.

Arrangements or understandings between any HEI executive, director or director nominee and another person pursuant to which such executive, director or director nominee was selected

There are no arrangements or understandings between any executive officer, director or director nominee of HEI and any other person pursuant to which such executive officer, director or director nominee was selected.

Related person transactions with HEI or its subsidiaries

ASB has made loans and extensions of credit to directors and executive officers, members of their immediate families and affiliated entities in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and which did not involve more than the normal risk of collectability or present other unfavorable features.

PROPOSAL NO. 3: APPROVAL OF EXTENSION OF THE TERM OF THE HAWAIIAN ELECTRIC INDUSTRIES, INC. 2011 NONEMPLOYEE DIRECTOR STOCK PLAN AND INCREASE IN THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE THEREUNDER

HEI's Compensation Committee and Board believe that the use of stock grants as a major part of the compensation to the nonemployee directors of HEI and its operating subsidiaries, whose oversight contributions are essential to the growth and success of HEI's business, best strengthens the commitment of these individuals to HEI and its subsidiaries, motivates such persons to faithfully and diligently perform their oversight responsibilities and attracts and retains competent and experienced persons whose efforts will contribute to the growth and success of HEI. To that end, on February 8, 2011, the Board approved the Hawaiian Electric Industries, Inc. 2011 Nonemployee Director Stock Plan (Plan), subject to the approval of HEI's shareholders, which was obtained in 2011. The purpose of the Plan is to motivate nonemployee directors of HEI and its operating subsidiaries to continue as directors, to align their interests with those of HEI's shareholders, and to increase their efforts to promote HEI's business.

On February 14, 2019, our Board of Directors, upon the recommendation of the Compensation Committee, approved, subject to shareholder approval at the Annual Meeting, an amendment of the Plan that extends the term of the Plan to February 14, 2029, the tenth anniversary of the Board of Directors' approval of the extension of the Plan, and which also increases the authorized number of shares of Company stock that may be issued with respect to awards under the Plan from 300,000 shares to 600,000 shares, an increase of 300,000. As of December 31, 2018 there were 46,607 shares of HEI Common Stock reserved for issuance and unissued under the Plan.

The extension of the term of the Plan and the increase in the number of authorized shares of Company stock that may be issued with respect to awards under the Plan is being submitted to HEI's shareholders in order to ensure compliance with the New York Stock Exchange (NYSE) listing standards concerning shareholder approval of equity compensation plans. Under the NYSE listing standards, this Proposal No. 3 will be approved if a majority of the votes cast are in favor of such approval. Abstentions will be considered votes cast and will have the same effect as voting against the proposal. Broker nonvotes will have no effect on the outcome of the vote on the Plan.

✔ FOR
The Board recommends that you vote FOR approval of extension of the Term of the Hawaiian Electric Industries, Inc. 2011 Nonemployee Director Stock Plan and Increase in the Number of Shares Available for Issuance Thereunder.

How was the number of additional shares determined?

In determining the number of additional shares to authorize under the Plan, the Compensation Committee and the Board considered a number of factors, including the following:

- the number of shares remaining available for new awards under the Plan;

- the Company's average burn rate over the past three years, calculated as the number of aggregate equity compensation shares granted as a percent of common shares outstanding, which was 0.12% in 2016, 0.29% in 2017 and 0.30% in 2018; The Company's three-year average burn rate for this period is 0.24%, which is within competitive industry levels;

- the cost of the Plan at December 31, 2018, which was within standard market ranges;

- the Company's desire to have sufficient capacity under the Plan to continue to grant equity-based incentives at competitive industry levels;

- dilution that would result from the increase; and

- the number of outstanding equity-based awards relative to the Company's outstanding shares of common stock.

What are the purposes and terms of the Plan?

The following is a summary of the material terms of the Plan and is qualified in its entirety by the full text of the Plan, which as proposed to be amended is attached as Appendix A to this Proxy Statement.

Purposes. The purposes of the Plan are to:

- align the personal interests of nonemployee directors of HEI and its operating subsidiaries with the interests of HEI and its shareholders in enhancing shareholder value;

- provide nonemployee directors of HEI and its operating subsidiaries with incentives to maintain their status as directors and to improve HEI's performance by increasing the level of stock owned by nonemployee directors;

- encourage and assist nonemployee directors to meet HEI's share ownership guidelines; and

- provide an additional means of attracting and retaining nonemployee directors.

Administration of the Plan. The Plan is administered in the discretion of a committee which may be the Compensation Committee, a subcommittee of the Compensation Committee or such other committee as may be appointed as administrator from time to time by the Board.

Eligibility to Participate. The Plan provides benefits only to individuals who, on the applicable Grant Date (as described below), are nonemployee directors of HEI or nonemployee directors of HEI operating subsidiaries approved as participating companies by the Board (presently Hawaiian Electric Company and American Savings Bank). Eight HEI nonemployee directors, five American Savings Bank nonemployee directors (who are not also HEI directors) and four Hawaiian Electric Company nonemployee directors (who are not also HEI directors) are presently eligible to participate in the Plan.

Shares Reserved for Issuance under the Plan. The number of shares of HEI Common Stock originally reserved for issuance under the Plan was 300,000, subject to adjustment for certain changes in capitalization. As of the date hereof, 253,393 shares have been issued under the Plan, and accordingly 46,607 remain available for issuance. If this Proposal No. 3 is approved, the number of shares of HEI Common Stock available for issuance under the Plan would be increased by 300,000 shares. The shares to be issued under the Plan may, in whole or in part, be authorized but unissued shares of HEI Common Stock or shares that may be reacquired by HEI in the open markets in private transactions or otherwise. The closing price per share of HEI Common Stock on March 1, 2019 was $38.43.

Benefits Under the Plan. The Plan provides for the grant of shares of HEI Common Stock (Stock Payments) to eligible nonemployee directors annually on the Grant Date, which will be each June 30 (or on the next preceding business day if June 30 is not a business day) or, in the case of a person who is elected or appointed to serve as a new director after June 30, on the date that such person first becomes a director. The amount of HEI Common Stock to be issued to nonemployee directors under the Plan may be expressed either as a specified number of shares or as a specified dollar value. If the Stock Payment is expressed as a dollar value, then the number of shares to be issued on the Grant Date is determined by dividing the specified dollar value by the Fair Market Value (as defined in the Plan) of a share of HEI Common Stock on the Grant Date, with any resulting fractional share to be paid in cash.

Under current Plan provisions:

- The nonemployee directors of HEI are entitled to an annual Stock Payment valued at $100,000. No additional Stock Payment is payable to an HEI nonemployee director who also serves as a director of a subsidiary.

- Each nonemployee director of Hawaiian Electric Company and each nonemployee director of American Savings Bank who is not also a director of HEI is entitled to an annual Stock Payment valued at $55,000. Only one Stock Payment is payable to any such director even if he or she serves as a director of both Hawaiian Electric Company and American Savings Bank.

• New nonemployee directors receive a grant as of their service commencement date that is prorated for the portion of the year during which they serve.

The amount of the Stock Payment to which participating nonemployee directors may be entitled, and whether the Stock Payment is expressed as a dollar value or in number of shares, may be changed in the discretion of the committee, subject to Board approval and without shareholder approval, but may not be changed more than once between annual meetings of shareholders. As discussed in "Director Compensation — Components of Director Compensation" on page 23 above, the Compensation Committee recommended, and the Board approved, a maximum annual compensation limit of $600,000 for any nonemployee director. Participating nonemployee directors will recognize ordinary income equal to the value of the shares received and HEI (or its operating subsidiaries, as the case may be) will be entitled to a deduction for federal income tax purposes in the same amount.

Shareholder Rights. No participant in the Plan shall have any rights as an HEI shareholder with respect to any shares of HEI Common Stock except if and when such shares are issued. Recipients of Stock Payments shall have all the rights of a shareholder from and after the Grant Date with respect to the issued shares of HEI Common Stock granted. Once issued as a Stock Payment, the shares of HEI Common Stock thus granted are not subject to forfeiture.

Transferability of Rights. No participant in the Plan may assign the right to receive any Stock Payment or any other right or interest under the Plan, contingent or otherwise, or cause or permit any encumbrance, pledge or charge of any nature to be imposed on any such right to receive a Stock Payment. Each participant is responsible for complying with all applicable federal and state securities and other applicable laws relating to participation in the Plan or the shares received as a Stock Payment.

Amendment or Termination of the Plan. The Board in its discretion may amend, suspend or terminate the Plan at any time. However, no such amendment will, without approval of the shareholders of HEI, change the class of persons eligible to receive Stock Payments under the Plan (except for changing the subsidiaries whose nonemployee directors are eligible to participate in the Plan) or otherwise modify the requirements as to eligibility for participation in the Plan, or increase the total number of shares of HEI Common Stock which may be issued under the Plan (except for adjustment in the event of certain changes in capitalization). Moreover, no amendment, suspension or termination of the Plan will impair or adversely affect any right or obligation under any Stock Payment previously granted under the Plan. Notwithstanding the foregoing, the Board may, without further action by the shareholders of HEI, amend the Plan or modify the grants of stock under the Plan as described above under "Benefits Under the Plan" or in response to changes in securities or other laws, or rules, regulations or regulatory interpretations thereof, applicable to the Plan, or to comply with stock exchange rules or requirements.

Duration of the Plan. If the extension of the term of the Plan is approved by shareholders at the Annual Meeting, it will expire February 14, 2029, unless earlier terminated by the Board. If this Proposal No. 3 is not approved by shareholders, the Plan will continue in effect under its existing terms until April 30, 2021, unless earlier terminated by the Board.

New Plan Benefits

The number of shares to be received by nonemployee directors under the Plan cannot be determined since the ultimate value of grants under the Plan depends on several factors, including the market value of HEI Common Stock, whether awards are denominated in dollar value or number of shares, the number of directors and the boards on which they serve and the level of future grants under the Plan. The level of benefits currently provided under the Plan is described above under "Benefits Under the Plan." Pursuant to grants made in 2018, 38,821 shares were granted to nonemployee directors.

Equity Compensation Plan Information

Information as of December 31, 2018 about HEI Common Stock that may be issued under all of the Company's equity compensation plans was as follows:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[2]
Equity compensation plans approved by shareholders	555,172	$—	2,704,852
Equity compensation plans not approved by shareholders	—	—	—
Total	555,172	$—	2,704,852

[1] This column includes the number of shares of HEI Common Stock which may be issued under the Revised and Amended HEI 2010 Equity Incentive Plan (amended EIP) on account of awards outstanding as of December 31, 2018, including:

EIP	
142,100	Restricted stock units plus estimated compounded dividend equivalents (if applicable)*
413,072	Shares to be issued in February 2020 and 2021 under the 2017-2019 and 2018-2020 LTIPs, respectively, plus compounded dividend equivalents
555,172	

* Under the amended EIP as of December 31, 2018, RSUs count as one share against shares available for issuance less estimated shares withheld for taxes under net share settlement which again become available for the issuance of new shares on a one-to-one basis.

[2] This represents the number of shares available as of December 31, 2018 for future awards, including 2,658,245 shares available for future awards under the amended EIP and 46,607 shares available for future awards under the 2011 Nonemployee Director Plan.

✔ FOR

The Board recommends that you vote FOR approval of extension of the Term of the Hawaiian Electric Industries, Inc. 2011 Nonemployee Director Stock Plan and Increase in the Number of Shares Available for Issuance Thereunder.

AUDIT COMMITTEE REPORT

The Audit Committee is responsible for providing independent, objective oversight of HEI's accounting functions and internal controls. It operates and acts under a written charter, which was adopted and approved by the Audit Committee and the Board and is available for review at www.hei.com/govdocs. The Board has determined that the three directors currently serving on the Audit Committee (Messrs. Dahl, Russell and Taniguchi) meet the independence and other qualification requirements of the NYSE Listed Company Manual and applicable securities laws. Messrs. Dahl, Russell and Taniguchi have also been determined by the Board to be "audit committee financial experts" on the Audit Committee. In addition, the Audit Committee has authority to retain its own independent legal counsel and accounting advisers at HEI's expense.

The Audit Committee assists the Board with its financial and risk oversight responsibilities. Management has the primary responsibility for HEI's consolidated financial statements and reporting process, including the systems of internal control. The independent registered public accounting firm has the responsibility for expressing opinions on HEI's consolidated financial statements and on the Company's internal control over financial reporting based on its integrated audits.

Independence of registered public accounting firm and recommendation to include financial statements in Form 10-K

In connection with its responsibilities, the Audit Committee held five regular meetings and no special meetings in 2018 with management and Deloitte & Touche LLP (Deloitte). In its meetings with management and Deloitte, the Audit Committee's review and discussion included the audited consolidated financial statements, audit plan and quality/adequacy of internal controls. Discussions with Deloitte included the matters required by Auditing Standard No. 1301, "Communications with Audit Committees," such as the audit strategy and results of the audit.

Deloitte provided the Audit Committee with written disclosures and a letter regarding its independence from management as required by professional standards and other regulatory requirements, including applicable requirements of the Public Company Accounting Oversight Board. Based on its review of the disclosure statements and discussions with Deloitte, the Audit Committee satisfied itself as to the independence of the external auditor.

Based on its reviews and discussions with management and Deloitte described above and review of Deloitte's representations and disclosures, the Audit Committee recommended to the Board of Directors that HEI's audited consolidated financial statements be included in HEI's 2018 Form 10-K.

Audit Committee
Barry K. Taniguchi, Chairperson
Richard J. Dahl
Keith P. Russell

PROPOSAL NO. 4: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2019

At the 2019 Annual Meeting, the shareholders will be asked to ratify the appointment of Deloitte as HEI's independent registered public accounting firm for the year ending December 31, 2019, and thereafter until its successor is appointed. Representatives of Deloitte are expected to be present at the 2019 Annual Meeting and will have the opportunity to make statements if they desire to do so and to respond to appropriate questions.

Auditors' fees

The following table sets forth the fees paid or payable to Deloitte, the Company's independent registered public accounting firm for 2018 and 2017:

	2017		2018	
	Fees	%	Fees	%
Audit fees (principally consisted of fees associated with the audit of HEI, Hawaiian Electric, and ASB consolidated financial statements and internal control over financial reporting (Sarbanes-Oxley Act of 2002, Section 404), quarterly reviews, issuances of letters to underwriters, review of registration statements and issuance of consents)	$ 2,742,000	83	$ 2,405,000	61
Audit-related fees (primarily consisted of fees associated with the implementation of SAP, audit of internal control over transfer agent and registrar duties and agreed upon procedures in 2017 and 2018, statutory audits, Department of Energy compliance audits, and consultation on financial statement and reporting standards and pre-implementation assessment of controls in 2017 and 2018)	523,000	16	1,455,000	37
Tax fees (consisted of tax return review, tax accounting methods review, cost segregation study, and technical support)	20,000	1	108,907	2
	$ 3,285,000	100	$ 3,968,907	100

Pursuant to its charter, the Audit Committee preapproves all audit and permitted nonaudit services to be performed by the independent registered public accounting firm. The Audit Committee may delegate this responsibility to one or more of its members, provided that such member or members report any such preapprovals to the full Audit Committee at its next regularly scheduled meeting. All of the amounts set forth in the table above were preapproved. In addition, the Audit Committee reviewed the professional fees billed by Deloitte and determined that the provision of nonaudit services was compatible with the maintenance of the auditor's independence.

In the event the appointment of Deloitte is not ratified, the Audit Committee will reconsider its selection, but may decide to maintain the appointment of Deloitte. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of HEI's shareholders.

✔ FOR
Your Audit Committee and Board recommend that you vote FOR the ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for 2019.

PROXY STATEMENT

HEI is soliciting proxies for the 2019 Annual Meeting of Shareholders scheduled for Tuesday, May 7, 2019, at 10:00 a.m., Hawaii time, at the American Savings Bank Tower, 1001 Bishop Street, 8th floor, Room 805, Honolulu, Hawaii 96813. The mailing address of the principal executive offices of HEI is P.O. Box 730, Honolulu, Hawaii 96808-0730.

The approximate mailing date for this Proxy Statement, form of proxy and 2018 Annual Report to Shareholders is March 25, 2019. The 2018 Annual Report to Shareholders accompanying this Proxy Statement is not considered part of the proxy soliciting material.

ABOUT THE 2019 ANNUAL MEETING

Attendance

Attendance will be limited to:

- shareholders of record (i.e., shareholders who own shares registered in their own name on the books of HEI) on the record date;

- beneficial owners of HEI Common Stock having evidence of ownership as of the record date and entitlement to vote at the meeting;

- authorized representatives of absent shareholders; and

- invited guests of HEI management.

If you own shares of HEI Common Stock in the name of a bank, brokerage firm or other holder of record, you must show proof of ownership. This may be in the form of a letter from the holder of record or a recent statement from the bank or broker showing ownership of HEI Common Stock.

If you are representing an entity that is a shareholder, you must also present documentation showing your authority to attend and act on behalf of the entity (such as a power of attorney, written proxy to vote, or letter of authorization on the entity's letterhead). Only one authorized representative may attend per absent shareholder.

In order to be admitted to the 2019 Annual Meeting, you will need to present government-issued photo identification (such as a driver's license or passport) at registration.

To ensure that we can accommodate the greatest number of shareholders at our 2019 Annual Meeting, we reserve the right to limit the number of authorized representatives for any shareholder who may attend the meeting and to restrict the admission of guests or other attendees who are not shareholders.

No cameras, recording equipment, large bags or packages will be permitted in the 2019 Annual Meeting. The use of cell phones, smart phones, tablets and other personal communication devices during the 2019 Annual Meeting is strictly prohibited.

VOTING PROCEDURES

Electronic access to proxy materials

HEI provides shareholders the option to access its proxy materials via the Internet. In keeping with our efforts to conserve natural resources, this method of delivery reduces the amount of paper necessary to produce these materials and reduces the costs associated with the printing and mailing of these materials to shareholders. On March 25, 2019, a Notice of Internet Availability of Proxy Materials (Notice) will be mailed to certain shareholders and our proxy materials will be posted on the website referenced in the Notice (www.ViewMaterial.com/HEI). As more fully described in the Notice, shareholders may choose to access our proxy materials on the website referred to in the Notice or may request to receive a printed set of our proxy materials. The Notice and website will provide information regarding how to request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis.

If you currently receive HEI's proxy materials in printed form and would like to receive them electronically in the future, please so indicate on the enclosed proxy, if voting by mail, or by following the instructions provided when using the telephone or Internet voting options described below.

Eligibility to vote

Only persons who own shares of HEI Common Stock as of the close of business on March 1, 2019 (the proxy record date) are entitled to vote.

Shares outstanding and entitled to vote

On March 1, 2019, 108,936,902 shares of HEI Common Stock were outstanding. Each shareholder is entitled to one vote for each share held on the record date. The Bylaws of HEI do not provide for cumulative voting rights in the election of directors.

Quorum requirements

A quorum is needed to conduct business at the 2019 Annual Meeting. A majority of the shares of HEI Common Stock outstanding on March 1, 2019 and entitled to vote, and present in person or by proxy at the 2019 Annual Meeting, constitutes a quorum. Abstentions and broker nonvotes of uninstructed shares on routine matters (such as ratification of the appointment of the independent registered public accounting firm) will be counted in the number of shares present in person or by proxy for purposes of determining a quorum. A quorum established for one purpose will apply for all purposes at the 2019 Annual Meeting.

Voting shares held directly with the Company

Whether or not you plan to attend the Annual Meeting, please take the time to vote. You may vote via the Internet, by touchtone telephone or by mail before the Annual Meeting, or in person at the Annual Meeting.

The Internet and telephone procedures are designed to authenticate your vote and confirm that your voting instructions are followed. If you vote via the Internet or by telephone, follow the instructions on the Notice or voting instruction card you received by mail. If you vote by telephone, you will receive additional recorded instructions; and if you vote via the Internet, you will receive additional instructions at the Internet website.

You will need to have available the control number on your Notice or proxy card, as applicable.

1. BY INTERNET: You may vote on-line by following the instructions in the Notice or by accessing the Internet at *www.cesvote.com*. Instructions regarding how to record and confirm your vote will be available on the website.

2. BY TELEPHONE: You may vote by touchtone telephone by following the instructions in the Notice or by calling 1-888-693-8683. Once connected, you will be prompted to record and confirm your vote.

3. BY MAIL: Please mark your vote and sign, date and promptly return the proxy card in the postage-paid envelope provided. If you return the signed proxy card but do not mark the boxes showing how you wish to vote, your votes will be cast following the Board's recommendations on all proposals. If you wish to have someone other than the individuals listed on the enclosed proxy card vote your shares at the meeting, cross out all three names and insert the name of the person you designate as your proxy to vote your shares at the meeting.

4. IN PERSON: You or your proxy may vote your shares by attending the 2019 Annual Meeting and voting in person.

Voting shares held in street name (e.g., through a broker, trustee or other holder of record)

If your shares are held in "street name" (that is, through a broker, trustee or other holder of record), you will receive a voting instruction card or other information from your broker or other holder of record seeking instruction from you as to how your shares should be voted. *If you do not provide such instruction, your broker or nominee may vote your shares at its discretion on your behalf on routine matters, but not on nonroutine matters.* The ratification of the appointment of HEI's independent registered public accounting firm is considered a routine matter. The election of directors and the advisory vote on executive compensation, are considered nonroutine matters. **Please provide instructions to your broker on how to vote your shares on all four proposals to ensure that your shares will be voted on all proposals in accordance with your wishes.**

You may not vote shares held in "street name" at the 2019 Annual Meeting unless you obtain a legal proxy from your broker or holder of record.

Voting shares held in the HEI Dividend Reinvestment and Stock Purchase Plan, the HEI Retirement Savings Plan or the American Savings Bank 401(k) Plan

If you own shares held in the HEI Dividend Reinvestment and Stock Purchase Plan, the HEI Retirement Savings Plan (including shares previously received under the Tax Reduction Act Stock Ownership Plan or the HEI Stock Ownership Plan) or the American Savings Bank 401(k) Plan (ASB 401(k) Plan), you will receive instructions explaining how to direct your vote. Your shares will be voted according to your directions.

For the HEI Dividend Reinvestment and Stock Purchase Plan, all shares of stock for which no voting instructions are given will be voted as our Board recommends. For the HEI Retirement Savings Plan and the ASB 401(k) Plan, all shares of HEI Common Stock for which no voting instructions are given will be voted in the same proportion as the shares for which voting instructions were given.

Changing your vote

If you vote by any of the methods described above, you may revoke your proxy card or vote at any time before the 2019 Annual Meeting in one of three ways:

- submit a properly signed proxy card with a later date or vote again at a later time by telephone or Internet;

- notify the Corporate Secretary of HEI in writing; or

- vote in person at the 2019 Annual Meeting (if your shares are registered in your name on HEI's books or if your shares are held in "street name" and you have a legal proxy from your broker or other holder of record).

Vote requirements

If a quorum is present at the 2019 Annual Meeting, then:

- Directors will be elected by a plurality of the votes cast. Plurality means that the persons receiving the highest number of votes are elected. Your options are to vote either "FOR" or to "WITHHOLD" your vote for a nominee. Although the election of directors is considered a nonroutine matter, broker nonvotes (i.e., when your broker or other holder of record does not vote your shares on a nonroutine matter because you have not provided instructions regarding how to vote on that matter) will not affect the outcome of this matter if a quorum is present.

  In the event a director is elected under the plurality standard described above but does not receive the support of a majority of the votes cast, such director is required to submit his or her resignation to the Board for consideration. The Board would then analyze the shareholder concerns that drove the vote result and determine the most appropriate way to address those concerns, possibly by accepting the director's resignation.

- Since the vote on executive compensation is advisory only, no minimum number of votes cast is required for that item and the results will not be binding on the Board.

  However, the Board and its Compensation Committee value input from shareholders and will consider the vote outcome when making future compensation decisions. Brokers may not vote on this proposal without your instruction because the advisory vote on executive compensation is considered a nonroutine matter. For the proposal to adopt a resolution approving the compensation of HEI's named executive officers, your options are to vote "FOR," "AGAINST" or "ABSTAIN."

- The extension of the term of the Plan and the increase in the number of authorized shares of Company stock that may be issued with respect to awards under the Plan is being submitted to HEI's shareholders in order to ensure compliance with the New York Stock Exchange (NYSE) listing standards concerning shareholder approval of equity compensation plans. Under the NYSE listing standards, this Proposal No. 3 will be approved if a majority of the votes cast are in favor of such approval. Abstentions will be considered votes cast and will have the same effect as voting against the proposal. Broker nonvotes will have no effect on the outcome of the vote on the Plan. For this proposal, your options are to vote "FOR," "AGAINST" or "ABSTAIN."

- The appointment of HEI's independent registered public accounting firm will be ratified if more votes are cast in favor than against such ratification. Abstentions and broker nonvotes will not affect the outcome of this matter if a quorum is present. For this proposal, your options are to vote "FOR," "AGAINST" or "ABSTAIN."

Counting the votes and confidentiality

Corporate Election Services will act as tabulator for broker and bank proxies as well as for proxies of the other shareholders of record. Your identity and vote will not be disclosed to persons other than those acting as tabulators except:

- as required by law;

- to verify the validity of proxies and vote results in the case of a contested proxy solicitation; or

- when you write a comment on the proxy card.

Other matters to be decided at the 2019 Annual Meeting

HEI has no business to be presented at the 2019 Annual Meeting other than the items set forth in this Proxy Statement. If other business is properly brought before the 2019 Annual Meeting, or any adjournment or postponement thereof, the persons named on the enclosed proxy card will vote your stock in accordance with their best judgment, unless authority to do so is withheld by you in your proxy card.

Postponement or adjournment of Annual Meeting

If the 2019 Annual Meeting is postponed or adjourned, your proxy card will remain valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy card until it is voted at the 2019 Annual Meeting.

OTHER INFORMATION

Proxy solicitation and related cost

HEI will solicit proxies by mail, telephone or other means of communication and will bear the cost of such solicitation. We have engaged D.F. King & Co. to assist in the distribution of proxy materials and solicitation of proxies (including by telephone) from shareholders at a cost of $8,500 plus reasonable expenses. We will also reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial owners of our Common Stock.

Deadline for submitting a proposal to be included in the proxy statement for next year's Annual Meeting

Shareholders who want to have a proposal included in the proxy statement and form of proxy for the 2020 Annual Meeting of Shareholders (2020 Annual Meeting) must notify the Corporate Secretary in writing. The proposal must be received by November 25, 2019.

Bringing business matters before the 2020 Annual Meeting

Shareholders who wish to present business before the 2020 Annual Meeting must provide a written notice to the Corporate Secretary that is received no later than 90 days nor earlier than 120 days prior to the anniversary date of the preceding year's Annual Meeting of Shareholders.

To be timely for the 2020 Annual Meeting, notice must be received by the Corporate Secretary no later than February 7, 2020 and no earlier than January 8, 2020. The notice must include, as to each matter the shareholder proposes to bring before the 2020 Annual Meeting: (i) a brief description of the business desired to be brought before the 2020 Annual Meeting and the reasons for conducting such business at the 2020 Annual Meeting, (ii) the name and record address of the shareholder, (iii) the number of shares of HEI Common Stock owned by the shareholder, (iv) a description of all arrangements or understandings between the shareholder and any other person(s) (including their name(s)) in connection with the proposal of such business by the shareholder and any material interest of the shareholder in such business and (v) a representation that the shareholder intends to appear in person or by proxy at the 2020 Annual Meeting to bring such business before the meeting.

Recommend or propose persons as nominees to serve on the Board

Shareholders may recommend any person to serve on the Board by writing to the Nominating and Corporate Governance Committee in care of the Corporate Secretary, Hawaiian Electric Industries, Inc., P.O. Box 730, Honolulu, Hawaii 96808-0730. Recommendations must be received by November 25, 2019 for consideration by the Nominating and Corporate Governance Committee for the 2020 Annual Meeting. The recommendation must include (a) a resume and other relevant biographical information regarding the person's skills and qualifications to serve on the Board, (b) the nominee's consent to serve as a director and (c) the number of shares of HEI Common Stock owned by the shareholder.

Shareholders may propose persons as nominees to serve on the Board by providing a written notice to the Corporate Secretary that is received no later than February 7, 2020 and no earlier than January 8, 2020. The notice must include:

- as to each proposed nominee: (i) the name, age, business address and residence address of the person,

(ii) the principal occupation or employment of the person, (iii) the number of shares of HEI Common Stock that are owned by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder; and

▪ as to the shareholder: (i) the name and record address of the shareholder, (ii) the number of shares of HEI Common Stock that are owned by the shareholder, (iii) a description of all arrangements or understandings between the shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by the shareholder, (iv) a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the proposed nominee(s) and (v) any other information relating to the shareholder that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

A written consent of each proposed nominee to being a nominee and to serve as a director if elected must also accompany the notice.

"Householding" and provision of additional copies of proxy materials upon request

As permitted by rules of the Securities and Exchange Commission, HEI has adopted a procedure referred to as "householding," under which only one annual report to shareholders will be delivered to shareholders sharing the same address, unless contrary instructions are received. Householding reduces the volume of duplicate information received at your household, the cost to HEI of preparing and mailing duplicate materials and the environmental burden of excess paper usage. Certain shareholder accounts at a householded address will continue to receive separate proxy statements and proxy cards, and we will also deliver promptly upon your written or oral request a separate copy of the annual report, proxy statement or Notice of Internet Availability if you are a security holder at a shared address to which a single copy of the requested documents was delivered. Dividend payments and account statements are not affected. Householding will continue until you are notified otherwise or until you notify us that you wish to receive a separate annual report. You will be removed from the householding program within 30 days after receipt of your notice. If you wish to commence or discontinue householding of the annual report to shareholders, you may notify us by calling us at (808) 532-5841 or toll free at (866) 672-5841 between 7:30 a.m. and 3:30 p.m., Hawaii Standard Time. You may also write to us at the following address: Hawaiian Electric Industries, Inc. Shareholder Services, P.O. Box 730, Honolulu, Hawaii 96808-0730, or e-mail us at invest@hei.com.

If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

* * *

Please vote your proxy as soon as possible to ensure that your shares will be counted at the 2019 Annual Meeting.

Kurt K. Murao
Vice President — Legal & Administration and
Corporate Secretary

March 25, 2019

EXHIBIT A

Reconciliation of GAAP[1] to Non-GAAP Measures:

Reported Core Earnings and Other Financial Measures

HEI uses certain non-GAAP measures to evaluate the performance of HEI and its subsidiaries. Management believes these non-GAAP measures provide useful information and are a better indicator of HEI's core operating activities. Core earnings and other financial measures as presented here may not be comparable to similarly titled measures used by other companies. The accompanying tables provide a reconciliation of reported GAAP earnings to non-GAAP core earnings and the adjusted return on average common equity (ROACE) for HEI consolidated.

The reconciling adjustment from GAAP earnings to core earnings for 2016 includes the merger termination fee received from the termination of the previously proposed merger between HEI and NextEra Energy and spin-off of ASB Hawaii, Inc. (ASB Hawaii) and merger- and spin-off-related expenses (net of reimbursements), including expenses related to Hawaiian Electric's terminated liquefied natural gas (LNG) contract, which required PUC approval of the merger, and all merger- and spin-off-related tax impacts. The 2017 reconciling adjustments from GAAP earnings to core earnings exclude the impact of the federal tax reform act due to the adjustment of the deferred tax balances and the $1,000 employee bonuses paid by the bank related to federal tax reform. Management does not consider these items to be representative of the company's fundamental core earnings.

Hawaiian Electric Industries, Inc. and Subsidiaries (HEI)
Unaudited
($ in millions, except per share amounts)

	2018	2017	2016
HEI CONSOLIDATED NET INCOME			
GAAP (as reported)	$201.8	$165.3	$248.3
Excluding special items (after-tax):			
Income related to terminated merger with NextEra Energy and cancelled spin-off of ASB Hawaii, Inc.	—	—	(60.3)
Costs related to the terminated LNG contract[2]	—	—	2.1
Bonus related to enactment of federal tax reform[3]	—	0.7	—
Federal tax reform impacts[4]	—	13.4	—
Non-GAAP (core) net income	$201.8	$179.5	$ 190.1
HEI CONSOLIDATED DILUTED EARNINGS PER SHARE			
GAAP (as reported)	$ 1.85	$ 1.52	$ 2.29
Excluding special items (after-tax):			
Income related to terminated merger with NextEra Energy and cancelled spin-off of ASB Hawaii, Inc.	—	—	(0.56)
Costs related to the terminated LNG contract[2]	—	—	0.02
Bonus related to enactment of federal tax reform[3]	—	0.01	—
Federal tax reform impacts[4]	—	0.12	—
Non-GAAP (core) diluted earnings per share	$ 1.85	$ 1.65	$ 1.75
HEI CONSOLIDATED RETURN ON AVERAGE COMMON EQUITY (ROACE) (simple average)			
Based on GAAP	9.5%	7.9%	12.4%
Based on non-GAAP (core)[5]	9.5%	8.6%	9.5%

Note: Columns may not foot due to rounding

[1]   *Accounting principles generally accepted in the United States of America*

[2]   *The liquefied natural gas (LNG) contract was terminated as it was conditioned on the merger with NextEra Energy closing*

[3]   *Employee bonus paid by American Savings Bank related to enactment of federal tax reform*

[4]   *Reflects the lower rates enacted by federal tax reform, primarily the adjustments to reduce the unregulated deferred tax balances*

[5]   *Calculated as core net income divided by average GAAP common equity*

EXHIBIT B

Reconciliation of GAAP[1] to Non-GAAP Measures:

Incentive Compensation Adjustments

HEI reports its financial results in accordance with accounting principles generally accepted in the United States of America (GAAP). However, HEI's management may use certain non-GAAP measures to evaluate the performance of HEI and its subsidiaries for compensation purposes. Management believes these EICP and LTIP non-GAAP measures provide useful information and are a better indicator of management's performance regarding ongoing business operations for the purpose of measuring the level of achievement against the performance objectives underlying the EICP and LTIP programs established at the beginning of the measurement period. Adjusted earnings and other financial measures as presented below may not be comparable to similarly-titled measures used by other companies. The table below provides a reconciliation of GAAP earnings to non-GAAP EICP and LTIP measures for HEI and its subsidiaries.

Hawaiian Electric Industries, Inc. and Subsidiaries (HEI Consolidated)
Unaudited
($ in millions, except per share amounts)

	Years ended December 31			
	2018	**2017**	**2016**	**2015**
HEI CONSOLIDATED NET INCOME				
GAAP (as reported)	$ 201.8	$165.3	$248.3	$159.9
Excluding special items (after-tax) for EICP and LTIP purposes:				
Ongoing impacts relating to the termination of merger[2]	12.4			
Corporate campus transition costs	0.7			
Consulting fees	1.0			
Federal tax reform and related impacts[3]	(5.5)			
Non-GAAP (adjusted) net income for 2018 EICP purposes	210.4			
Excluding special items (after-tax) for LTIP purposes only:				
Federal tax reform and related impacts[3]	(5.7)	14.2	—	—
Rate adjustment mechanism reversion to lagged method[4]	—	13.9	—	—
(Income) expenses related to terminated merger with NextEra Energy and cancelled spin-off of ASB Hawaii, Inc.	—	—	(60.3)	15.8
Costs related to the terminated LNG contract	—	—	2.1	—
ASB pension defeasement	1.0	0.3	—	—
Non-GAAP (adjusted) net income for 2016-18 LTIP purposes	$205.7	$193.6	$ 190.1	$175.7
HEI CONSOLIDATED BASIC EARNINGS PER SHARE				
Based on GAAP	$ 1.85	$ 1.52	$ 2.30	$ 1.50
Based on non-GAAP (adjusted) for 2016-18 LTIP purposes	1.89	1.78	1.76	1.65
UTILITY NET INCOME				
GAAP (as reported)	$ 143.7	$120.0	$142.3	
Excluding special items (after-tax) for EICP and LTIP purposes:				
Ongoing impacts relating to the termination of merger[2]	12.4			
Federal tax reform and related impacts[3]	(4.7)	9.2		
Non-GAAP (adjusted) net income for 2018 EICP purposes	151.3			
Excluding special items (after-tax) for LTIP purposes only:				
Rate adjustment mechanism reversion to lagged method[4]	—	13.9	—	
Costs related to terminated merger with NextEra Energy	—	—	0.1	
Costs related to the terminated LNG contract	—	—	2.1	
Non-GAAP (adjusted) net income for 2016-18 LTIP purposes	$ 151.3	$143.0	$144.5	
UTILITY Return on Average Common Equity (%)				
Based on GAAP	7.6	6.6	8.1	
Based on non-GAAP (adjusted) for 2016-18 LTIP purposes[5]	7.9	7.8	8.2	
ASB NET INCOME				
GAAP (as reported)	$ 82.5	$ 67.0	$ 57.3	
Excluding special items (after-tax) for EICP and LTIP purposes				
Corporate campus transition costs	0.7			
Federal tax reform and related impacts[3]	(0.7)			
Non-GAAP (adjusted) net income for 2018 EICP purposes	82.5			
Excluding special items (after-tax) for LTIP purposes only:				
Federal tax reform and related impacts[3]	(10.5)	(1.0)	—	
Pension defeasement	1.0	0.3	—	
Non-GAAP (adjusted) net income for 2016-2018 LTIP purposes	$ 73.0	$ 66.3	$ 57.3	
ASB Return on Average Common Equity (%)				
Based on GAAP	13.3	11.3	10.1	
Based on non-GAAP (adjusted) for 2016-18 LTIP purposes[5]	11.9	11.2	10.1	
ASB EFFICIENCY RATIO (%)				
Based on GAAP	59.4			
Adjustment for pre-tax ASB items above	(1.1)			
Based on non-GAAP (adjusted) for 2016-18 LTIP purposes[6]	58.3			

Note: Columns may not foot due to rounding

[1] Accounting principles generally accepted in the United States of America

[2] Primarily reflects certain expenses related to the termination of the proposed merger with NextEra Energy, including the Hawaiian Electric's liquefied natural gas (LNG) project costs and adjustments to test year revenue requirements for customer benefit adjustments in the Hawaiian Electric and Maui Electric rate case decisions

[3] For 2017, primarily reflects the impacts of lower rates enacted by federal tax reform on the deferred tax balances. For 2018 EICP and LTIP purposes, reflects various tax adjustments for tax reform and related impacts

[4] Reflects reversion of the rate adjustment mechanism (RAM) to the lagged method of revenue recognition

[5] Calculated as non-GAAP adjusted net income divided by average adjusted GAAP common equity

[6] Calculated as non-GAAP adjusted noninterest expense divided by the sum of net interest income and noninterest income

HAWAIIAN ELECTRIC INDUSTRIES, INC.
2011 NONEMPLOYEE DIRECTOR STOCK PLAN
(As Amended Effective February 14, 2019)

1. Purposes of the Plan

The purposes of this Hawaiian Electric Industries, Inc. 2011 Nonemployee Director Stock Plan (the ''Plan'') are to advance the interests of Hawaiian Electric Industries, Inc. (the ''Company'') and its shareholders by aligning the personal interests of members of the Board of Directors of the Company and members of the boards of directors of its principal subsidiaries who are not employees with the interests of the Company and its shareholders. Accordingly, the Plan provides participating nonemployee directors with incentives to maintain their status as directors and improve the Company's performance by increasing the level of Common Stock of the Company owned by such nonemployee directors, thereby assisting them in meeting the Company's stock ownership guidelines, through the issuance of Common Stock under the Plan as part of their compensation.

Upon the effective date of the Plan, the Company's 1990 Nonemployee Director Stock Plan, as last amended and restated on May 6, 2008 (the ''Prior Plan''), shall terminate and no further shares of Common Stock of the Company shall thereafter be issued under the Prior Plan.

2. Definitions

When used herein, the following terms shall have the respective meanings set forth below:

(a) ''Annual Meeting of Shareholders'' means the annual meeting of shareholders of the Company at which directors of the Company are elected.

(b) ''Board'' means the Board of Directors of the Company.

(c) ''Committee'' means the Compensation Committee of the Board, or subcommittee thereof, or such other committee appointed from time to time by the Board to administer the Plan in accordance with Section 4(a) hereof, which Committee shall consist of two or more ''nonemployee directors'' as defined under Rule 16b-3(b)(3)(i) promulgated under the Securities Exchange Act of 1934).

(d) ''Common Stock'' means the common stock, without par value, of the Company.

(e) ''Company'' means Hawaiian Electric Industries, Inc., a Hawaii corporation, and any successor corporation.

(f) ''Employee'' means any officer or employee of the Company or any of its direct or indirect subsidiaries or affiliates (whether or not such subsidiary or affiliate participates in the Plan).

(g) ''Fair Market Value'' means, as of any given date: (i) the closing sale price of a share of Common Stock on such date on the national securities and exchange on which the Company's equity securities are principally listed or traded, or, if on such date no trade was conducted, the most recent preceding date on which there was such a trade; (ii) if the shares of Common Stock are then traded in an over-the-counter market, the average of the closing bid and asked prices for the shares of Common Stock in such over-the-counter market for the last preceding date on which there was a sale of such Common Stock in such market; or (iii) the fair market value of a share of Common Stock as otherwise determined by the Committee in the good faith exercise of its discretion.

(h) ''Grant Date'' shall be June 30 of each year except that (i) if June 30 falls on a day that is not a business day in Honolulu, Hawaii, then the Grant Date shall be the next preceding business day and (ii) the Grant Date for a person who first becomes a director after June 30 of a year and before the Annual Meeting of Shareholders in the next year shall be the date on which such person's service as a director commences. For the avoidance of doubt, clause (ii) does not apply to a person who serves as a director of the Company or a Participating Company but then also (or instead) is elected or appointed to serve in another director position.

(i) ''Nonemployee Company Director'' means any person who is elected or appointed to the Board of Directors of the Company and who is not an employee.

(j) ''Nonemployee Participating Company Director'' means any person who is elected or appointed to the Board of Directors of any one or more Participating Companies and who is not an Employee.

(k) "Participant" means any Nonemployee Company Director or Nonemployee Participating Company.

(l) "Participating Company" means any direct or indirect subsidiary or affiliate of the Company whose participation in the Plan has been approved by the Board.

(m) "Plan" means this 2011 Nonemployee Director Stock Plan, as it may be amended from time to time.

(n) "Stock Payment" means a grant under the Plan of shares of Common Stock to a Nonemployee Company Director or a Nonemployee Participating Company Director rather than cash as compensation for services rendered as a director of the Company or a Participating Company, as provided in Section 6 hereof.

3.   Shares of Common Stock Subject to the Plan

Subject to adjustment as provided in Section 8 below, a total of 346,607 shares of Common Stock shall be reserved and available for issuance pursuant to grants under the Plan on or after the date of the 2019 Annual Meeting of Shareholders, less one (1) share for every one (1) share, if any, granted under the Plan after December 31, 2018 and prior to the date of such Annual Meeting of Shareholders. The Common Stock to be issued under the Plan may, in whole or in part, be authorized but unissued shares of Common Stock of the Company or shares that may be reacquired by the Company in the open market, in private transactions or otherwise.

4.   Administration of the Plan

(a) The Plan will be administered by the Committee. The Company shall pay all costs of administration of the Plan.

(b) Subject to the express provisions of the Plan, the Committee has and may exercise such powers and authority of the Board as may be necessary or appropriate for the Committee to carry out its functions under the Plan. Without limiting the generality of the foregoing, the Committee shall have full power and authority (i) to determine all questions of fact that may arise under the Plan, (ii) to interpret the Plan and to make all other determinations necessary or advisable for the administration of the Plan, and (iii) to prescribe, amend, and rescind rules and regulations relating to the Plan, including, without limitation, any rules which the Committee determines are necessary or appropriate to ensure that the Company, each Participating Company and the Plan will be able to comply with all applicable provisions of any federal, state or local law, including securities laws and laws relating to the withholding of tax. All interpretations, determinations, and actions by the Committee will be final, conclusive, and binding upon all parties. Any action of the Committee with respect to the administration of the Plan shall be taken pursuant to a majority vote at a meeting of the Committee (at which members may participate by telephone) or by the unanimous written consent of its members.

(c) Neither the Company, nor any Participating Company, nor any representatives, employees or agents of the Company or any Participating Company, nor any member of the Board or the Committee or any designee thereof will be liable for any damages resulting from any action or determination made by the Board or the Committee with respect to the Plan or any transaction arising under the Plan or any omission in connection with the Plan in the absence of willful misconduct or gross negligence.

5.   Participation in the Plan

(a) All Nonemployee Company Directors and Nonemployee Participating Company Directors shall participate in the Plan, subject to the conditions and limitations of the Plan, so long as they shall be a nonemployee director of the Company or a Participating Company on the Grant Date.

(b) Nonemployee Company Directors and Nonemployee Participating Company Directors shall be eligible for Stock Payments pursuant to the terms of Section 6 of the Plan.

6.   Determination of Nonemployee Directors' Stock Payments

(a) Each Nonemployee Company Director and each Nonemployee Participating Company Director who serves in that capacity on the Grant Date shall receive, in addition to any annual retainer and other amounts that may be payable to such Nonemployee Company Director or Nonemployee Participating Company Director, a Stock Payment; provided, however, that no Participant shall be entitled to receive more than one Stock Payment even if he or she serves as a director of both the Company and a Participating Company or more than one Participating Company and provided, further, that the Stock Payment for a new director whose Grant Date is determined pursuant to

Section 2(h)(ii) shall be prorated based on a fraction in which the numerator is the number of days remaining between the date on which such Participant becomes a director and the date of the next Annual Meeting of Shareholders and the denominator is 365 days.

(b) Stock Payments may be designated in either dollar value or in a number of shares of Common Stock. The number of shares to be issued to each Participant as a Stock Payment if the Stock Payment is designated by dollar value shall be determined by dividing the Fair Market Value of the Common Stock on the applicable Grant Date into the applicable dollar value of the Stock Payment, provided that no fractional shares shall be issued (cash shall be paid in lieu thereof).

(c) For Nonemployee Company Directors and Nonemployee Participating Company Directors serving in that capacity on the Grant Date, the Stock Payment shall be designated in dollar value as follows: (i) for Nonemployee Company Directors, $100,000 and (ii) for Nonemployee Participating Company Directors, $55,000. For a Nonemployee Company Director who also serves as a Nonemployee Participating Company Director on the Grant Date, the applicable dollar value of the Stock Payment will be $100,000.

(d) The amount of the Stock Payment, and whether it is expressed as a dollar value or in number of shares, may be changed in the discretion and upon recommendation of the Committee and approval by the Board, but shall not be changed more than once between any two Annual Meetings of Shareholders.

(e) No Nonemployee Company Director or Nonemployee Participating Company Director shall be required to forfeit or otherwise return to the Company any shares of Common Stock issued to him or her as a Stock Payment pursuant to the Plan notwithstanding any change in status of such director which renders him or her ineligible to continue as a participant in the Plan after the Grant Date.

7.   Shareholder Rights

(a) Nonemployee Company Directors and Nonemployee Participating Company Directors shall not be deemed for any purpose to be or have rights as shareholders of the Company with respect to any shares of Common Stock except as and when such shares are issued and then in any event not earlier than the Grant Date. No adjustment shall be made for dividends or distributions or other rights for which the record date precedes the Grant Date.

(b) Subject to the provisions of Section 7(a) above, Nonemployee Company Directors and Nonemployee Participating Company Directors will have all rights of a shareholder with respect to Common Stock once issued as a Stock Payment on the Grant Date, including the right to vote the shares and receive all dividends and other distributions paid or made with respect thereto.

8.   Adjustment for Changes in Capitalization

If the outstanding shares of Common Stock of the Company are increased, decreased, or exchanged for a different number or kind of shares or other securities, or if additional shares or new or different shares or other securities are distributed with respect to such shares of Common Stock or other securities, through merger, consolidation, sale of all or substantially all of the property of the Company, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, combination of shares, rights offering, distribution of assets or other distribution with respect to such shares of Common Stock or other securities or other change in the corporate structure or shares of Common Stock, the maximum number of shares and/or the kind of shares that may be issued under the Plan may be appropriately adjusted by the Committee. Any determination by the Committee as to any such adjustment will be final, binding, and conclusive. The maximum number of shares issuable under the Plan as a result of any such adjustment shall be rounded up to the nearest whole share.

9.   Continuation of Director or Other Status

Nothing in the Plan or in any instrument executed pursuant to the Plan or any action taken pursuant to the Plan shall be construed as creating or constituting evidence of any agreement or understanding, express or implied, that the Company or any other Participating Company, as the case may be, will retain a Nonemployee Company Director or Nonemployee Participating Company Director as a director or in any other capacity for any period of time or at a particular retainer or other rate of compensation, as conferring upon any director any legal or other right to continue as a director or in any other capacity, or as limiting, interfering with or otherwise affecting any right of the Company or a Participating Company or their respective shareholders may have to terminate a director in his or her capacity as a director or otherwise at any time for any reason, with or without cause, and without regard to the effect that such termination might have upon him or her as a participant under the Plan.

10. Compliance with Government Regulations

Neither the Plan nor the Company shall be obligated to issue any shares of Common Stock pursuant to the Plan at any time unless and until all applicable requirements imposed by any federal and state securities and other laws, rules, and regulations, by any regulatory agencies or by any stock exchanges upon which the Common Stock may be listed have been fully met. As a condition precedent to any issuance of shares of Common Stock and delivery of notice of share ownership evidencing such shares pursuant to the Plan, the Board or the Committee may require a Nonemployee Company Director or Nonemployee Participating Company Director to take any such action and to make any such covenants, agreements and representations as the Board or the Committee, as the case may be, in its discretion deems necessary or advisable to ensure compliance with such requirements. The Company may elect, but shall in no event be obligated, to register the shares of Common Stock issuable under the Plan pursuant to the Securities Act of 1933, as now or hereafter amended, or to qualify or register such shares under any securities laws of any state upon their issuance under the Plan or at any time thereafter, or to take any other action in order to cause the issuance and delivery of such shares under the Plan or any subsequent offer, sale or other transfer of such shares to comply with any such law, regulation or requirement. Nonemployee Company Directors and Nonemployee Participating Company Directors are responsible for complying with all applicable federal and state securities and other laws, rules and regulations in connection with any offer, sale or other transfer by them of the shares of Common Stock issued under the Plan or any interest therein including, without limitation, compliance with the registration requirements of the Securities Act of 1933, as amended (unless an exemption therefrom is available), or with the provisions of Rule 144 promulgated thereunder, if available, or any successor provisions.

11. Nontransferability of Rights

No Nonemployee Company Director or Nonemployee Participating Company Director shall have the right to assign the right to receive any Stock Payment or any other right or interest under the Plan, contingent or otherwise, or to cause or permit any encumbrance, pledge or charge of any nature to be imposed on any such right to receive any Stock Payment (prior to the issuance of a stock certificate or notice of share ownership evidencing such Stock Payment, which the Company shall endeavor to cause to occur on the Grant Date or as soon as practicable thereafter).

12. Amendment and Termination of Plan

(a) The Board will have the power in its discretion, to amend, suspend or terminate the Plan at any time. No such amendment will, without approval of the shareholders of the Company:

(i) Change the class of persons eligible to receive Stock Payments under the Plan or otherwise modify the requirements as to eligibility for participation in the Plan; or

(ii) Increase the number of shares of Common Stock which may be issued under the Plan (except for adjustments as provided in Section 8 hereof).

(b) No amendment, suspension or termination of the Plan will, without the consent of the Nonemployee Company Director or Nonemployee Participating Company Director, alter, terminate, impair, or adversely affect any right or obligations under any Stock Payment previously granted under the Plan to such Participant, unless such amendment, suspension or termination is required by applicable law.

(c) Notwithstanding the foregoing, the Board may, without further action by the shareholders of the Company, amend the Plan or modify Stock Payments under the Plan (i) in response to changes in securities or other laws, or rules, regulations or regulatory interpretations thereof, applicable to the Plan, or (ii) to comply with stock exchange rules or requirements.

13. Governing Law

The laws of the State of Hawaii shall govern and control the interpretation and application of the terms of the Plan.

14. Effective Date and Duration of the Plan

The Plan was approved by the Board and became effective upon approval by the Shareholders of the Company at the 2011 Annual Meeting of Shareholders. Unless previously terminated by the Board, the Plan will terminate on February 14, 2029.



Hotel Street

Please be advised that parking in downtown Honolulu is very limited.

Bishop Square Parking

Parking entrance

Parking exit

Pauahi Tower

Bishop Street

Tamarind Park

American Savings Bank Tower 8th Floor

Meeting Site

Alakea Street

Alii Place

Municipal Parking entrance

South King Street